

# Ascentage Pharma Group International
# 亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)
Stock Code: HKEX: 6855  NASDAQ: AAPG

Lisaftoclax
利沙托克拉（利生妥®）

Alrizomadlin
(APG-115)

APG-2449

Olverembatinib
奧雷巴替尼（耐立克®）

APG-5918

Pelcitoclax
(APG-1252)

APG-3288

# 2025
## ANNUAL REPORT

# CONTENTS



Lisaftoclax
利沙托克拉（利生妥®）

Alrizomadlin
（APG-115）

APG-2449

Olverembatinib
奥雷巴替尼（耐立克®）

APG-5918

Pelcitoclax
（APG-1252）

APG-3288

# Definitions

In this annual report, unless the context otherwise requires, the following terms have the following meanings. These terms and their definitions may not correspond to any industry standard definitions, and may not be directly comparable to similarly titled terms adopted by other companies operating in the same industries as our Company.

| | |
|---|---|
| "2018 RSU Scheme" | the restricted share unit scheme approved by the board of directors of the Company on July 6, 2018 as amended from time to time |
| "2020 Placing" | the placing of 15,000,000 Shares at a price of HK$46.80 each pursuant to the terms and conditions of the 2020 Placing Agreement |
| "2020 Placing Agreement" | the placing agreement entered into among the Company, Citigroup Global Markets Limited and J.P. Morgan Securities (Asia Pacific) Limited dated July 8, 2020 in relation to the 2020 Placing |
| "2021 Placing" | the placing and subscription of 26,500,000 Shares at a price of HK$44.20 each pursuant to the terms and conditions of the 2021 Placing Agreement |
| "2021 Placing Agreement" | the placing and subscription agreement entered into among the Company, the Founders SPV, J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited dated February 3, 2021 in relation to the 2021 Placing |
| "2021 RSU Scheme" | the restricted share unit scheme of the Company approved by the Board on February 2, 2021 for adoption, in its present form or as amended from time to time |
| "2021 Warrants" | the unlisted warrants issued by the Company to Innovent pursuant to the Warrant Subscription Deed |
| "2021 Further Grant" | the RSUs granted to the selected persons of the 2021 RSU Scheme |
| "2021 Selected Persons" | the eligible person(s) selected by the Board to be granted RSUs under the 2021 RSU Scheme |
| "2022 Further Grant" | the RSUs granted to the selected persons of the 2022 RSU Scheme |
| "2022 RSU Scheme" | the restricted share unit scheme approved by the Board on June 23, 2022 (as amended from time to time) |
| "2022 Selected Persons" | the eligible person(s) selected by the Board to be granted RSUs under the 2022 RSU Scheme |
| "2023 Placing" | the placing and subscription of 22,500,000 Shares at a price of HK$24.45 each pursuant to the terms and conditions of the 2023 Placing Agreement |
| "2023 Placing Agreement" | the placing and subscription agreement entered into among the Company, the Founders SPV, J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited dated January 18, 2023 in relation to the 2023 Placing |

| | |
|---|---|
| "2024 Share Subscription" | the purchase of the 24,307,322 new Shares issued by the Company under the general mandate by Takeda pursuant to the Securities Purchase Agreement |
| "2025 Placing" | the placing of 22,000,000 Shares at a price of HK$68.60 each pursuant to the terms and conditions of the 2025 Placing Agreement |
| "2025 Placing Agreement" | the placing agreement entered into among the Company, Dajun Yang Dynasty Trust, J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited dated July 14, 2025 in relation to the 2025 Placing |
| "AACR" | American Association for Cancer Research |
| "ADS(s)" | American depositary share(s), each ADS represents 4 Ordinary Shares |
| "AGM" | annual general meeting of the Company |
| "ALK" | anaplastic lymphoma kinase |
| "ALL" | acute lymphoblastic leukemia |
| "AML" | acute myelogenous leukemia |
| "APG-115" | our novel, orally active small molecule MDM2-p53 inhibitor |
| "APG-1252" | our novel, highly potent, small molecule drug designed to restore apoptosis, or programmed cell death, through selective inhibition of the Bcl-2/Bcl-xL proteins |
| "APG-1387" | our novel, small molecule inhibitor of the IAP |
| "APG-2449" | our third-generation inhibitor of the FAK, ROS1 and ALK kinases |
| "APG-2575" | our novel, orally administered Bcl-2 inhibitor |
| "APG-5918" | our potent, orally available, and selective EED inhibitor |
| "Articles" or "Articles of Association" | the articles of association of the Company as amended from time to time |
| "Ascentage Australia" | Ascentage Pharma Pty. Ltd., a company incorporated in New South Wales, Australia with limited liability on March 24, 2016, our indirectly wholly-owned subsidiary |
| "Ascentage GZ" or "Healthquest Pharma" | Guangzhou Healthquest Pharma Co. Ltd.* (廣州順健生物醫藥科技有限公司), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of the Company |
| "Ascentage International" | Ascentage International Limited (亞盛國際有限公司), a limited liability company incorporated in Hong Kong on October 28, 2015, our wholly-owned subsidiary |
| "Ascentage Jiangsu" | Jiangsu Ascentage Pharma Co., Ltd* (江蘇亞盛醫藥開發有限公司), a limited liability company incorporated in the PRC on June 1, 2010, our indirectly wholly-owned subsidiary |

# Definitions

| | |
|---|---|
| "Ascentage Pharma HK" | Ascentage Pharma Group Corp Limited (亞盛醫藥集團(香港)有限公司), a company incorporated in Hong Kong with limited liability on May 22, 2009, our wholly-owned subsidiary |
| "Ascentage Shanghai" | Shanghai Yasheng Pharmaceutical Technology Co., Ltd. (上海亞盛醫藥科技有限公司) (formerly known as 上海亞晟醫藥科技有限公司), a limited liability company incorporated in the PRC on December 10, 2015, our indirectly wholly-owned subsidiary |
| "Ascentage Suzhou" | Suzhou Ascentage Pharma Co., Ltd. (蘇州亞盛藥業有限公司), a limited liability company incorporated in the PRC, our indirectly wholly-owned subsidiary |
| "Ascentage US" | Ascentage Pharma Group Inc., a corporation incorporated in Delaware, United States on November 4, 2015, our indirectly wholly-owned subsidiary |
| "ASCO" | American Society of Clinical Oncology |
| "ASH" | American Society of Hematology |
| "AstraZeneca" | AstraZeneca PLC, a UK-Swedish multinational pharmaceutical and biopharmaceutical company headquartered in the United Kingdom, an Independent Third Party |
| "Audit Committee" | the audit committee of the Board |
| "Bcl-2" | B-cell lymphoma 2 |
| "Bcl-2/Bcl-xL" | B-cell lymphoma 2/B-cell lymphoma extra-large; a member of the Bcl-2 family proteins, and acts as an anti-apoptotic protein by preventing the release of mitochondrial contents such as cytochrome c, which leads to caspase activation and ultimately, programmed cell death |
| "BCR" | breakpoint cluster region |
| "BCR-ABL" | a fusion gene formed by the ABL gene from chromosome 9 joining to the BCR gene on chromosome 22, which is found in most patients with chronic myelogenous leukemia (CML), and in some patients with acute lymphoblastic leukemia (ALL) or acute myelogenous leukemia (AML) |
| "Board Committees" | the Audit Committee, the Remuneration Committee, the Nomination Committee, and the R&D Committee |
| "Board of Directors" or "Board" | our board of Directors |
| "BTD" | breakthrough therapy designation |
| "BTK" | Bruton's tyrosine kinase inhibitor |
| "BVI" | the British Virgin Islands |
| "CDE" | the center of drug evaluation of China |

| | |
|---|---|
| "CG Code" | the "Corporate Governance Code" as contained in Appendix C1 to the Listing Rules |
| "Chairman" | the chairman of the Board |
| "CLL" | chronic lymphocytic leukemia; a slowly progressing, liquid form of tumor that causes an excess of white blood cells in the bone marrow, blood, liver, and spleen |
| "CLL/SLL" | chronic lymphocytic leukemia/small lymphocytic lymphoma |
| "CML-AP" | accelerated-phase CML |
| "CML" | chronic myeloid/myelogenous leukemia; a type of cancer that affects the blood and bone marrow |
| "CMR" | Complete Molecular Response |
| "CR/CRh/CHR" | Complete Response/Complete Response with Hematologic Recovery/Complete Hematologic Response |
| "Company", "our Company", "Ascentage Pharma" | Ascentage Pharma Group International (亞盛醫藥集團) (stock code: 6855), an exempted company incorporated in the Cayman Islands with limited liability on November 17, 2017 |
| "Concert Party Confirmation Deed" | the concert party confirmation deed dated August 11, 2018 executed by Dr. Yang, Dr. Wang, Dr. Guo, Dr. Zhai, the Founders SPV and the Dr. Zhai SPV, to confirm, agree and acknowledge, among other things, that they are parties acting in concert in relation to our Group since December 5, 2016 and will continue to act in concert after the Listing |
| "Core Product" | has the meaning ascribed to it in Chapter 18A of the Listing Rules. For the purposes of this annual report, our Core Product is HQP1351 |
| "Deed of Non-Competition" | the deed of non-competition dated April 24, 2019 entered into by our Substantial Shareholders, in favour of our Company (for itself and as trustee for each of our subsidiaries), particulars of which are set out in the paragraph headed "Relationship with Controlling Shareholders – Non-competition undertakings" in the Prospectus |
| "Director(s)" | the director(s) of the Company or any one of them |
| "Dr. Guo" | Dr. Guo Edward Ming, our Substantial Shareholder |
| "Dr. Lu" | Dr. Lu Simon Dazhong, a non-executive Director |
| "Dr. Sidransky" | Dr. David Sidransky, an independent non-executive Director and the lead independent non-executive Director |

# Definitions

| | |
|---|---|
| "Dr. Wang" | Dr. Wang Shaomeng, our non-executive director and Substantial Shareholder |
| "Dr. Yang" | Dr. Yang Dajun, our executive director, chairman, chief executive officer, Substantial Shareholder, and spouse of Dr. Zhai |
| "Dr. Zhai" | Dr. Zhai Yifan, our chief medical officer, Substantial Shareholder, and spouse of Dr. Yang |
| "Dr. Zhai SPV" | HealthQuest Pharma Limited, a company incorporated in BVI with limited liability and wholly owned by Dr. Zhai (for herself and as settlor of the Zhai Family Trust), our Substantial Shareholder |
| "EED" | Embryonic Ectoderm Development |
| "EGFR" | epidermal growth factor receptor |
| "ER+" | estrogen receptor positive |
| "EU" | European Union |
| "FAK" | focal adhesion kinase; an enzyme involved in cellular adhesion (how cells stick to each other and their surroundings) and spreading processes (how cells move around) |
| "FDA" | U.S. Food and Drug Administration |
| "Founders" | Dr. Yang, Dr. Wang and Dr. Guo |
| "Founders Family Trusts" | Yang Family Trust, Wang Family Trust and Guo Family Trust |
| "Founders SPV" | Ascentage Limited (now dissolved), a company incorporated in BVI with limited liability which was owned by Dr. Yang (for himself and as settlor of the Yang Family Trust) as to 45.53%, Dr. Guo (for himself and as settlor of the Guo Family Trust) as to 27.69% and Dr. Wang (for himself and as settlor of the Wang Family Trust) as to 26.78%, a Substantial Shareholder |
| "Further Option Grant" | the Options granted to Option Grantees under the Post-IPO Share Option Scheme |
| "FVTPL" | fair value through profit or loss |
| "GIST" | gastrointestinal stromal tumor |
| "Global Offering" | the Hong Kong public offering and international offering as described in the Prospectus |
| "GMP" | good manufacturing practice |
| "Group", "we", "our" or "us" | the Company and its subsidiaries from time to time |

| | |
|---|---|
| "Guo Family Trust" | Ming Edward Guo Dynasty Trust, a discretionary family trust established by Dr. Guo as settlor for the benefits of Dr. Guo's family members, of which South Dakota Trust is a trustee |
| "Healthquest Pharma" | Guangzhou Healthquest Pharma Co., Ltd. (廣州順健生物醫藥科技有限公司), a limited liability company incorporated in the PRC on July 3, 2012, an indirectly wholly-owned subsidiary of the Company |
| "HK$" or "Hong Kong dollars" | Hong Kong dollars and cents, both are the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "HQP1351" | formerly known as D824, or GZD824; our third-generation BCR-ABL inhibitor, which was designed to overcome drug resistance caused by BCR-ABL kinase mutants such as T315I mutants |
| "IAP" | inhibitors of apoptosis protein |
| "IFRS" | International Financial Reporting Standard, as issued from time to time by the International Accounting Standards Board |
| "IND" | investigational new drug, an application and approval process required before drug candidates may commence clinical trials |
| "Independent Auditor" | Ernst & Young |
| "Innovent" | Innovent Biologics, Inc. (信達生物製藥), an exempted company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1801) |
| "Innovent Suzhou" | Innovent Biologics (Suzhou) Co., Ltd. (信達生物製藥(蘇州)有限公司), a company with limited liability established under the laws of the PRC and controlled by Innovent |
| "IP" | intellectual property |
| "Lisaftoclax (APG-2575)" | a novel, orally administered Bcl-2 inhibitor |
| "Listing" | the listing of the Shares on the Main Board of the Stock Exchange |
| "Listing Date" | October 28, 2019, on which the Shares were listed and from which dealings therein were permitted to take place on the Stock Exchange |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) |
| "Main Board" | the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange |

# Definitions

| | |
|---|---|
| "MDM2" | Murine Double Minute 2 |
| "MDS" | myelodysplastic syndrome; group of cancers in which immature blood cells in the bone marrow do not mature and therefore do not become healthy blood cells |
| "MM" | multiple myeloma |
| "Model Code" | the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix C3 to the Listing Rules |
| "MPNST" | malignant peripheral nerve sheath tumor |
| "Mr. Ren" | Mr. Ren Wei, an independent non-executive Director |
| "Mr. Ye" | Mr. Ye Changqing, an independent non-executive Director |
| "NASDAQ" | National Association of Securities Dealers Automated Quotations |
| "NCCN" | National Comprehensive Cancer Network |
| "NDA" | new drug application |
| "NHL" | non-Hodgkin's lymphoma |
| "NMPA" | National Medical Products Administration of the PRC, formerly known as the China National Drug Administration, or CNDA, and the China Food and Drug Administration, or CFDA |
| "Nomination Committee" | the nomination committee of the Board |
| "NSCLC" | non-small cell lung cancer |
| "ODD" | Orphan Drug Designation |
| "Option Grantees" | the eligible person(s) selected by the Board to be granted Options under the Post-IPO Share Option Scheme |
| "PD-1" | programmed cell death protein 1, a cell surface receptor that belongs to the immunoglobulin superfamily and is expressed on T cells and pro-B cells |
| "Post-IPO Share Option Scheme" | the post-IPO share option scheme approved by the board of directors of the Company on September 28, 2019 as amended from time to time |
| "PRC" or "China" or "Mainland China" | the People's Republic of China and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, Macau and Taiwan |
| "Pre-IPO Share Option Scheme" | the pre-IPO share option scheme approved by the board of directors of the Company on July 13, 2018 as amended from time to time |

| "Prospectus" | the prospectus of the Company dated October 16, 2019 |
| --- | --- |
| "R&D" | research and development |
| "R/R" or "r/r" | disease or condition which become progressive after treatment (relapsed) or does not respond to the initial treatment (refractory) |
| "Remuneration Committee" | the remuneration committee of the Board |
| "Reporting Period" | the one-year period from January 1, 2025 to December 31, 2025 |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "ROS1" | receptor tyrosine kinase with structural similarity to the ALK protein |
| R&D Committee | the research and development committee |
| "RSU(s)" | restricted share unit(s) |
| "SCLC" | small cell lung cancer |
| "SDH-" | succinate dehydrogenase |
| "Selected Person(s)" | eligible person(s) selected by the Board to be granted RSUs under the 2018, 2021, and 2022 RSU Scheme at its discretion |
| "Securities Purchase Agreement" | the securities purchase agreement dated June 14, 2024 entered into between the Company and Takeda in relation to the 2024 Share Subscription |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |
| "Share(s)" | ordinary shares in the capital of our Company with a nominal value of US$0.0001 each |
| "Shareholder(s)" | holder(s) of Shares |
| "South Dakota Trust" | South Dakota Trust Company LLC, the trustee of each of Founders Family Trusts and Zhai Family Trust |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited |
| "Substantial Shareholder(s)" | has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires refers to the Founders, Dr. Zhai and the Dr. Zhai SPV |
| "T315I" | a type of mutation that sometimes results in the failure of tyrosine kinase inhibitor (TKI) treatment |
| "TKIs" | tyrosine kinase inhibitor; a type of pharmaceutical drug that inhibits tyrosine kinases |

# Definitions

| | |
|---|---|
| "Trustee" | the trustee(s) to be appointed by the Board to hold Shares for the purpose of the 2021 RSU Scheme and the 2022 RSU Scheme |
| "Unity" | Unity Biotechnology, Inc. |
| "U.S." or "the United States" | the United States of America, its territories, its possession and all areas subject to its jurisdiction |
| "U.S. dollars" or "US$" | United States dollars, the lawful currency of the United States |
| "Wang Family Trust" | Shaomeng Wang Dynasty Trust, a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang's family members, of which South Dakota Trust is a trustee |
| "Warrants" | the 6,787,587 unlisted warrants, each conferring to Innovent the right to subscribe for one (1) new Share at the Warrant Exercise Price during the period commencing on the date of issuance of the Warrants and ending on the date that is 24 months after the date of issuance of the Warrants, in accordance with the terms and conditions of the warrant subscription deed entered into between the Company and Innovent on July 14, 2021 |
| "Warrant Exercise Price" | the exercise price per Warrant (subject to adjustment) at which the holder of each Warrant may subscribe for a Warrant Share |
| "Warrant Share(s)" | up to initially 6,787,587 new Shares (subject to adjustment) to be allotted and issued upon exercise of the subscription rights attaching to the Warrants |
| "Warrant Subscription" | the subscription of the Warrants by Innovent pursuant to the Warrant Subscription Deed |
| "Warrant Subscription Deed" | the warrant subscription deed dated July 14, 2021 entered into between the Company and Innovent in relation to the Warrant Subscription |
| "WM" | waldenstrom macroglobulinemia |
| "Yang Family Trust" | Dajun Yang Dynasty Trust, a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang's family members, of which South Dakota Trust is a trustee |
| "Zhai Family Trust" | Yifan Zhai Dynasty Trust, a discretionary family trust established by Dr. Zhai as settlor for the benefits of Dr. Zhai's family members, of which South Dakota Trust is a trustee |
| "%" | per cent. |

In this annual report, unless otherwise indicated, the terms "associate", "associated corporation", "connected person", "controlling shareholder", "subsidiary" and "substantial shareholder" shall have the meanings given to such terms in the Listing Rules.

# Corporate Information

## BOARD OF DIRECTORS

### Executive Director

Dr. Yang Dajun *(Chairman and chief executive officer)*

### Non-executive Directors

Dr. Wang Shaomeng
Dr. Lu Simon Dazhong*(Note)*

### Independent non-executive Directors

Mr. Ye Changqing
Mr. Ren Wei
Dr. David Sidransky
  *(appointed as lead independent non-executive Director with effect from December 30, 2025)*
Ms. Marina S. Bozilenko
Dr. Debra Yu
Dr. Marc E. Lippman, MD
  *(appointed with effect from January 2, 2025)*

## COMPANY SECRETARY

Mr. Wong Cheung Ki Johnny, *FCPA, FCG, HKFCG*
  *(resigned with effect from February 25, 2025)*
Ms. Chan Charmayne, *ACG (CS, CGP), HKACG (CS, CGP)* *(appointed with effect from February 25, 2025; resigned with effect from April 1, 2026)*
Ms. Leung Hoi Yan, *CPA*
  *(appointed with effect from April 1, 2026)*

## AUTHORISED REPRESENTATIVES

Dr. Yang Dajun
Mr. Wong Cheung Ki Johnny, *FCPA, FCG, HKFCG*
  *(resigned with effect from February 25, 2025)*
Ms. Chan Charmayne, *ACG (CS, CGP), HKACG (CS, CGP)* *(appointed with effect from February 25, 2025; resigned with effect from April 1, 2026)*
Ms. Leung Hoi Yan, *CPA*
  *(appointed with effect from April 1, 2026)*

## AUDIT COMMITTEE

Mr. Ye Changqing *(Chairman)*
Dr. Lu Simon Dazhong
Mr. Ren Wei *(resigned as a member with effect from January 2, 2025)*
Ms. Marina S. Bozilenko *(appointed with effect from January 2, 2025)*

## REMUNERATION COMMITTEE

Mr. Ren Wei *(Chairman)*
Dr. Yang Dajun *(resigned as a member with effect from January 2, 2025)*
Mr. Ye Changqing
Dr. Debra Yu *(appointed with effect from January 2, 2025)*

## NOMINATION COMMITTEE

Dr. Yang Dajun *(Chairman) (resigned as the Chairman with effect from January 2, 2025)*
Dr. David Sidransky *(re-designated as the Chairman with effect from January 2, 2025)*
Mr. Ren Wei
Dr. Marc E. Lippman, MD *(appointed with effect from January 2, 2025)*
Dr. Debra Yu *(appointed with effect from December 26, 2025)*

## RESEARCH AND DEVELOPMENT COMMITTEE

Dr. Marc E. Lippman, MD *(Chairman with effect from December 26, 2025)*
Dr. David Sidransky *(appointed with effect from December 26, 2025)*
Dr. Shaomeng Wang *(appointed with effect from December 26, 2025)*

## AUDITOR

Ernst & Young
*Certified Public Accountants*
*Registered Public Interest Entity Auditor*
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong

## REGISTERED OFFICE

Walkers Corporate Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands

*Note:*

*Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.*

# Corporate Information

## HEADQUARTERS AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

68 Xinqing Road
Suzhou Industrial Park
Suzhou, Jiangsu
China

## PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Unit 906, 9/F
Haleson Building
1 Jubilee Street, Central,
Hong Kong

## PRINCIPAL BANKER

Bank of China (Hong Kong) Limited
1 Garden Road
Hong Kong

## HONG KONG LEGAL ADVISER

Wilson Sonsini Goodrich & Rosati
Suite 1509, 15/F, Jardine House
1 Connaught Place, Central
Hong Kong

## PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Walkers Corporate Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands

## HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

## STOCK CODE

HKEX: 6855
NASDAQ: AAPG

## WEBSITE

https://www.ascentage.cn/

# Financial Highlights

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited financial information and financial statements is set out below:

| | For the year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2021 | 2022 | 2023 | 2024 | **2025** |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | **RMB'000** |
| Revenue | 27,910 | 209,711 | 221,984 | 980,650 | **574,120** |
| Research and development expenses | (766,491) | (743,104) | (706,972) | (947,245) | **1,137,448** |
| Administrative expenses | (143,513) | (170,595) | (181,076) | (187,125) | **246,281** |
| Loss for the year | (782,424) | (882,924) | (925,712) | (405,680) | **1,242,987** |
| Total comprehensive loss for the year | (813,702) | (821,427) | (899,453) | (398,731) | **1,296,002** |

| | As at December 31, | | | | |
|---|---|---|---|---|---|
| | 2021 | 2022 | 2023 | 2024 | **2025** |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | **RMB'000** |
| Total current assets | 1,885,280 | 1,636,488 | 1,344,178 | 1,474,162 | **2,944,173** |
| Total non-current assets | 1,054,780 | 1,193,773 | 1,156,215 | 1,143,648 | **1,019,404** |
| Total current liabilities | 361,109 | 881,152 | 934,173 | 1,166,611 | **1,643,372** |
| Total non-current liabilities | 1,344,214 | 1,540,451 | 1,495,588 | 1,177,037 | **985,993** |
| Total equity/(deficit) | 1,234,737 | 408,658 | 70,632 | 274,162 | **1,334,212** |

# Chairman's Statement

As we reflect on our achievements in 2025, I am delighted to report that Ascentage Pharma has made remarkable strides in advancing our mission to deliver innovative therapies to patients worldwide. On January 28, 2025, the Company issued 7,325,000 new ADSs (representing 29,300,000 new Ordinary Shares) during a NASDAQ Initial Public Offering at an offer price of US$17.25 per ADS (equivalent to approximately HK$33.57 per underlying share based on the representation ratio). The net proceeds raised in respect of the Firm ADSs under the Offering were approximately US$132.5 million (equivalent to approximately HK$1,031.8 million). In addition, from the Hong Kong market to NASDAQ, Ascentage Pharma become the first dual-listed biopharmaceutical company on NASDAQ following a HKEX Listing. Furthermore, on July 17, 2025, the Company issued 22,000,000 new Ordinary Shares for US$190.1 million (equivalent to approximately HK$1,492.5 million) in net proceeds in a follow-on placing of existing shares and top-up subscription of news shares on the Stock Exchange.

We have also made solid progress in advancing our commercialization strategy. In China, product sales of Olverembatinib gained significant traction in 2025, representing first full year of sales after inclusion in the NRDL, which has markedly enhanced accessibility for patients in China.

Our overall commercial momentum continued with the advancement of Lisaftoclax. In July 2025, Lisaftoclax was approved for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy, including Bruton's tyrosine kinase, or BTK, inhibitors. Following regulatory approval, we initiated in short order the commercial launch of Lisaftoclax in China. The approval for Lisaftoclax demonstrates Ascentage Pharma's exceptional ability to execute its overall strategy in translating new discovery and clinical development to novel, approved products.

Our clinical development programs also achieved significant progress over the past year. In 2025, Lisaftoclax received clearance by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) to initiate a global registrational Phase III study in first-line treatment in higher-risk myelodysplastic syndrome (HR-MDS). Lisaftoclax has the potential to transform the treatment landscape of HR-MDS. Meanwhile, Olverembatinib received clearance by the U.S. FDA and EMA to initiate a global registrational Phase III study in combination with low-intensity chemotherapy for the treatment of first-line patients with Philadelphia chromosome-positive acute lymphoblastic leukemia (1L Ph+ ALL). Presently, we are conducting nine registrational trials in total, including four that were cleared by EMA and FDA, for Olverembatinib, Lisaftoclax and APG-2449. These developments highlight our commitment to addressing unmet medical needs through rigorous clinical innovation.

We believe Ascentage Pharma is on a transformative path to becoming a global innovative hematology-oncology leader. The commercialization of Olverembatinib and Lisaftoclax in China, the progress and continued development of our other clinical-stage small molecule drug assets, and our listing on NASDAQ in the U.S., reflect the overall growth and long-term vision of Ascentage Pharma. For 2026, we remain focused on accelerating the development of our overall pipeline of potential life-changing therapies, expanding our global footprint, and creating sustainable value for all stakeholders."

**Dr. Yang Dajun**
*Chairman and Chief Executive Officer*

Suzhou, PRC and Rockville, US, March 25, 2026

# Management Discussion and Analysis

## OVERVIEW

We are a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer.

Our two approved oncology drug products, Olverembatinib and Lisaftoclax, were developed by us to treat multiple major hematological malignancies as well as solid tumors that occur globally. Currently, for hematological malignancies, Olverembatinib is directed towards or intended to address chronic myeloid leukemia, or CML, and acute lymphocytic leukemia, or ALL, and Lisaftoclax is directed towards or intended to address chronic lymphocytic leukemia, or CLL, small lymphocytic leukemia, or SLL, acute myeloid leukemia, or AML, and higher-risk myelodysplastic syndrome, or HR-MDS. These particular hematological diseases alone are expected to exceed US$166 billion in aggregate market size by 2035, according to an industry report commissioned by us and independently prepared by Frost & Sullivan, or the F&S Report.

Our first product, Olverembatinib, is a novel, third-generation tyrosine kinase inhibitor, or TKI, that was the first BCR-ABL1 TKI approved in China for treatment of patients with CML in chronic phase, or CML-CP, with T315I mutations, CML in accelerated phase, or CML-AP, with T315I mutations, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. We are currently commercializing Olverembatinib in China. Since January 2025, all approved indications of Olverembatinib by the CDE have been included in the NRDL, which bolstered the affordability and accessibility of the drug in China. We are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-2, of Olverembatinib in CML patients, who have been previously treated with at least two prior TKIs, and currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-1 of Olverembatinib in first-line Ph+ ALL patients. In addition, we are conducting multinational Phase III registrational trial for succinate dehydrogenase- (SDH-) deficient gastrointestinal stromal tumor (GIST) patients.

Our second product, Lisaftoclax, is a novel Bcl-2 inhibitor that we announced approval for on July 10, 2025, by the NMPA for the treatment of adult patients with CLL/SLL, who have previously received at least one systemic therapy including BTK inhibitors. This milestone makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor ever to be commercially approved. We are also currently conducting four registrational Phase III clinical trials of Lisaftoclax: (1) the global GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response, (2) the multinational GLORA-2 study in combination with acalabrutinib in first-line CLL/SLL patients, (3) the multinational GLORA-3 study in combination with azacitidine, or AZA, in first-line elderly and unfit AML patients; and (4) the global GLORA-4 study in combination with AZA in first-line HR MDS patients.

Our central strategy has been to leverage our expertise in chemistry to synthesize inhibitors targeting proteins and pathways that drive the key hallmarks of cancer. Beyond our two products, we have several other clinical-stage assets in U.S., China, and international clinical trials. As of the date of this annual report, we have utilized our knowledge of small molecule discovery together with our ability to execute clinical trials globally to develop novel treatments to address unmet medical needs in cancer. Backed by our strong scientific foundation, we use state-of-the-art technologies to discover and develop innovative therapeutic agents directed towards our target patient populations.

We are empowered by our technical expertise in structure-based drug design and our innovative drug discovery engine, which allows us to address unmet medical needs by targeting key apoptotic pathways and tyrosine kinases that have been validated in the field. These core competencies have allowed us to develop small molecule and degrader candidate therapeutics against a range of well-characterized apoptotic targets including Bcl-2, Bcl-2/Bcl-xL, IAP, and MDM2-p53. In addition, we are building next-generation cell signalling inhibitor candidates (i.e., BCR-ABL1, ALK, FAK, ROS inhibitors) as well as epigenetic-modifying agents (i.e., PRC2 inhibitor). Earlier stage in our pipeline, we are harnessing our deep understanding of protein degraders to develop a wide range of therapeutic candidates, specifically proteolysis targeting chimera molecules, or PROTACs, that target traditionally undruggable proteins that are implicated in oncogenesis. We believe that we are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators including Bcl-2 family, Inhibitor of Apoptosis Proteins, or IAPs, and the MDM2-p53 pathway.

# Management Discussion and Analysis

Leveraging our robust internal research and development capabilities, we have built an intellectual property portfolio spanning globally. As of December 31, 2025, we have 512 issued patents globally, which includes over 50 new patents issued during the reporting period and net of abandonment of certain patents unrelated to our core product portfolio. 374 issued patents were issued outside of China as of December 31, 2025.

We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent as well as clinical collaboration agreements with AstraZeneca, Merck & Co., and Pfizer Inc. We also have research and development collaborations with leading research institutions, including, but not limited to, Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute, and the University of Michigan.

## BUSINESS REVIEW

### Product Pipeline

The following table summarizes our clinical-stage pipeline consisting of seven small molecule drug candidates, including ongoing trials for Olverembatinib and Lisaftoclax for oncology indications beyond those currently approved in China, along with the development status of each candidate, as of December 31, 2025:



Compound
Target
Indication
Dose Escalation/ Dose Expansion
Clinical POC
Registrational Trial
Marketed
Olverembatinib (HQP1351)
BCR-ABL
CML[1, 2]
CML, Ph+ ALL, SDH-deficient GIST
Lisaftoclax (APG-2575)
Bcl-2 Selective
CLL/SLL[3]
CLL/SLL, AML, MDS, MM
APG-2449
FAK/ALK/ ROS1
NSCLC
Ovarian cancer
Alrizomadlin (APG-115)
MDM2-p53
ACC, MPNST, AML/MDS, pediatric solid tumors
Pelcitoclax (APG-1252)
Bcl-2/Bcl-xL
NSCLC, SCLC, neuroendocrine tumors, NHL
APG-5918
PRC2 Inhibitor
anemia, oncology
APG-3288
BTK Degrader
B-cell lymphoma


1. Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.

2. Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

3. In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors.

## Core Product Candidate

***Olverembatinib (HQP1351)***

Our first product, Olverembatinib, is a novel, third-generation TKI and the first BCR-ABL1 TKI approved in China for treatment of patients with CML-CP with a T315I mutation, CML-AP with a T315I mutation, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. Olverembatinib received support from China's National Major New Drug Discovery and Manufacturing Program. Since January 2025, all approved indications of Olverembatinib are covered by the China's NRDL, which bolstered the affordability and accessibility of the drug in China.

As of the date of this annual report, the FDA has granted four ODDs for Olverembatinib, including in CML, ALL, AML and GIST, as well as Fast-Track Designation for treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Olverembatinib was also granted an Orphan Designation by the EMA for the treatment of CML. Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network (NCCN) USA guidelines for the management of CML and in the updated 2025 European LeukemiaNet recommendations. In addition, Olverembatinib has been included in the 2025 edition of the Chinese Medical Association's *Guidelines for the Diagnosis and Treatment of Chronic Myeloid Leukemia* in China, the 2025 edition of the Chinese Anti-Cancer Association (CACA) *Guidelines for Holistic Integrative Management of Cancer*, and the 2025 edition of the *Chinese Society of Clinical Oncology (CSCO) Guidelines*.

The following table summarizes registrational trials that were completed or ongoing worldwide for Olverembatinib:

| Clinical Program | Indication | Dose Escalation/ Dose Expansion | Clinical POC | Registrational Trial | Marketed |
|---|---|---|---|---|---|
| Pivotal Ph-II | CML-CP with/without *T315I* Mutation, CML-AP with *T315I* Mutation[1,2] | Single-agent | Full approval and full coverage by NRDL | | Marketed in China since 2021  |
| POLARIS-2 | CML | Single-agent | FDA, EMA, CDE, and PMDA cleared | Global Phase III Registrational Trial | |
| POLARIS-1 | First-Line Ph+ ALL | + Chemo | FDA, EMA, and CDE (w/ BTD) cleared | Global Phase III Registrational Trial | |
| POLARIS-3 | SDH-deficient GIST | Single-agent | CDE cleared | Multinational Phase III Registrational Trial | |

1. Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.

2. Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

# Management Discussion and Analysis

The recent progress of Olverembatinib is as follows:

*Commercial progress*

- Revenue from sales of Olverembatinib in China increased 80.6% to RMB435.3 million (US$62.2 million) for the year ended December 31, 2025, compared to RMB241.0 million (US$33.0 million) for the year ended December 31, 2024.

   All approved indications of Olverembatinib are covered since January 2025 by China's NRDL, which bolstered the affordability and accessibility of the drug in China.

- The number of DTP pharmacies and hospitals where Olverembatinib is on formulary reached 825 as of December 31, 2025, a 12.4% increase compared to 734 as of December 31, 2024. In particular, the number of hospitals where Olverembatinib is on formulary increased 36.5% over the same period to 355 hospitals as of December 31, 2025 from 260 hospitals as of December 31, 2024.

*Clinical progress*

- We received clearance from the FDA and the EMA to conduct a global registrational Phase III study (POLARIS-1) of its compound under investigation, Olverembatinib, in combination with chemotherapy for the treatment of first-line Ph+ ALL patients.

- We continue enrolment in a registrational Phase III clinical trial of Olverembatinib in combination with chemotherapy versus investigator choice TKI in combination with chemotherapy in first-line Ph+ ALL patients (POLARIS-1).

- We continue enrolment in a FDA-cleared registrational Phase III clinical trial of Olverembatinib for previously treated CML-CP patients, both with and without T315I mutation (POLARIS-2).

- We continue enrolment in a registrational Phase III clinical trial of Olverembatinib for the treatment of patients with SDH-deficient GIST who have failed prior systemic treatment (POLARIS-3).

- We obtained BTD for Olverembatinib in March 2025 from the CDE of China's NMPA for combination with low-intensity chemotherapy for the treatment of first-line Ph+ ALL patients.

- We are evaluating Olverembatinib in combination with the Bcl-2 inhibitor Lisaftoclax in early phase clinical trials.

*Updated Clinical Data Highlights*

- In December 2025, the updated results from multiple studies of Olverembatinib were presented at the at the 67th ASH Annual Meeting in Orlando. Updated results from Part 1 (dose escalation) of POLARIS-1, a global phase 3 study of Olverembatinib combined with low-intensity chemotherapy in patients with 1L Ph+ ALL demonstrated an MRD-negative CR rate of 64.2% at the end of three cycles of induction therapy as well as a favorable safety profile.

   Also, Olverembatinib demonstrated efficacy vs. best available therapy (BAT) in 144 patients with CML-CP resistant and/or intolerant to first and second-generation TKIs in a 4-year follow-up study of the patient population from the registrational Phase 2 trial that led to the approval of Olverembatinib. Specifically, the Olverembatinib arm achieved a significantly longer event-free survival (EFS) than the BAT arm: among all patients with CML-CP, the median EFS of the Olverembatinib arm and the BAT arm were 21.2 months and 2.9 months, respectively. Among patients with CML-CP without the T315I mutation, the Olverembatinib arm demonstrated an EFS of 11.9 months, which was also significantly longer than the 3.1 months observed in the BAT arm. Notably, the long-term follow-up data showed a favorable safety profile, with vascular occlusion reported by 7% of patients.

Updated data in 47 patients with CML-CP demonstrated that Olverembatinib may provide a safe and effective second-line treatment for patients with CML-CP, especially for those with disease that had failed on first-line treatment with second-generation TKIs. In patients who failed first-line treatment with second-generation TKIs, Olverembatinib demonstrated a complete cytogenetic response (CCyR) rate of 76.7% and an major molecular response (MMR) rate of 43.3%. Moreover, patients' molecular responses continue to increase with extended treatment duration, reaching 60% major molecular response at 21 cycles.

The preclinical and clinical study of Olverembatinib in patients with myeloid/lymphoid neoplasms with FGFR1 rearrangement was also presented. Among 17 evaluable patients, 13/17 (76.5%) patients achieved CR/CRh/CHR, among whom 1 achieved CCyR and 2 achieved CMR at 2 months' evaluation. With a median (range) follow-up of 11 (2-38) months, 11 patients were still alive with no detected disease.

A real-world analysis of efficacy and safety of Olverembatinib in 64 patients transplant-eligible Blast Crisis CML, which is the most advanced phase of CML, was also presented at ASH 2025. The patients in this study also had cytogenetic abnormalities and complex karyotypes. Patients were either enrolled in a cohort receiving a first or second generation TKIs or an Olverembatinib treatment group. The Olverembatinib cohort achieved significantly improved MMR (61.9% vs 16.3%, $p<0.001$) and CMR (23.8% vs 4.7%, $p<0.05$). In addition, two-year OS and two-year PFS was 87.1% and 75.8% in the Olverembatinib cohort vs. 57.2% and 52.6% in the first or second generation TKI treated cohort.

- Clinical and translational data from a Phase Ib study of Olverembatinib in patients with GIST, which was published in November 2025 by the renowned scientific journal Signal Transduction and Targeted Therapy (Impact Factor: 52.7), demonstrated promising efficacy and safety of Olverembatinib in patients with SDH-deficient GIST and revealed a novel mechanism through which Olverembatinib exerts antitumor effects by modulating lipid metabolism.

- A study aimed to investigate the efficacy and safety of an Olverembatinib-venetoclax regimen before bridging to hematopoietic stem-cell transplantation (HSCT) in adult Ph/BCR-ABL1+ALL patients with refractory/relapsed disease or persistent MRD was published in December 2025 in the Annals of Hematology[1]. This study demonstrated that 15 out of 17 patients (83.3%) with Ph+ ALL achieved successful bridging to allo-HSCT. The 2-year overall survival and relapsed free survival rates were 88.2 ± 7.8% and 79.4 ± 10.9%, respectively, after a median follow-up of 856-day post-HSCT. Furthermore, adverse events were mostly Grade 1 and 2, demonstrating long-term safety post-transplantation.

- In June 2025, the updated results from multiple studies of Olverembatinib were presented as posters at the 2025 European Hematology Association Hybrid Congress. Collectively, these studies showed broad therapeutic potential of Olverembatinib for the treatment of Ph+ ALL. In one prospective study prospective of the combination of Olverembatinib and blinatumomab, all patients achieved CR after only one cycle of treatment with OS and EFS at 100% and 91.6%, respectively. Olverembatinib in combination vindesine and prednisone as well as in combination with inotuzumab ozogamicin also achieved strong clinical response and relapse-free survival. In addition, CR/CHR was achieved in patients with myeloid/lymphoid neoplasm with FGFR1 rearrangement, with potential to enable allo-HSCT.

- In April 2025, we released data of Olverembatinib in combination with Lisaftoclax overcoming venetoclax resistance in preclinical models of AML as well as preclinical data of Olverembatinib in combination with Lisaftoclax in T-ALL at the 2025 American Association for Cancer Research (AACR 2025).

*Expected Progress of Olverembatinib*

- In 2026, we will continue to advance enrollment in the POLARIS-1, POLARIS-2, and POLARIS-3 trials.

---

1    Zhang X, Zhao Y, Zhai W, et al. Targeting relapsed/refractory and MRD + Ph + ALL: olverembatinib-venetoclax bridging enhances allo-HSCT outcome. Ann Hematol. Published online December 13, 2025. doi:10.1007/s00277-025-06708-0

# Management Discussion and Analysis

## Key Products and Pipeline Candidates

### Lisaftoclax (APG-2575)

Lisaftoclax is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptotic process in cancer cells. In July 2025, Lisaftoclax was approved by China's NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors, which makes Lisaftoclax the first ever Bcl-2 inhibitor receiving conditional approval and marketing authorization in China as well as the second Bcl-2 inhibitor ever approved commercially. In addition, Lisaftoclax was recommended in the 2025 CSCO Lymphoma Diagnosis and Treatment Guidelines for the treatment of relapsed/refractory CLL/SLL patients. Currently, Lisaftoclax has received clearances and approvals for clinical studies in China, the United States, Australia, and Europe, in indications including CLL/SLL, Non-Hodgkin's lymphoma, or NHL, AML, MM, MDS, WM, and certain solid tumors. Furthermore, the FDA has granted five ODDs to Lisaftoclax, specifically for the treatment of patients with follicular lymphoma, or FL, WM, CLL, MM, AML.

The following table summarizes the registrational trials completed or ongoing for Lisaftoclax:



| Clinical Program | Indication | Dose Escalation/Dose Expansion | Clinical POC | Registrational Trial | Marketed |
|---|---|---|---|---|---|
| Pivotal Ph-II | CLL/SLL[1] | Single-agent | | | Approved in China 2025 |
| GLORA | CLL/SLL sub-optimal BTKi response (Add-on) | + BTK Inhibitor | FDA, EMDA, and CDE cleared | Global Phase III Registrational Trial | |
| GLORA-2 | First-Line CLL/SLL | + acalabrutinib | EMA and CDE cleared | Multinational Phase III Registrational Trial | |
| GLORA-3 | First-Line Elderly and Un t AML | + AZA (azacitidine) | EMA and CDE cleared | Multinational Phase III Registrational Trial | |
| GLORA-4 | First-Line HR-MDS | + azacitidine | FDA, EMA, and CDE cle red | Global Phase III Registrational Trial | |

1. In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors.

A summary of recent progress of Lisaftoclax is as follows:

### Commercial progress

- On July 10, 2025, Lisaftoclax was approved by China's NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally. Shortly after the approval, we commenced the commercial sales of Lisaftoclax in China. Revenue from sales of Lisaftoclax in China achieved RMB70.6 million (US$10.1 million) for the year ended December 31, 2025.

### Clinical progress

- We continue enrolment in a global, registrational Phase III clinical trial, called GLORA-4, of Lisaftoclax in combination with AZA for the treatment of first-line HR-MDS patients. GLORA-4 is a global trial has also been cleared by the FDA and EMA.

- We continue enrolment in a registrational Phase III clinical trial, called GLORA-3, of Lisaftoclax in combination with AZA for the treatment of first-line elderly or unfit AML patients.

- We continue enrolment in a registrational Phase III clinical trial, called GLORA-2, to evaluate Lisaftoclax in combination with the BTK inhibitor acalabrutinib, versus immunochemotherapy in treatment-naïve patients with CLL/SLL, to validate a fixed duration of combination regimen as a first-line treatment.

- We continue enrolment in an FDA-cleared registrational Phase III clinical trial, called GLORA, of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors.

- The Phase Ib/II clinical trials of Lisaftoclax in combination with other therapies for the treatment of patients with MM in the United States is ongoing.

- The phase Ib/II study of Lisaftoclax as a single agent or in combination with other therapies for the treatment of patients with AML/MDS, including patients resistant to venetoclax, are ongoing in China.

- Phase Ib/II studies of Lisaftoclax in combination with other therapies for the treatment of patients with AML/MDS are also ongoing in the United States.

- A Phase Ib/II study of Lisaftoclax, both as a single agent and in combination with the BTK inhibitor ibrutinib or combination with rituximab for the treatment of patients with WM, is ongoing in the United States, Australia, and China.

*Updated Clinical Data Highlights*

- In December 2025, we did an oral presentation at the 67th ASH Annual Meeting featuring the results of our pivotal, registrational Phase 2 study in China of Lisaftoclax monotherapy for treatment of patients with relapsed/refractory CLL/SLL who had failed BTK inhibitors. Objective response rate (ORR) was the primary endpoint of this trial. Patients in this study were refractory, relapsed, or intolerant to either BTK inhibitors or immunochemotherapy, or both, or had failed prior BTK inhibitors and ineligible for immunochemotherapy. As of July 25, 2025, among 72 evaluable patients with R/R CLL/SLL, the ORR as confirmed by the Independent Review Committee was 62.5%. Median progression-free survival (mPFS) was 23.89 months with a median follow-up of 22.01 months. Among high-risk patients (those with poor prognostic genotypes such as the del(17p)/TP53 mutation, chromosomal complex karyotype, and unmutated IGHV), 21.8% of patients achieved minimal residual disease (MRD) negativity in peripheral blood. In 11 evaluable patients with bone marrow MRD, 6 achieved MRD-negativity. In addition, Lisaftoclax demonstrated a manageable safety profile in BTKi-pretreated patients. In addition, we present updated results of Lisaftoclax combined with AZA in patients with newly diagnosed or prior venetoclax-exposed myeloid malignancies. These preliminary clinical data show that the combination regimen of Lisaftoclax plus AZA holds promise in overcoming venetoclax resistance, therefore potentially offering a new treatment option to patients with AML/HR-MDS.

- In June 2025, we did an oral presentation at the 61st ASCO Annual Meeting of the updated results of Lisaftoclax combined with AZA in patients with myeloid malignancies that are treatment-naïve (TN) or that have had prior venetoclax exposure from an ongoing multi-country, multi-center Phase Ib/II study. As of the data cutoff in April 2025, 103 patients were enrolled, including patients with TN or R/R AML or MDS. The data of this study once again underscored the promising antitumor activity and manageable tolerability of Lisaftoclax in myeloid malignancies. It was reported in this study that Lisaftoclax was able to achieve tumor responses for the first time in patients that were refractory to venetoclax. Specifically, in efficacy-evaluable venetoclax-refractory patients with R/R AML/Mixed Phenotype Acute Leukemia, or MPAL, the ORR was 31.8%, suggesting that Lisaftoclax has a favorable antitumor profile and is differentiated from other drug candidates within the same class. This is also the third consecutive year for which this ongoing clinical study of Lisaftoclax was selected for presentation at the ASCO Annual Meeting.

# Management Discussion and Analysis

*Expected upcoming developments for Lisaftoclax*

1.  We plan to initiate clinical studies to confirm Lisaftoclax's potential to overcome venetoclax resistance in patients who have failed venetoclax treatment.

2.  We will continue to advance enrolment of GLORA, GLORA-2, GLORA-3, GLORA-4 trial in 2026.

3.  We plan to actively advance the inclusion of Lisaftoclax in China's NRDL in 2026.

### APG-2449

APG-2449 is a novel, orally active, small-molecule inhibitor of focal adhesion kinase, or FAK, a third-generation inhibitor of anaplastic lymphoma kinase, or ALK, and an inhibitor of receptor tyrosine kinase C-ROS oncogene 1, or ROS1. It is a triple ligase kinase inhibitor designed and developed by Ascentage Pharma. It is the first FAK inhibitor approved by CDE for clinical studies in China. A first-in-human trial, cerebrospinal fluid pharmacokinetics or PK analyses showed that APG-2449 was brain-penetrant. An updated study of APG-2449 demonstrated preliminary clinical benefit in patients with non-small cell lung cancer, or NSCLC, whose disease was TKI naïve and resistant to second-generation ALK inhibitors, especially in those with brain metastases. In addition, high phosphorylated FAK, or pFAK, expression levels in baseline tumor tissue correlated with improved APG-2449 treatment responses in patients with NSCLC-resistant to second-generation ALK inhibitors, suggesting that increasing pFAK levels may be a viable therapeutic approach for treating tumors resistant to second-generation ALK TKIs. Furthermore, we are investigating the potential synergistic effect of APG-2449 with inhibitors targeting the MAPK pathway, including RAS, MEK, and BRAF inhibitors.

Recent progress of APG-2449 is as follows:

*Clinical progress*

1.  Two CDE-cleared registrational Phase III clinical trials are ongoing that are separately evaluating APG-2449 in patients with NSCLC who are resistant to or intolerant of second generation ALK TKIs and treatment-naïve patients with ALK-positive advanced or locally advanced NSCLC.

2.  A Phase 1b/2 study of APG-2449 in combination with liposomal doxorubicin hydrochloride in platinum-resistant ovarian cancer is ongoing.

*Updated Development Highlights*

1.  In April 2025, we released updated preclinical data of APG-2449 at AACR 2025, demonstrating enhanced antitumor activity with chemotherapy in preclinical models of small cell lung cancer, or SCLC, with activated FAK.

2.  In October 2025, we released clinical data of the Phase 1 trial of APG-2449 at eClinicalMedicine, which showed favorable preliminary safety, pharmacokinetics, and efficacy in TKI-untreated or second-generation ALK-resistant NSCLC. Higher baseline tumour phosphorylated FAK levels were associated with greater APG-2449 treatment benefit. Targeting FAK signaling may provide a feasible strategy for overcoming second-generation ALK TKI resistance.

**Cautionary Statement required by Rule 18A.08(3) of the Listing Rules:** WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-2449 SUCCESSFULLY.

### Alrizomadlin (APG-115)

Alrizomadlin (APG-115) is a novel, orally bioavailable, small-molecule inhibitor of mouse double minute 2-p53 homolog, or MDM2-p53, designed to be highly specific for disruption of the protein – protein interaction of MDM2 and p53 in order to restore activation of p53 tumor suppressor activity. APG-115 is undergoing multiple clinical studies in China, the United States, and Australia as a single agent or in combination with immunotherapy or chemotherapy for treating solid tumors and hematologic malignancies.

The FDA has granted six ODDs for alrizomadlin for the treatment of soft-tissue sarcoma, gastric cancer, AML, retinoblastoma, stage IIB-IV melanoma, and neuroblastoma. In addition, alrizomadlin has been granted two Rare Pediatric Disease Designations, or RPDD designations by the FDA for the treatment of neuroblastoma and retinoblastoma.

Recent progress of alrizomadlin is as follows:

*Clinical progress*

We are currently advancing the following clinical studies of alrizomadlin in the United States and/or Australia:

1. A Phase Ib/II study of alrizomadlin monotherapy or in combination with pembrolizumab in patients with unresectable or metastatic melanoma (in collaboration with Merck & Co.) or other advanced solid tumors.

2. A Phase IIa study evaluating the pharmacokinetics, safety and efficacy of alrizomadlin as a single agent or in combination with Lisaftoclax in subjects with relapsed/refractory T-cell Prolymphocytic Leukemia, or R/R T-PLL, or NHL.

3. A collaborative research study of alrizomadlin monotherapy or in combination with chemotherapy in a Phase II study for the treatment of salivary gland cancer.

In addition, the CDE has granted approval for the following clinical trials of alrizomadlin in China:

1. A Phase Ib/II clinical study of alrizomadlin in combination with anti-PD-1 antibody (JS001) toripalimab, for the treatment of patients with advanced liposarcoma (LPS) or other advanced solid tumors.

2. A Phase Ib study of alrizomadlin as a single agent or in combination with azacitidine or cytarabine in patients with R/R AML and relapsed/progressed high-/very high-risk MDS.

3. A Phase I clinical study of alrizomadlin alone or in combination with Lisaftoclax in children with solid tumors is ongoing; current data indicates that Alrizomadlin alone or in combination with Lisaftoclax showed a manageable safety profile, with preliminary antitumor activity in heavily pretreated relapsed/metastatic rhabdomyosarcoma (RMS) or other soft-tissue sarcomas (STSs).

*Updated Clinical Development Highlights*

1. In June 2025, we released clinical data from our Phase II study of alrizomadlin as a single agent or in combination with PD-1 inhibitor toripalimab in patients with advanced adenoid cystic carcinoma, or ACC, or other solid tumors in a poster presentation at the 61st ASCO Annual Meeting. In the monotherapy arm, 17 patients were efficacy-evaluable. The ORR was 16.7%, and the DCR was 100% in 12 patients with ACC. The DCR was 80% in 5 patients with MPNST, 4 of whom achieved stable disease (SD). In the combination arm, 29 patients were efficacy-evaluable. The ORR was 16.7% and the DCR was 100% in 6 patients with BTC. The ORR was also 16.7% and the DCR was 66.7% in 6 patients with LPS.

**Cautionary Statement required by Rule 18A.08(3) of the Listing Rules:** WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET ALRIZOMADLIN (APG-115) SUCCESSFULLY.

### *Pelcitoclax (APG-1252)*

Pelcitoclax is a novel, highly potent, small-molecule drug candidate designed to restore apoptosis through dual inhibition of the Bcl-2/Bcl-xL proteins for the treatment of SCLC, NSCLC, neuroendocrine tumor and NHL. APG-1252 was granted an ODD by the FDA for the treatment of SCLC.

# Management Discussion and Analysis

In various clinical trials conducted in the United States, Australia and China, patients have been treated with Pelcitoclax as a monotherapy or in combination with other antitumor agents. Pelcitoclax has been well tolerated in patients to date using either weekly or biweekly intermittent dosing schedules. Preliminary antitumor activity was observed as a single agent in heavily pretreated patients.

Recent progress of Pelcitoclax is as follows:

*Clinical progress*

Pelcitoclax is currently under investigation in a variety of combination trials, including:

1.  A Phase Ib study of Pelcitoclax plus osimertinib in patients with epidermal growth factor receptor, or EGFR, mutant NSCLC in China;

2.  A Phase Ib/II study of Pelcitoclax as a single agent or in combination with other therapeutic agents in patients with R/R NHL in China.

3.  A Phase I study of Pelcitoclax in combination with cobimetinib in recurrent ovarian and endometrial cancers.

*Expected Progress of APG-1252*

1.  Plan to initiate a Phase I study in China evaluating the safety and PK of APG-1252 as a monotherapy and in combination in R/R AML.

2.  Multiple IIT oncology studies to be conducted outside China.

**Cautionary Statement required by Rule 18A.08(3) of the Listing Rules:** WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET PELCITOCLAX (APG-1252) SUCCESSFULLY.

*APG-5918*

APG-5918 is a potent, orally bioavailable, and highly selective embryonic ectoderm development, or EED, inhibitor. EED is a core subunit of the Polycomb Repressive Complex 2, or PRC2. Preliminary study results from our preclinical models of anemia demonstrated that APG-5918 has the potential to improve hemoglobin or Hb insufficiency induced by chronic kidney disease, or CKD.

We have initiated an FDA-cleared multi-center, open-label Phase I clinical trial to evaluate the safety, pharmacokinetics, and efficacy of APG-5918 in patients with advanced solid tumors or lymphomas, including NHL, who have progressed or are intolerant to previously approved therapies or for whom no standard treatments are available.

*Clinical progress*

1.  Ongoing Phase I clinical trial of APG-5918 for the treatment of patients with advanced solid tumors and hematologic malignancies in China and the U.S.

2.  Ongoing Phase I clinical trial of APG-5918 for the treatment of patients with anemia-related indications in China. The first part of the single ascending dose, or SAD, study in healthy subjects has been completed, and the second part of multiple ascending dose, or MAD, phase in anemic subjects is ongoing.

*Updated Development Highlights*

1.  In December 2025, we released the preclinical results on APG-5918 at ASH 2025, demonstrating that APG-5918 can overcome immunomodulatory drug (IMiD) resistance as a monotherapy as well as exhibiting synergistic antitumor activity when combined with IMiDs or cereblon E3 ligase modulators (CELMoDs) in preclinical MM models.

2.  In June 2025, we released preclinical results of APG-5918 at EHA 2025, demonstrating potent antitumor activity and synergistic activity with the histone deacetylase inhibitor tucidinostat in T-cell lymphoma (TCL) models.

    In April 2025, we released preclinical data on APG-5918 at AACR 2025, demonstrating that APG-5918 showed potent single-agent antitumor activity and enhanced efficacy in combination with enzalutamide in preclinical prostate cancer models

*Expected Progress of APG-5918*

1.  During 2026, we will advance the clinical development of APG-5918 in oncology and anemia in the U.S. and China.

**Cautionary Statement required by Rule 18A.08(3) of the Listing Rules:** WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-5918 SUCCESSFULLY.

### APG-3288

APG-3288 is our first disclosed novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma's proprietary proteolysis-targeting chimera (PROTAC) technology platform. This candidate induces the formation of a ternary complex consisting of the BTK target, the PROTAC, and the Cereblon E3 ubiquitin ligase, leading to proteasome-mediated degradation of the BTK target. Unlike conventional BTK inhibitors, APG-3288 is designed to act through degradation rather than inhibition, inducing rapid, potent, highly selective, and sustained degradation of both wild-type BTK and multiple BTK mutants associated with resistance to existing BTK inhibitors. Critically, this approach blocks the BCR-BTK signaling axis at its source, thereby overcoming resistance to BTK inhibitors and potentially providing a novel and differentiated therapeutic strategy for BTK-targeted treatment. In preclinical studies, compared to other BTK degraders in development, APG-3288 demonstrated more potent BTK degradation, higher selectivity, and more favorable PK properties that highlighted the drug's potential.

Recent progress of APG-3288 is as follows:

*Clinical progress*

APG-3288 received IND clearance from the FDA in January 2026 and received IND application clearance from the China CDE in February 2026.

*Expected Progress*

During 2026, we will conduct a global Phase I study evaluating APG-3288's PK, safety, tolerability, efficacy data in patients with relapsed/refractory B-cell malignancies, including in U.S. and China.

**Cautionary Statement required by Rule 18A.08(3) of the Listing Rules:** WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-3288 SUCCESSFULLY.

# Management Discussion and Analysis

## Discovery programs

We continue to actively engage our internal discovery capability in pursuit of novel, differentiated, therapeutic candidates to add to our proprietary pipeline. The following summarizes some recent achievements from our ongoing discovery program activities:

### *Protein degraders*

Our deep understanding of heterobifunctional molecules and ligase biology has allowed us to develop protein degraders targeting traditionally undruggable proteins of interest implicated in key oncologic pathways. We believe we have the ability to develop differentiated protein degraders with superior PK/PD profiles resulting in less off-target effects than observed with degraders in clinical development by others. We also believe we can develop cancer therapeutics targeted at resistance mechanisms that have traditionally plagued small molecule inhibitors, with our protein degrader candidates.

In the first quarter of 2026, we announced that APG-3288, our first novel, highly potent and selective BTK degrader, received IND clearance from the FDA and CDE. In addition, we identified and nominated our targeted protein degrader, or TPD, candidate for pre-clinical development. This orally bioavailable degrader is targeting the p53-MDM2 pathway. In the last twenty years, many highly potent and orally active MDM2 inhibitors have been developed as a way to activate the p53 tumor suppressor gene, and several are currently in clinical development, including Alrizomadlin. However, inhibition of p53 often leads to upregulation of MDM2, which, in turn, has limited the efficacy of MDM2 inhibitors evaluated by others to date. Therefore, we believe that a degrader approach has the potential to be a transformative new strategy against these key oncology targets.

We have also identified several compounds from our protein degrader discovery capability that can rapidly reduce levels of the Bcl-xL protein in human cancer cell lines and thereby inhibiting their growth due to their dependency on Bcl-xL. Based on our initial studies, we believe our Bcl-xL protein degrader approach has the potential to demonstrate strong antitumor activity along with low levels of platelet toxicity. We are in process of selecting and nominating our first Bcl-xL degrader candidate for pre-clinical development. The potential candidates exhibit high selectivity for the Bcl-xL target, demonstrating potent cellular and degradation activity, and showing remarkable in vivo efficacy in xenograft mice models.

## RESEARCH AND DEVELOPMENT

We have a proven track record of accomplishment in research discovery, global clinical development, and commercialization of novel biopharmaceuticals directed towards cancer. We plan to continue to diversify and expand our product pipeline through both in-house research and development and collaboration with biotechnology and pharmaceutical companies, as well as academic institutions. We have an experienced scientific advisory board, or SAB, chaired by Dr. Shaomeng Wang, our co-founder and non-executive Director. Members of our SAB are physician scientists with expertise in cancer research and drug development. They are not our employees but periodically provide us with assistance and guide our clinical development programs through regularly scheduled SAB meetings.

For the years ended December 31, 2024 and 2025, our research and development expenses were RMB947.2 million (US$129.8 million) and RMB1,137.4 million (US$162.7 million), respectively.

## INTELLECTUAL PROPERTY RIGHTS

Intellectual property rights are fundamental to our business. Through our robust research and development, we have strategically developed a global intellectual property portfolio with exclusive rights to issue patents or patent applications worldwide with respect to our products and product candidates. As of December 31, 2025, we cumulatively had 512 issued patents globally, this total includes over 50 new patents issued during the reporting period, while excluding the expiration and abandonment of certain patents unrelated to our core product portfolio. 374 issued patents were issued outside of China as of December 31, 2025.

# Management Discussion and Analysis

## COMMERCIALIZATION

Ascentage Pharma entered an accelerated commercialization phase driven by a "dual-engine" strategy: the cornerstone product, Olverembatinib, achieved substantial growth following the implementation of NRDLs, while the newly launched product, Lisaftoclax, rapidly scaled following its initial launch during the Reporting Period. Throughout 2025, the company rapidly expanded its commercial footprint, further strengthened its commercialization capabilities, and continued to grow its in-house sales team. At the same time, the company remained focused on enhancing product competitiveness through clinical value and evidence-based data, laying a solid foundation for sustainable long-term growth.

### Annual Commercial Highlights

- Revenue from sales of Olverembatinib and Lisaftoclax in China was RMB505.8 million (US$72.3 million) for the twelve months ended December 31, 2025, compared to RMB241.0 million (US$33.0 million) for the twelve months ended December 31, 2024, representing an increase of RMB264.8 million (US$39.3 million), or 109.9%.

- **Olverembatinib**: revenue from sales of Olverembatinib in China was RMB435.3 million (US$62.2 million) for the twelve months ended December 31, 2025, compared to RMB241.0 million (US$33.0 million) for the twelve months ended December 31, 2024, representing an increase of RMB194.3 million (US$29.2 million), or 80.6%. The strong revenue growth was primarily driven by the expanded coverage in NRDL since the beginning of 2025, and the inclusion of CML-CP patients who are resistant and/or intolerant to first and second-generation TKIs. Continued growth has been supported by accelerated new patient prescriptions and an extended duration of treatment.

- **Lisaftoclax**: Lisaftoclax was approved for marketing by the National Medical Products Administration (NMPA) on July 10, 2025 and the Company supplied the first batch of prescriptions as of July 25, 2025. Revenue from sales of Lisaftoclax in China was RMB70.6 million (US$10.1 million) for the five months ended December 31, 2025, demonstrating rapid post-launch penetration and uptake.

- In 2025, our team covered more than 1,500 hospitals and over 800 pharmacies with the two commercialized products. In addition, Ascentage Pharma established strategic partnerships with leading pharmaceutical distributors in the PRC, achieving national wide drug distribution coverage.

- **Commercial Team Expansion**: Our in-house commercial team has grown to more than 270 members, the vast majority of whom possess extensive professional experience in hematology-oncology field. For our two core products, the company adopted a specialized, product-dedicated organizational structure. With the continued expansion of the commercial team and capabilities, the company progressed from single-product commercialization to a "dual-engine" parallel strategy, supporting sustained growth of our cornerstone product, Olverembatinib, and the rapid uptake of the new launched product, Lisaftoclax.

### Olverembatinib: Nationwide Scale-up Driven by NRDL Implementation

In 2025, Olverembatinib delivered robust growth, driven by its inclusion in the NRDL. While maintaining its strong position in key regions and core hospitals, we continued to advance market expansion and penetration. This included deeper penetration and market share gains in core hospitals, as well as faster coverage of additional hospitals to broaden patient access, improve prescription conversion, and extended duration of treatment. Expanded coverage across hospitals and DTP pharmacies further improved patient accessibility.

# Management Discussion and Analysis

As of December 31, 2025, through its strategic commercial partnership with Innovent Biologics, Inc. (Stock Code: 1801.HK) or Innovent, Ascentage Pharma has achieved coverage of more than 1,000 hospitals in China. During the twelve months ended of December 31, 2025, the number of direct-to-pharmacy (DTP) pharmacies and hospitals where olverembatinib is on formulary reached 825, approximately a 12.4% increase at this point compared to December 31, 2024. In particular, the number of hospitals where Olverembatinib was included on formulary increased approximately 36.5% to 355 hospitals as of December 31, 2025 from 260 hospitals as of December 31, 2024. We will continue to collaborate with Innovent to accelerate market penetration and build a solid foundation for accessibility.

## Lisaftoclax: Rapid Uptake Following Initial Launch

Lisaftoclax was approved in China in July 2025, marking its first commercial launch. It achieved rapid volume ramp-up following approval. Leveraging our established commercialization system, the rapid expansion of our in-house sales force, and strategic partnerships with multiple leading pharmaceutical commercial companies, we achieved nationwide market and distribution channel coverage. At the same time, we moved quickly to expand target hospital coverage and deepen end-market penetration.

Our in-house team covered more than 1,300 hospitals in China. While Lisaftoclax remains in the self-pay phase, it has achieved formal formulary inclusion in several hospitals and has been listed in hospitals in nearly all provinces and municipalities. During the last five months of December 31, 2025, the number of direct-to-pharmacy (DTP) pharmacies and hospitals where olverembatinib is on formulary reached 825.

## Hospitals Covered and Access Progress

In 2025, driven by business expansion, new product launches and accelerated commercialization, our hospital coverage continued to expand. Currently, Ascentage Pharma's sales team covers more than 1,500 hospitals nationwide. The Company also continues to advance hospital access. For the twelve months ended December 31, 2025, Olverembatinib has achieved access in 355 hospitals, a net increase of 95 hospitals compared to the end of December 31, 2024, representing a growth of 36.5%. Along with the growth in the number of entered hospitals, access to key hospitals has improved significantly, further optimizing the quality of hospital access and strengthening coverage capability in core terminals.

## Evidence Accumulation and Scientific Influence

Ascentage Pharma continued to strengthen its scientific evidence base and scientific influence. As shown below, its core products have been included in, or recommended by, multiple domestic and international clinical practice guidelines and consensus statements.

### Olverembatinib Guideline Inclusions/Recommendations:

- Olverembatinib has been included in the 2025 edition of the Chinese Medical Association's *Guidelines for the Diagnosis and Treatment of Chronic Myeloid Leukemia* in China, the 2025 edition of the Chinese Anti-Cancer Association's *Guidelines for Holistic Integrative Management of Cancer (CACA)* and the 2025 edition of the *CSCO Guidelines,* as a second-line recommended agent for CML.

- Olverembatinib has been included in the 2025 edition of the Chinese Anti-Cancer Association's *Guidelines for Holistic Integrative Management of Cancer (CACA)* and the 2025 edition of the *CSCO Guidelines,* as a first-line recommended agent for Ph+ ALL.

- In April 2025, Olverembatinib received an upgraded recommendation in the 2025 edition of the *CSCO Guidelines for Diagnosis and Treatment of Childhood and Adolescent Leukemia* for the treatment of pediatric patients with Ph+ ALL harboring the BCR-ABL1 T315I mutation.

- Olverembatinib has been included in the 2024 NCCN Guidelines for CML and the updated 2025 European LeukemiaNet (ELN) recommendations.

# Management Discussion and Analysis

**Lisaftoclax Guideline Inclusions/Recommendations:**

- In April 2025, based on its outstanding clinical data, Lisaftoclax has been recommended in the 2025 *CSCO Lymphoma Diagnosis and Treatment Guidelines* for the treatment of relapsed/refractory CLL/SLL patients, marking it as the first China-developed Bcl-2 inhibitor to receive a CSCO guideline recommendation.

- In December 2025, the "Clinical Application Guidelines for Lisaftoclax in Hematologic Malignancies (2025 Edition)", led by the CSCO Leukemia Expert Committee, has been officially released.

**Commercial Outlook for 2026**

- In 2026, the company will continue to drive commercial growth under the "dual-engine" strategy. With the continuous implementation of NRDL coverage and deeper end-market penetration, we will further expand hospital coverage and increase nationwide penetration. Olverembatinib is expected to achieve continued growth, supported by sustained prescription growth and improved treatment accessibility. Lisaftoclax will enter its first full year post-launch and is positioned to scale up sales volume leveraging the commercial capabilities already in place and it will move towards NRDL coverage in China.

- Driven by dual-engine commercialization strategy, we expect to maintain strong growth momentum in 2026. To support this, we will continue to expand our commercial team, not only to meet near-term growth needs but also to build a foundation for long-term market leadership.

- Furthermore, Ascentage Pharma's leading hematology-oncology pipeline and ongoing progress in clinical development will provide additional potential drivers for sustainable medium – to long-term growth.

## CHEMISTRY, MANUFACTURING AND CONTROL

We have established our own Suzhou facility as our global R&D center and manufacturing facility. The R&D center and the manufacturing center was commissioned into use in the second half of 2021 and the fourth quarter of 2022, respectively.

The Suzhou manufacturing center has more than 200,000 square feet of space, and the manufacturing capacity for both oral solid tablet and capsule formulations is up to 250 million dosage units per year. We also maintain manufacturing capability at the Suzhou center for injectable drug products, including lyophilized formulations. We have the necessary licenses and approvals to manufacture and supply Olverembatinib oral solid tablets for supply for global clinical trials as well as for commercial sales in the China market. We completed the drug tablet coating, debossing development, and the GMP production of Olverembatinib tablets, thereby preparing for future applications to the global regulatory authorities including the FDA.

Our Global Manufacturing Center and quality management system implemented at the site are compliant with the standards of the EU GMP, marking the achievement of a major milestone that will pave the way for our continued global expansion.

Our Global Manufacturing Center can produce and supply Lisaftoclax for our global clinical trials.

In 2025, Lisaftoclax pre-approval inspections and GMP inspections for both drug substance and drug product were successfully completed through collaboration of Ascentage Pharma and contract development and manufacturing organizations, or CDMOs, which facilitated Lisaftoclax's NDA approval in China. After the NDA approval in July 2025, the commercial batch of Lisaftoclax was quickly and successfully manufactured and launched to the market for the first prescriptions issued before end of July 2025.

In addition, we lease a facility with a size of approximately 50,000 square feet for R&D and manufacturing in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates. We believe that the existing facilities are adequate for our current needs.

# Management Discussion and Analysis

## BUSINESS DEVELOPMENT

In addition to our strong in-house research and development team, we have established global collaboration and other relationships with leading biotechnology and pharmaceutical companies as well as academic institutions. We will continue to seek partnerships at the opportune time to maximize the value of our pipeline products.

On June 14, 2024, Ascentage Pharma, Ascentage HK, Ascentage GZ, Ascentage SZ and Takeda Pharmaceuticals International AG or Takeda entered into an Exclusive Option Agreement, pursuant to which we granted Takeda an exclusive option to enter into an exclusive license agreement for Olverembatinib. If exercised, the Option would allow Takeda to license global rights to develop and commercialize Olverembatinib in all territories outside of the PRC, Hong Kong, Macau, Taiwan and Russia. Pursuant to the Exclusive Option Agreement, Ascentage Pharma shall be solely responsible for all clinical development of Olverembatinib before the potential exercise of the Option.

Ascentage Pharma continues to work closely with Takeda to implement the option agreement for Olverembatinib.

### Completion of the U.S. Initial Public Offering

On January 28, 2025, we completed our U.S. initial public offering in which we offered and sold an aggregate 7,325,000 ADSs at an offer price of US$17.25 per ADS, representing 29,300,000 ordinary shares of the Company for gross proceeds of approximately US$126.4 million (equivalent to approximately HK$983.8 million). On February 13, 2025, in connection with the underwriters' exercise of their over-allotment option, we issued an additional 935,144 ADSs at an offer price of US$17.25 per ADS, representing 3,740,576 ordinary shares of the Company for gross proceeds of approximately US$16.13 million (equivalent to approximately HK$125.6 million). Each ADS represents 4 ordinary shares. Our ADSs are listed on the Nasdaq Global Market, or the Nasdaq, under the symbol "AAPG."

Therefore, we issued a total of 8,260,144 ADSs (representing 33,040,576 ordinary shares). After the issuance, the total number of our issued and outstanding ordinary shares increased from 315,226,005 shares to 348,266,581 shares. The aggregate gross proceeds raised under the offering were approximately US$142.5 million (equivalent to approximately HK$1,109.4 million). The net proceeds from the offering were approximately US$132.5 million (equivalent to approximately HK$1,031.8 million) after deduction of the underwriting discounts and commissions of approximately US$10.0 million (equivalent to approximately HK$77.6 million).

For details, please refer to the announcements issued by the Company on December 29, 2024, January 21, 2025, January 24, 2025, February 2, 2025, and February 13, 2025.

### The 2025 Placing

On July 25, 2025, we issued and sold 22,000,000 subscription Shares (being the same number as the sale Shares) to the Vendor at HK$68.60 per subscription Share (being the same as the placing price). The net proceeds from the subscription amount were approximately HK$1,492.5 million (approximately US$190.1 million based on an exchange rate of 1 USD to 7.85 HKD).

For details, please refer to the announcements issued by the Company on July 15, 2025 and July 25, 2025.

Save as disclosed above, there was no fund raising activity carried out by the Company during the Reporting Period.

# Management Discussion and Analysis

## FINANCIAL REVIEW

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

| | Year ended December 31, | |
| --- | ---: | ---: |
| | 2025 | 2024 |
| | RMB'000 | RMB'000 |
| Revenue | 574,120 | 980,650 |
| Other income and gains | 103,495 | 57,359 |
| Selling and distribution expenses | (353,640) | (195,998) |
| Research and development expenses | (1,137,448) | (947,245) |
| Administrative expenses | (246,281) | (187,125) |
| Finance costs | (54,070) | (64,455) |
| Other expenses | (73,599) | (9,075) |
| Loss for the year | (1,242,987) | (405,680) |
| Total comprehensive loss for the year | (1,296,002) | (398,731) |

### 1. Overview

For the year ended December 31, 2025, the Group recorded revenue of RMB574.1 million, as compared with RMB980.7 million for the year ended December 31, 2024, and a total comprehensive revenue of RMB574.1 million, as compared with RMB980.7 million for the year ended December 31, 2024. The loss of the Group was RMB1,243.0 million for the year ended December 31, 2025, as compared with RMB405.7 million for the year ended December 31, 2024. The selling and distribution expenses of the Group was RMB353.6 million for the year ended December 31, 2025, as compared with RMB196.0 million for the year ended December 31, 2024. The research and development expenses of the Group were RMB1,137.4 million for the year ended December 31, 2025, as compared with RMB947.2 million for the year ended December 31, 2024. The administrative expenses of the Group were RMB246.3 million for the year ended December 31, 2025, as compared with RMB187.1 million for the year ended December 31, 2024.

### 2. Revenue

For the year ended December 31, 2025, the Group generated revenue of RMB574.1 million from the sales of pharmaceutical products, commercialization rights income from Innovent Suzhou and service income, as compared to RMB980.7 million for the year ended December 31, 2024, representing an decrease of RMB406.6 million, or 41.5%, which was primarily attributable to the recording of intellectual property income of RMB678.4 million during the year ended December 31, 2024. Revenue from the sales of Olverembatinib increased by RMB194.3 million, or 80.6%, to RMB435.3 million for the year ended December 31, 2025 from RMB241.0 million for the year ended December 31, 2024. We recorded sales revenue of Lisaftoclax in the amount of RMB70.6 million for the year ended December 31, 2025.

# Management Discussion and Analysis

3. **Other Income and Gains**

   The Group's other income and gains primarily consist of (i) interest income on time deposit at banks; and (ii) government grants related to income. Government grants related to income mainly represent the subsidies received from local governments for the purpose of compensation for expenses arising from research activities and clinical trials, and awards for new drugs development. These government grants related to income were recognized in profit or loss when related costs were subsequently incurred and upon receipt of the acknowledgment of compliance from the government.

   Other income and gains for the year ended December 31, 2025 was RMB103.5 million, as compared to RMB57.4 million for the year ended December 31, 2024, representing an increase of RMB46.1 million, or 80.4%, which was primarily attributable to (i) the increase in bank interest income to RMB82.1 million for the year ended December 31, 2025, as compared with RMB37.8 million for the year ended December 31, 2024; (ii) the increase in government grants related to income to RMB14.5 million for the year ended December 31,2025, as compared with RMB9.1 million for the year ended December 31,2024; and (iii) the increase in rental income to RMB5.0 million for the year ended December 31, 2025, as compared with RMB2.3 million for the year ended December 31, 2024.

4. **Selling and Distribution Expenses**

   The Group's selling and distribution expenses primarily consist of marketing expenses from Innovent, staff costs and travel and meeting expenses.

   For the year ended December 31, 2025, the selling and distribution expenses of the Group increased by RMB157.6 million or 80.4% to RMB353.6 million, as compared to RMB196.0 million for the year ended December 31, 2024. The increase was attributable to the increase in selling and distribution expenses incurred in the commercialization of Lisaftoclax and Olverembatinib.

5. **Research and Development Expenses**

   The Group's research and development expenses primarily consist of internal research and development expenses, external research and development expenses, staff costs, IP expenses, materials, depreciation and amortization and RSU expenses of research and development staff.

   For the year ended December 31, 2025, the research and development expenses of the Group increased by RMB190.2 million, or 20.1% to RMB1,137.4 million from RMB947.2 million for the year ended December 31, 2024. The increase was attributable to the increased internal research and development expenses.

The following table sets forth the components of our research and development expenses by nature for the periods indicated.

|  | Year ended December 31, | |
|---|---|---|
|  | **2025** | 2024 |
|  | **RMB'000** | RMB'000 |
| Internal research and development expenses | **439,563** | 367,894 |
| External research and development expenses | **195,137** | 125,872 |
| Staff costs | **363,621** | 318,638 |
| IP expenses | **12,353** | 12,518 |
| Materials | **38,361** | 24,576 |
| Depreciation and amortization | **23,868** | 33,439 |
| Share option and RSU expenses of R&D staff | **12,791** | 17,421 |
| Others | **51,754** | 46,887 |
| Total | **1,137,448** | 947,245 |

## 6. Administrative Expenses

For the year ended December 31, 2025, the administrative expenses of the Group increased by RMB59.2 million, or 31.6% to RMB246.3 million from RMB187.1 million for the year ended December 31, 2024. The increase was primarily attributable to the increased staff cost.

The following table sets forth the components of our administrative expenses for the periods indicated.

|  | Year ended December 31, | |
|---|---|---|
|  | **2025** | 2024 |
|  | **RMB'000** | RMB'000 |
| Share option and RSU expenses | **4,017** | 2,861 |
| Staff costs | **93,608** | 63,081 |
| Depreciation and amortization | **47,004** | 51,356 |
| Others | **101,652** | 69,827 |
| Total | **246,281** | 187,125 |

## 7. Finance Costs

Finance costs represented mainly interest expenses from bank borrowings and lease liabilities.

For the year ended December 31, 2025, the finance costs of the Group decreased by RMB10.4 million, or 16.1% to RMB54.1 million from RMB64.5 million for the year ended December 31, 2024. It was due to decreased interest incurred in relation to bank borrowings.

# Management Discussion and Analysis

**8. Other Expenses**

The Group's other expenses mainly consisted of fair value loss and donations.

For the year ended December 31, 2025, the Group reported other expenses of RMB73.6 million, as compared to other expenses of RMB9.1 million for the year ended December 31, 2024, which represented an increase of RMB64.5 million, or 711.0%. The increase was primarily attributable to (i) the increase in fair value loss of acquisition of Healthquest Pharma Co., Ltd. in December 2016 to RMB29.5 million for the year ended December 31, 2025, and (ii) the increase in donations to RMB23.4 million for the year ended December 31, 2025, as compared to RMB6.3 million for the year ended December 31, 2024.

The loss on fair value of the financial assets at FVTPL was a non-cash adjustment that represented the change in fair value arising from the common stock of Unity held by the Group.

**9. Profit/(Loss) for the Reporting Period**

As a result of the foregoing, the loss of the Company increased by RMB837.3 million, or 206.4%, to RMB1,243.0 million for the year ended December 31, 2025 from RMB405.7 million for the year ended December 31, 2024.

**10. Cash Flows**

For the year ended December 31, 2025, net cash outflows used in operating activities of the Group amounted to RMB1,174.1 million, as compared to that of RMB111.4 million for the year ended December 31, 2024, the increase was mainly due to cash inflow of RMB712.9 million from Takeda in 2024.

For the year ended December 31, 2025, net cash outflows used in investing activities of the Group amounted to RMB1,000.1 million, which mainly consisted of (i) the net increase in property, plant and equipment and other intangible assets of RMB27.6 million; and (ii) payment of contingent consideration in relation to our acquisition of Healthquest Pharma in December 2016 of RMB43.3 million and the increase in time deposits with original maturity of more than three months to RMB925.1 million. For the year end December 31, 2024, net cash outflows from investing activities of the Group amounted to RMB362.0 million, which mainly consisted of (i) the net increase in property, plant and equipment and other intangible assets of RMB24.3 million; and (ii) payment of contingent consideration in relation to our acquisition of Healthquest Pharma in December 2016 of RMB9.5 million and the increase in time deposits with original maturity of more than three months to RMB312.2 million.

For the year ended December 31, 2025, net cash inflows from financing activities of the Group amounted to RMB2,540.1 million, which mainly consisted of (i) net proceeds of RMB2,304.9 million from the issuance of shares on the Stock Exchange through the 2025 placing; and (ii) interest paid which amounted to RMB51.3 million. For the year ended December 31, 2024, net cash inflows from financing activities amounted to RMB314.8 million, which mainly consisted of net proceeds of RMB533.9 million from the issuance of shares through 2024 Share Subscription by Takeda.

## 11. Key Financial Ratios

The following table sets forth the key financial ratios for the years indicated:

|  | As at December 31, | |
|  | **2025** | 2024 |
| --- | --- | --- |
| Current ratio[1] | **1.8** | 1.3 |
| Quick ratio[2] | **1.8** | 1.3 |
| Gearing ratio[3] | **N/A** | 154.2% |

Notes:

(1) Current ratio is calculated using current assets divided by current liabilities as at the same date.

(2) Quick ratio is calculated using current assets less inventories and divided by current liabilities as at the same date.

(3) Gearing ratio is calculated using interest-bearing borrowings less cash and cash equivalents divided by total equity and multiplied by 100%. The decrease was primarily attributable to (i) the increase of cash and bank balances from RMB1,261.2 million for the year ended December 31, 2024 to RMB2,470.1 million for the year ended December 31, 2025; and (ii) the increase of total equity from RMB264.2 million for the year ended December 31, 2024 to RMB1,324.5 million for the year ended December 31, 2025.

## 12. Significant Investments

During the Reporting Period, there were no significant investments held by the Group.

## 13. Foreign Exchange Risk

Our financial statements are expressed in RMB, but certain of our cash and bank balances, other receivables and other assets, other investments classified as financial assets measured at FVTPL and trade and other payables are denominated in foreign currencies, and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

## 14. Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures for the year ended December 31, 2025.

# Management Discussion and Analysis

15. **Bank Loans and Other Borrowings**

As at December 31, 2025, we had bank loans of RMB1,957.5 million denominated in RMB and lease liabilities of RMB22.2 million.

As at December 31, 2025, RMB46.3 million of the Group's borrowings were at fixed interest rates.

**December 31, 2025**

| | Effective interest rate per annum (%) | Maturity | RMB'000 |
|---|---|---|---|
| **Current** | | | |
| Short-term borrowing | 2.11-2.50 or 1 year LPR-0.60 to 0.89 | 2026 | 1,040,000 |
| Current portion of long term bank loans – unsecured | 2.8 | 2026 | 2,500 |
| Current portion of long term bank loans – unsecured | 1 year LPR-0.45 to 0.75 | 2026 | 156,200 |
| Current portion of long-term bank loans – secured* | 5 year LPR-0.85 | 2026 | 16,498 |
| Lease liabilities | 4.00 – 4.35 | 2026 | 7,283 |
| **Total – current** | | | 1,222,481 |
| | | | |
| **Non-current** | | | |
| Bank loans – unsecured | 1 year LPR-0.45 to 0.75 | 2027 – 2028 | 114,900 |
| Bank loans – unsecured | 2.8 | 2027 | 43,750 |
| Bank loans – secured* | 5 year LPR-0.85 | 2027 – 2038 | 583,675 |
| Lease liabilities | 4.00 – 4.35 | 2027 – 2028 | 14,913 |
| **Total – non-current** | | | 757,238 |
| | | | |
| **Total** | | | 1,979,719 |

Note: LPR represents the Loan Prime Rate.

\*    The bank loans amounting to RMB600,173,000 (December 31, 2024: RMB599,745,000) were secured by the pledge of the Group's buildings with a net carrying amount of approximately RMB676,985,000 (December 31, 2024: buildings with a net carrying amount of approximately RMB731,282,000) and right-of-use assets with a net carrying amount of approximately RMB25,338,000 (December 31, 2024: RMB26,468,000) as at December 31, 2025. Such loans were also guaranteed by two of the Group's subsidiaries.

# Management Discussion and Analysis

The unsecured bank loans amounting to RMB140,000,000 (2024: RMB278,070,000) were guaranteed by the Group's subsidiaries as at December 31, 2025.

The following table sets forth the maturity analysis of the Group's interest-bearing bank and other borrowings:

|  | As at December 31, | |
|  | 2025<br>RMB'000 | 2024<br>RMB'000 |
| --- | ---: | ---: |
| Analysed into: | | |
| Within one year | 1,222,481 | 779,062 |
| In the second year | 160,201 | 242,473 |
| In the third to fifth years, inclusive | 140,100 | 159,355 |
| Beyond five years | 456,937 | 487,607 |
| Total | 1,979,719 | 1,668,497 |

## 16. Charges on Group Assets

As at December 31, 2025, the Group had pledged the Group's right-of-use assets with a carrying amount of approximately RMB25.3 million, the buildings with a carrying amount of approximately RMB677.0 million.

## 17. Contingent Liabilities

As at December 31, 2025, the Group did not have any material contingent liabilities.

## 18. Liquidity and Financial Resources

The Group adopts a conservative approach for cash management and investment on uncommitted funds. We place cash and cash equivalents (which are mostly held in U.S. dollars, Hong Kong dollars and RMB) in short time deposits with authorized institutions in Hong Kong and China.

As at December 31, 2025, the Group's cash and bank balances increased to RMB2,470.1 million from RMB1,261.2 million as at December 31, 2024.

As at December 31, 2025, the Group's cash and bank balances were held mainly in U.S. dollars, Hong Kong dollars and RMB.

As at December 31, 2025, the Group had not used any financial instruments for hedging purposes.

As at December 31, 2025, the current assets of the Group were RMB2,944.2 million, including cash and bank balances of RMB2,470.1 million, inventory balances of RMB28.6 million, trade receivable balances of RMB252.9 million and prepayments, other receivables and other current assets of RMB192.5 million.

As at December 31, 2025, the current liabilities of the Group were RMB1,643.4 million, including trade payables of RMB106.7 million, other payables and accruals of RMB276.7 million, borrowings of RMB1,222.5 million and contract liabilities of RMB37.5 million.

As at December 31, 2025, the non-current liabilities of the Group were RMB986.0 million, including long term borrowings of RMB757.2 million, contract liabilities of RMB210.2 million, long term payables, lease liabilities and deferred income of RMB6.5 million.

# Management Discussion and Analysis

**19. Employees and Remuneration Policies**

The following table sets forth a breakdown of our employees as at December 31, 2025 by function:

| Function | Number | % |
|---|---|---|
| Research and Development | 447 | 58.2 |
| Commercial | 249 | 32.5 |
| Administrative and others | 71 | 9.3 |
| **Total** | 767 | 100.0 |

As at December 31, 2025, we had 767 full-time employees, including a total of 90 employees with M.D. or Ph.D. degrees. Of these, 447 are engaged in full-time research and development and laboratory operations and 320 are engaged in full-time general and administrative and commercial functions, and business development function. Our research and development personnel includes 90 employees with M.D. or Ph.D. degrees, and many of them have experience working in research institutions and hospitals and in the FDA drug approval process.

Our senior management team has extensive experience and expertise in the biotechnology industry, which has contributed in driving the success of our business. As at December 31, 2025, we had 244 senior employees who have an average of 15 to 20 years of experience in relevant fields.

We have also enjoyed more than 85% retention rate of employee over the last two years, which facilitates the growth of our institutional knowledge base. We are actively recruiting talents globally by offering a collaborative work environment, competitive compensation, effective incentive plans, and the opportunity to work on cutting-edge science projects.

Our employees' remuneration comprises salaries, bonuses, employee provident fund and social security contributions and other welfare payments. In accordance with applicable Chinese laws, we have made contributions to social security insurance funds (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds for our PRC-based employees. For the year ended December 31, 2024 and 2025, employee benefit expense amounted to RMB434.2 million and RMB532.5 million, respectively.

The Company has also adopted the Pre-IPO Share Option Scheme, the Post-IPO Share Option Scheme, the 2018 RSU Scheme, the 2021 RSU Scheme and the 2022 RSU Scheme.

On June 27, 2025, an aggregate of 824,124 RSUs, representing 824,124 Shares, have been further granted under the 2021 RSU Scheme to 439 selected persons (the "**2021 Selected Persons**") of the 2021 RSU Scheme (the "**2021 Further Grant**"), who are employees of the Group. None of the 2021 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2021 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the 2021 Further Grant will not be subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

# Management Discussion and Analysis

On November 27, 2025, the Board granted 1,177,256 RSUs (the "**2022 Awards**"), representing 1,177,256 Shares, under the 2022 RSU Scheme to 145 selected persons (the "**2022 Selected Persons of the Second Award**") of the 2022 RSU Scheme (the "**2022 Further Grant**"), among which (i) 143,363 RSUs to Dr. Yang, the executive Director and the chief executive officer of the Company; (ii) 55,930 RSUs to two non-executive Directors, namely, Dr. Wang and Dr. Lu; (iii) 170,445 RSUs to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman; and (iv) 170,000 RSUs to eight service providers (being consultants who are experts in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group).

Pursuant to Rule 17.04(1) of the Listing Rules, the further grant of 2022 Awards to Dr. Yang, Dr. Wang, and Dr. Lu had been approved by the independent non-executive Directors, while further grant of 2022 Awards to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the 2022 Selected Person of the 2022 Awards). Save as disclosed in this annual report, none of the 2022 Selected Persons of the 2022 Further Grant is a Director, chief executive or Substantial Shareholder or an associate of any of them. The 2022 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the further grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant will not be subject to approval by the Shareholders in accordance with Rules 17.03D(1) or 17.04(4) of the Listing Rules.

Further, the Board proposed to grant 633,243 Options to 33 grantees (the "**Option Grantees**") with rights to subscribe for an aggregate of 633,243 ordinary shares of the Company upon exercise of such Options in accordance with the terms of the Post-IPO Share Option Scheme (the "**Further Option Grant**"), subject to acceptance of the Option Grantees, among which (i) 143,363 Options to Dr. Yang, the executive Director and the chief executive officer of the Company; (ii) 35,930 Options to two non-executive Directors, namely, Dr. Wang and Dr. Lu; (iii) 110,445 Options to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman; and (iv) 80,000 Options to seven service providers (being consultants who are experts in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group). Pursuant to Rule 17.04(1) of the Listing Rules, further grant of Options to Dr. Yang, Dr. Wang, and Dr. Lu had been approved by the independent non-executive Directors, while the further grant of Options to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the proposed Option Grantees). Save as disclosed in this annual report, none of the Option Grantees is a Director, chief executive or Substantial Shareholder or an associate of any of them. The grant of Options to each of the Option Grantees under the Option Grant would not result in the Shares issued and to be issued in respect of all options and awards granted to each of the Option Grantees (excluding any options and awards lapsed in accordance with the terms of the applicable scheme) in the 12-month period up to and including the date of such grant representing in aggregate over 1% (for the Option Grantees) or 1% of the issued Shares (excluding treasury Shares). As such, the grant of Options to each of the Option Grantees under the Option Grant will not be subject to approval by the Shareholders pursuant to Rules 17.03D(1) or 17.04(4) of the Listing Rules.

# Management Discussion and Analysis

On November 27, 2025, under the 2022 Further Grant and the Option Grant, the Board proposed to grant 127,201 RSUs and 103,364 Options to Dr. Zhai under the 2022 RSU Scheme and the Post-IPO Share Option Scheme, respectively (the "**Proposed Grant to Dr. Zhai**"). Pursuant to Rule 17.04(3) of the Listing Rules, as the Proposed Grant to Dr. Zhai, a Substantial Shareholder of the Company, would result in the Shares issued and to be issued in respect of all RSUs and Options granted (excluding any options and awards lapsed in accordance with the terms of the share schemes adopted by the Company) to her in the 12-month period up to and including the date of the Proposed Grant representing in aggregate over 0.1% of the total issued share capital of the Company (excluding treasury shares), the Proposed Grant to Dr. Zhai shall be subject to approval by the Shareholders at the upcoming AGM. A circular containing, among other things, (i) details in respect of the Proposed Grant to Dr. Zhai; and (ii) a notice convening the AGM, will be dispatched to the Shareholders in due course.

For further details of the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme, please refer to the section headed "Statutory and General Information – D. Employee Incentive Schemes" in Appendix IV to the Prospectus. For further details of the 2018 RSU Scheme and the grant of RSUs thereunder, please refer to the prospectus of the Company dated October 16, 2019 and the relevant announcements of the Company dated February 2, 2021, May 29, 2023 and October 24, 2024. For further details of the 2021 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated February 2, 2021, May 21, 2021, June 18, 2021, June 25, 2021, July 14, 2021, July 23, 2021, May 29, 2023, June 27, 2025, November 27, 2025 and December 30, 2025 as well as the circulars of the Company dated August 31, 2021 and April 30, 2025 and the poll results announcements of the Company dated September 20, 2021 and May 19, 2025. For further details of the 2022 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated June 23, 2022, July 14, 2022, May 8, 2023, May 29, 2023, October 24, 2024, June 27, 2025, November 27, 2025 and December 30, 2025.

## FUTURE AND OUTLOOK

Our mission is to become a leading global, fully integrated biopharmaceutical company engaged in discovering, developing and commercializing both first – and best-in-class therapies to address global unmet medical needs in cancer. To fulfill this mission, we plan to focus on the following strategies to grow into:

- **Complete ongoing registrational trials to pursue FDA and other international approval of Olverembatinib and advance commercialization in China**

  Olverembatinib is already approved in China for three CML indications, all of which have been reimbursable under China's NRDL since the beginning of 2025. Based on the previous clinical results and real-world patient data in China, where it is approved, we believe Olverembatinib has global potential. We are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-2, of Olverembatinib for CML patients; who have been previously treated with at least two prior TKIs. Also, we are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-1 of Olverembatinib for first-line Ph+ ALL patients. In addition, we are conducting multinational Phase III registrational trial for SDH-deficient GIST patients.

  o   A core part of our strategy is selecting indications and geographies and designing our clinical development plans in a way that would allow us to gain significant market share of the global CML market, which was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035, according to the F&S Report. Following Olverembatinib's success in CML, we plan to advance and complete registrational Phase 3 trials, POLARIS-1 and POLARIS-3, for the treatment of frontline Ph+ ALL and SDH-deficient GIST, respectively.

  o   In 2026, the Company will continue to drive commercial growth under the "dual-engine" strategy. With the continuous implementation of NRDL coverage and further deepening of end-market penetration, we will further expand hospital coverage and drive rapid hospital access in China.

- **Complete ongoing registrational trials to pursue FDA and other international approval of Lisaftoclax and advance commercialization in China**

  o In July 2025, Lisaftoclax was approved by China's NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally.

  o We are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called GLORA-4, of Lisaftoclax in combination with AZA for the treatment of first-line HR-MDS patients. Also, we are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called GLORA, of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors. In addition, we are conducting two multinational Phase III registrational trials, called GLORA–3 and GLORA-2, for first-line elderly or unfit AML patients and first-line CLL/SLL patients.

  o A core part of our strategy is selecting indications and geographies and designing our clinical development plans in a way that would allow us to gain significant market share in the global CLL/SLL market, which was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035, according to the F&S Report. Following Lisaftoclax's success in CLL/SLL, we plan to advance and complete registrational Phase 3 trials, GLORA-3 and GLORA-4, for the treatment of first-line elderly or unfit AML patients and first-line HR-MDS patients, respectively.

  o Lisaftoclax will enter its first full year post-launch in 2026 and is positioned to ramp up sales volume leveraging the in-house commercial capabilities already established.

- **Progress on other clinical-stage assets**

  o We plan to continue our efforts in developing our other clinical stage pipeline candidates as monotherapies and combination therapies in other hematological malignancies and solid tumors, including APG-3288, APG-5918, APG-2449, APG-115 and APG-1252. Our fully-integrated capabilities can facilitate advancing clinical progress of our pipeline candidates.

- **Continue building our operations strategically for global markets**

  o We are a commercial stage biopharmaceutical company with a global footprint. We have integrated capabilities from discovery, clinical development to manufacturing and commercialization. We have established operations in China, the United States, Australia and Europe to conduct and/or support discovery, preclinical studies and clinical trials. We adopt a global clinical development strategy and leverage our CMC and manufacturing to comply with the requirements applicable to clinical trials in accordance with the requirements of the FDA, the NMPA, the EMA, and other comparable regulatory authorities. We have established a fully functional commercialization team with a feasible infrastructure. Driven by dual-engine commercialization strategy, we anticipate sustained high-growth momentum in 2026. To this end, we will continue to scale up commercial team to not only meeting the immediate business growth but, more importantly, to lay the groundwork for market leadership. We plan to continue building our team strategically to support our future development.

# Management Discussion and Analysis

- **Opportunistically pursue strategic partnerships and collaborations to maximize the potential of our portfolio**

  o   Leveraging our strong presence in apoptosis targeting therapies, deep relationships with global key opinion leaders and extensive collaboration with leading bio-technology and pharmaceutical companies and research institutions, we are well positioned to evolve as the partner of choice to provide complementary value to those with the ambition in building and expanding portfolio advantages. We will strategically evaluate potential collaborations with global partners to maximize the value of our portfolio and provide sustainable support to our pipeline development. These initiatives would not only optimize our pipeline but also provide sustainable revenue streams to fund our portfolio development.

## EVENTS AFTER THE REPORTING PERIOD

### BTK Degrader APG-3288 Receives IND Clearance from FDA and CDE

APG-3288 has received IND clearance from the FDA in January 2026, and received IND application clearance from the CDE in February 6, 2026, officially opening a new chapter in the targeted degradation field.

# Directors and Senior Management

## DIRECTORS

### Executive  Director

**Yang Dajun (**楊大俊**)**, **M.D., Ph.D.**, aged 63, is the co-founder of our Group, Chairman of the Board and chief executive officer of our Company. Dr. Yang was appointed as the executive Director on November 17, 2017. For positions with other members of our Group, Dr. Yang is also a director of each of Ascentage Pharma HK, Ascentage Jiangsu, Ascentage International, Ascentage Suzhou, Ascentage Shanghai, Ascentage Australia and Ascentage US. Dr. Yang is the spouse of Dr. Zhai, our chief medical officer and a member of our senior management.

Prior to founding the Group in 2009, Dr. Yang has worked in the following companies and/or institutions:

- Dr. Yang co-founded Ascenta Therapeutics, Inc., where he was a senior vice president of research and preclinical development between 2004 and 2008. Ascenta Therapeutics, Inc. was dissolved in January 2017.

- Dr. Yang served as a part-time professor and supervisor of doctoral students at Cancer Center at Sun Yat-sen University from September 2003 to September 2006.

- Dr. Yang served as an associate professor of biochemistry and molecular biology, an associate professor of oncology and senior investigator at the Lombardi Cancer Center at Georgetown University from 1995 to 2001.

Dr. Yang has published more than 70 articles including peer-reviewed articles and is an inventor of 22 issued U.S. patents. He was a co-founder of two national magazines in China, namely "Chinese Medical Students" and "Family Doctors". Nowadays "Family Doctors" has a monthly publication volume of over one million and it has the mission to promote both healthcare and a healthy lifestyle in China.

Dr. Yang obtained his Bachelor's degree in medicine and Master's degree in Oncology from Sun Yat-sen University of Medical Sciences (中山醫科大學) (now renamed as the Sun Yat-sen University (中山大學)) in July 1983 and June 1986 respectively, and he received a Ph.D. degree in Genetics from Michigan State University in the United States in June 1992.

# Directors and Senior Management

## Non-executive Directors

**Wang Shaomeng (**王少萌**), Ph.D.**, aged 62, was appointed as our Director on November 17, 2017 and was re-designated as non-executive Director on August 15, 2018. Dr. Wang is a member of the Research and Development Committee. For positions with other members of the Group, Dr. Wang is the director of Ascentage International. Dr. Wang is the co-founder of Ascentage Pharma HK and has been appointed as its chairman of scientific advisory board since 2010.

Dr. Wang served as an assistant professor from 1996 to 2000 and as associate professor from 2000 to 2001 at the Georgetown University Medical Center. Dr. Wang joined the University of Michigan in July 2001 as a tenured faculty and is currently a Warner-Lambert/Parke Davis Professor in Medicine at the University of Michigan, Ann Arbor, where he also serves as director of the Michigan Center for Therapeutic Innovation. Dr. Wang served as the editor-in-chief for the Journal of Medicinal Chemistry, American Chemical Society from 2011 to 2020.

Dr. Wang obtained his Bachelor's degree in Chemistry from Peking University (北京大學) in July 1986. He received his Ph.D. degree in Chemistry from Case Western Reserve University in the United States in January 1993.

**Lu Simon Dazhong (**呂大忠**), Ph.D.**, aged 57, was appointed as our Director on July 6, 2018 and was re-designated as non-executive Director on August 15, 2018. Dr.Lu is a member of the Audit Committee.

Dr. Lu has more than 24 years of experience in the investment and consulting business. Between 1999 and 2002, Dr. Lu worked in a number of financial institutions, including China International Capital Corporation Limited (中國國際金融股份有限公司), an investment bank based in the PRC. From September 2002 to December 2007, Dr. Lu served as the investment manager and partner of Shanghai NewMargin Ventures (上海聯創投資管理公司), a venture capital management company based in the PRC. Between 2008 and 2009, Dr. Lu worked at CEL Partners, a private equity firm that focuses on buy-outs, acquisitions and mergers. Since August 2009, Dr. Lu served as the managing director and partner of SDIC Fund Management Company Ltd., a PRC-based private equity fund manager.

Dr. Lu graduated with a Bachelor's degree in Economics from Nankai University (南開大學) in June 1991. He received his Master's degree in Business Administration from McGill University in Canada in June 1999, and Ph.D. in Economics from Nankai University in June 2010.

Dr. Lu has been a director of a number of companies engaged in the pharmaceutical sector. Dr. Lu was a director of Innovent between 2016 and 2018 prior to its listing on the Stock Exchange. Since September 2018 to April 2024, Dr. Lu was a director of BrightGene Bio-Medical (Suzhou) Co., Ltd. (博瑞生物醫藥(蘇州)股份有限公司) (a company which shares are listed on the Shanghai Stock Exchange, stock code: 688166). As at the date of this annual report, he served as a director of Dizal (Jiangsu) Pharma Co., Ltd. (迪哲(江蘇)醫藥有限公司) whose pipeline targets include NSCLC (non-small-cell lung carcinoma), autoimmune disease, solid and liquid tumours, solid tumour, CKD (chronic kidney disease) and infectious diseases of the respiratory tract (呼吸道感染).

# Directors and Senior Management

## Independent non-executive Directors

**Ye Changqing (**葉長青**)**, aged 55, was appointed as an independent non-executive Director on June 13, 2019. He is primarily responsible for supervising and providing independent judgement to our Board. Mr. Ye is the chairman of the Audit Committee and a member of the Remuneration Committee.

Mr. Ye has over 30 years of experience in professional accounting, financial advisory and investment. From April 1993 to January 2011, Mr. Ye worked at the China office of PricewaterhouseCoopers, with his last position as the partner and service line leader of the firm's advisory services and transaction services. From February 2011 to December 2015, Mr. Ye served as the managing director, chief financial officer and a member of the investment committee at CITIC Private Equity Funds (中信產業基金) (a PRC-based private equity fund). Since May 2016, Mr. Ye has been an independent non-executive director of Baozun Inc., a company listed on NASDAQ (stock code: BZUN) (the holding company of a PRC-based provider of e-commerce business solutions) and subsequently the company also listed on the Stock Exchange (stock code: 9991) on September 29, 2020. Since October 2018, Mr. Ye has been an independent director of Niu Technologies, a company listed on NASDAQ (stock code: NIU) (the holding company of a PRC-based manufacturer of e-scooter). Since June 2019, Mr. Ye has been an independent non-executive director of Jinxin Fertility Group Limited, a company listed on the Stock Exchange (stock code: 1951). Since September 2019, Mr. Ye has also been an independent non-executive director of Hygeia Healthcare Holdings Co., Limited, a company listed on the Stock Exchange (stock code: 6078). He was appointed as an independent non-executive director of Hang Sang (Siu Po) International Holding Company Limited, a company listed on the Stock Exchange (stock code: 3626), with effect from June 13, 2025.

Mr. Ye was an independent non-executive director of Luzhou Bank Co., Ltd. (formerly known as Luzhou City Commercial Bank Co., Ltd.), a company listed on the Stock Exchange (stock code: 1983) from December 2018 to September 2022. Mr. Ye was an independent director of VNET Group, Inc., a company listed on NASDAQ (stock code: VNET) from August 2022 to October 2024 and NWTN Inc., a company listed on NASDAQ (stock code: NWTN) from November 2022 to December 2024, respectively.

Mr. Ye obtained a Bachelor's degree in Journalism from Huazhong University of Science and Technology (華中理工大學) (now renamed as 華中科技大學) in July 1992, and a Master's degree in Business Administration from the University of Warwick in the United Kingdom in November 1999. Mr. Ye has been a Certified Public Accountant of the PRC since December 1994. Mr. Ye is our Director with appropriate professional accounting or related financial management expertise for the purpose of Rule 3.10(2) of the Listing Rules through his experiences listed above.

**Ren Wei (**任為**)**, aged 45, was appointed as an independent non-executive Director on June 13, 2019. He is primarily responsible for supervising and providing independent judgement to our Board. Mr. Ren is the chairman of the Remuneration Committee and a member of the Nomination Committee.

Mr. Ren has over 18 years of legal experience covering onshore and offshore securities issues, PRC-related mergers & acquisitions and foreign investment. He has been a lawyer in Jingtian & Gongcheng since July 2003 and has become a partner since January 2009.

Mr. Ren obtained a Bachelor's degree in Law and a Bachelor's degree in Economics both from the Peking University (北京大學) in July 2003. He has been qualified to practice law in the PRC since 2008.

# Directors and Senior Management

**Dr. David Sidransky, M.D.,** aged 65, was appointed as an independent non-executive Director on March 31, 2021, and as the lead independent non-executive Director on December 26, 2025. Dr. Sidransky is the chairman of the Nomination Committee and a member of the Research and Development Committee.

Dr. Sidransky currently serves as professor in otolaryngology, professor in cellular and molecular medicine, and professor in urology and genetics of The Johns Hopkins University. Dr. Sidransky also currently serves as professor in oncology at the Johns Hopkins Oncology Center.

From 1984 to 1988, Dr. Sidransky attended the Baylor College of Medicine in the U.S. and earned his MD degree and then continued as an intern and resident in internal medicine, and chief resident in internal medicine until June 1988. Dr. Sidransky completed a fellowship in Oncology at The Johns Hopkins University and Hospital from July 1988 to June 1992 and was then appointed as faculty in July 1992.

Dr. Sidransky graduated with a Bachelor of Science degree in Chemistry from the Brandeis University in the U.S. in June 1981. Dr. Sidransky is a current member of the American Association of Cancer Research ("**AACR**") and the American Society of Clinical Oncology. He was a member of certain working groups under the National Cancer Institute, including the Development Diagnostics Working Group and the Cancer Prevention and Control Working Group. Dr. Sidransky has also received certifications from the American Board of Internal Medicine and the American Board of Medical Oncology.

In addition, Dr. Sidransky served on the National Board of Scientific Advisors of the National Cancer Institute. He is a founder of Champions Oncology, Inc. (NASDAQ: CSBR) and currently Lead Board Director. He is on the Board of Directors of Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD). He is also Chairman of the Medical Advisory Board of the Flight Attendants Medical Research Foundation and the Adenocystic Carcinoma Research.

Dr. Sidransky has received numerous honors, such as the Israel Cancer Research Fund Osserman Award, the AACR-Richard and Hinda Rosenthal Foundation Award, the Toby Comet Award Bar Ilan University and the AACR Team Award Theme Circulating DNA and elected as a fellow of the AACR in 2025. As of the date of this annual report, he is the author of over 600 articles published in professional journals, the author of 45 book chapters, reviews and commentaries, and the inventor of 28 patents.

**Ms. Marina S. Bozilenko,** aged 60, was appointed as an independent non-executive Director on November 25, 2024. Ms. Bozilenko is a member of the Audit Committee.

Ms. Bozilenko is currently the President, Chief Executive Officer & Director at Biothea Pharma, Inc. She is also an Independent Director at Talphera, Inc. (NASDAQ: TLPH). In her former positions, Ms. Bozilenko served as Strategic Advisor of William Blair & Co. LLC from 2010 to 2021, as Senior Managing Director at Bear, Stearns & Co., Inc. from 2003 to 2008, and as Managing Director at Banc of America Securities LLC from 2000 to 2003. Additionally, Ms. Bozilenko held various positions at Vector Securities International, Inc from 1988 to 1999, including Managing Director & Head of West Coast; she was also Senior Managing Director at Prudential Vector Healthcare Group from 1999 to 2000. Ms. Bozilenko was also a Principal at Kidd & Co., a private equity firm, from 2008 to 2010. Ms. Bozilenko served as a Director at Olema Pharmaceuticals, Inc. (NASDAQ: OLMA) from 2010 to 2020 and as a Director at SynAct Pharma AB (Nasdaq Stockholm: SYNACT) from 2021 to 2024. Ms. Bozilenko completed her bachelor's degree in biochemistry and master's degree in social sciences at The University of Chicago in 1986 and 1987, respectively.

# Directors and Senior Management

**Dr. Debra Yu,** aged 61, was appointed as an independent non-executive Director on November 25, 2024. Dr. Yu is the chairman of the Nomination Committee and a member of the Remuneration Committee.

Dr. Yu is currently the chief operating officer and partner at Panacea Venture. She also serves as a board member at MeiraGTx Holdings PLC (NASDAQ: MGTX) and an independent non-executive director of JW (Cayman) Therapeutics Co. Ltd, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2126). She served as the president at LianBio from 2019 to 2022, and initially also as the chief business officer from 2019 to 2021 and then as the chief strategy officer from 2021 to 2022. She was the managing director and head of cross border healthcare investment banking at China Renaissance Securities (U.S.) from 2016 to 2019. Since 2009, she is the managing director of Labrador Advisors, LLC, where she advised numerous cross-border partnerships and licensing transactions from 2009 to 2016. Earlier, she was vice president, strategy at WuXi AppTec, Inc. from 2008 to 2009, and a senior director and team leader at Pfizer, Inc. from 2004 to 2008 in the venture capital team and the Worldwide Business Development organization. She was a general partner of Delphi Ventures from 1995 to 1998 and the managing director of Bay City Capital from 1998 to 2001. She held positions at McKinsey & Co. between 1992 and 1995 and at Morgan Stanley from 1987 to 1988.

She received a bachelor's degree with high honors in molecular biology from Princeton University in 1986 and earned a medical degree from Harvard Medical School in 1992.

**Dr. Marc E. Lippman, MD,** aged 80, was appointed as an independent non-executive Director on January 2, 2025. Dr. Lippman is the chairman of the Research and Development Committee and a member of the Nomination Committee.

Dr. Lippman is a professor of Oncology and Internal Medicine at Georgetown University. Previously, Dr. Lippman was named the Kathleen and Stanley Glaser Professor of Medicine at the University of Miami Leonard M. Miller School of Medicine, and was named Chairman of the Department of Medicine in May 2007. Previously, Dr. Lippman was the John G. Searle Professor and Chair of Internal Medicine at the University of Michigan, Ann Arbor. Dr Lippman has served as Head of the Medical Breast Cancer Section, Medicine Branch, at the National Institutes of Health and was a Senior Investigator at the National Cancer Institute. Dr. Lippman received his bachelor's degree in Chemistry from Cornell University, magna cum laude, in June 1964 and medical school degree at Yale Medical School in June 1968. He completed his residency at the Osler Medical Service, John Hopkins Hospital and a Fellowship in Endocrinology at Yale Medical School. Dr. Lippman is widely known for his research in breast cancer. Throughout his career he has received numerous awards, including the First American Cancer Society Lectureship and Prize at the American Society of Clinical Oncology Meeting in Orlando, Florida in May 1993; the American Association for Cancer Research Rosenthal Award; and the Brinker Award for Basic Science of the Komen Foundation. Dr. Lippman also owns several patents.

Dr. Lippman is a member of the Association of American Physicians, the American Society for Clinical Investigation, the American Society of Biological Chemists, the American Association for Cancer Research and the American Society of Clinical Oncology. Dr. Lippman previously served on the board of directors of Seagen Inc., a public company which was acquired by Pfizer Inc. (NYSE: PFE). He is currently on the board of directors of Radiance Biopharma, Inc., a biotech start-up. As a researcher, Dr. Lippman has published over 500 peer-reviewed articles. In addition, he has authored many books and contributed many chapters based on his breast cancer research, including a textbook on breast disease. He has served on the editorial boards of numerous publications, including Breast Cancer Research and Treatment, for which he serves as editor-in-chief. He has previously been editor-in-chief of Endocrine-Related Cancer.

# Directors and Senior Management

## SENIOR MANAGEMENT

**Yang Dajun (** 楊大俊**)**, **M.D., Ph.D.,** aged 63, is the Chairman, chief executive officer and an executive Director. Please refer to "Directors – Executive Director" in this section for his biography.

**Zhai Yifan (** 翟一帆**)**, **M.D., Ph.D.,** aged 63, is our chief medical officer. Dr. Zhai joined our Group in July 2013. For position with other members of the Group, Dr. Zhai is the founder and a director of Healthquest Pharma. Being the author of more than 27 academic papers, Dr. Zhai has over 26 years of experience in cancer research and new drug development since 1984. Dr. Zhai was a postdoctoral fellow at the surgery branch, National Cancer Institute between 1993 and 1996. She also served as a scientist at Human Genome Sciences Inc., now GSK, between 1996 and 1999; senior research scientist at Bayer Pharmaceuticals Corp. between 1999 and 2001; director of the department of pharmacology at Exelixis Inc. between 2001 and 2003; President of HealthQuest Inc. between 2003 and 2005; and chief scientific officer at Oncomax Acquisition Corp. between 2005 and 2007. Dr. Zhai served as executive director of Anaborex (Shanghai) R & D Co., Ltd. between 2007 and 2008. She joined Celladon Corporation as chief scientific officer in 2007 until 2010. She founded Healthquest Pharma in July 2012 and served as president and chief executive officer ( 首席執行官). Dr. Zhai was the president of Chinese Biopharmaceutical Association-USA ( 美國華人生物醫藥科技協會) from 2009 to 2010.

Dr. Zhai obtained her Medicine degree (M.D.) from Sun Yat-sen University of Medical Sciences ( 中山醫科大學) (now renamed as the Sun Yat-sen University ( 中山大學)) in July 1984, and received her Ph.D. degree in Pharmacology and Toxicology from Michigan State University in the United States in August 1993.

Dr. Zhai is the spouse of Dr. Yang who is our chairman of the Board and chief executive officer.

**Veet Misra, Ph.D.,** aged 54, has been the chief financial officer since July 7, 2025. Dr. Misra has more than 20 years of experience in investment banking. Prior to joining Ascentage Pharma, he was a Managing Director in the Healthcare Investment Banking group at Cantor Fitzgerald where he covered the biopharmaceutical sector. Before that, he worked in the life sciences investment banking groups at Houlihan Lokey and RBC Capital Markets. Over the course of his banking career, Dr. Misra advised on deals spanning equity, equity-linked, debt, and debt restructuring, as well as buy-side/sell-side M&A and corporate strategy, primarily focusing on the biotechnology sector. Dr. Misra earned a Ph.D. in Molecular Biology, with a focus on the oncology field, from the University of Toronto and an MBA in Finance & Strategy from the Schulich School of Business in Toronto.

# Directors and Senior Management

## COMPANY SECRETARY

**Wong Cheung Ki Johnny (**王章旗**)**, was appointed as the company secretary of our Company on July 30, 2018 and is responsible for our company secretarial affairs. Mr. Wong resigned as the company secretary of our Company with effect from February 25, 2025. Mr. Wong has more than 14 years of experience in the area of accounting and financial management. Currently, Mr. Wong is the sole proprietor of Jovial Wings CPA Company.

From April 2016 to Feb 2025, Mr. Wong was a company secretary of China MeiDong Auto Holdings Limited (stock code: 1268), which is listed on the Main Board of the Stock Exchange. From January 2020 to May 2021, he was a joint company secretary of China Hongguang Holdings Limited (stock code: 8646), a company listed on the GEM of the Stock Exchange. From April 2016 to June 2022, he was a company secretary of Zheng Li Holdings Limited (now known as Zhongshi Minan Holdings Limited) (stock code: 8283), a company listed on GEM of the Stock Exchange.

Mr. Wong received a Bachelor's degree in Business Administration in Accounting from the Hong Kong University of Science and Technology in November 2005. He also obtained a Master's degree in Corporate Governance from the Hong Kong Polytechnic University in September 2016. Mr. Wong is currently a certified public accountant, a fellow of the Hong Kong Institute of Certified Public Accountants, and a fellow of The Hong Kong Chartered Governance Institute (the "**HKCGI**", formerly known as "**The Hong Kong Institute of Chartered Secretaries**") and The Chartered Governance Institute (the "**CGI**", formerly known as "**The Institute of Chartered Secretaries and Administrators**").

**Ms. Chan Charmayne** was appointed as the company secretary of our Company with effect from February 25, 2025 and is responsible for our company secretarial affairs. She resigned was the company secretary of our Company with effect from April 1, 2026. She has worked for Acclime Corporate Services Limited, a corporate services provider, since September 2018 and was appointed as its director in July 2019. She has over 17 years of experience in company secretarial field. She had served in a law firm and listed companies and had extensive experience in performing full range of company secretarial duties of listed companies (Main and GEM boards of the Stock Exchange) and private companies of major jurisdictions. She is currently the Company Secretary of PuraPharm Corporation Limited (stock code: 1498), Fineland Living Services Group Limited (stock code: 9978), Bright Future Technology Holdings Limited (stock code: 1351), China MeiDong Auto Holdings Limited (stock code: 1268) and Xinyuan Property Management Service (Cayman) Limited (stock code: 1895) and a joint company secretary for each of Redsun Services Group Limited (stock code: 1971), Redsun Properties Group Limited (stock code: 1996) and Wise Living Technology Co., Ltd (stock code: 2481).

Ms. Chan has been a Chartered Governance Professional awarded by CGI and HKCGI since March 2019 and an associate member of the HKCGI since January 2014 and an elected associate of the CGI since January 2014. She obtained a master's degree in corporate governance from the Hong Kong Polytechnic University in Hong Kong in October 2013 and a bachelor's degree in business administration and management from the University of Huddersfield in the United Kingdom through distance education in November 2007. Ms. Chan meets the qualification requirements for company secretary under Rule 3.28 of the Listing Rules.

**Ms. Leung Hoi Yan ("Ms. Leung")** has been appointed as the company secretary of our Company with effect from April 1, 2026. Ms. Leung is a member of the Hong Kong Institute of Certified Public Accountants and has more than 19 years of experience in the accounting and financial management fields.

# Report of the Directors

The Directors present their report and the audited consolidated financial statements for the Reporting Period.

## PRINCIPAL ACTIVITIES

The Company is an exempted company incorporated in the Cayman Islands with limited liability on November 17, 2017. The Group is a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies.

Particulars of the Company's principal subsidiaries as at December 31, 2025 are set out in Note 1 to the consolidated financial statements.

## BUSINESS REVIEW

A fair review of the business of the Group, the outlook of future development of the business of the Group as well as a discussion and analysis of the Group's performance during the Reporting Period and the material factors underlying its financial performance and financial position as required by section 388(2) and Schedule 5 to the Companies Ordinance (Chapter 622 of The Laws of Hong Kong) can be found in the section headed "Management Discussion and Analysis" of this annual report. The financial risk management objectives and policies of the Group are set out in Note 41 to the consolidated financial statements.

The Group understands the importance of maintaining a good relationship with its employees, customers and suppliers to meet its immediate and long-term business goals. During the Reporting Period, there was no material and significant dispute between the Group and its employees, customers and suppliers.

## RESULTS AND DIVIDEND

Details of the consolidated loss of the Group for the Reporting Period and the Group's financial position as at December 31, 2025 are set out in the consolidated financial statements.

No dividend was paid or declared by the Company or other members of the Group during the years ended December 31, 2024 and 2025.

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2025 (year ended December 31, 2024: nil).

## ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to the community and achieving sustainable growth. The Group endeavours to comply with the relevant laws and regulations regarding environmental protection and adopt effective measures to achieve efficient use of resources, waste reduction and energy saving.

In accordance with Rule 13.91 and the Environmental, Social and Governance Reporting Guide contained in Appendix C2 of the Listing Rules applicable to the financial year ended December 31, 2025, the Company's environmental, social and governance report will be available on our website and the website of the Stock Exchange at the same time as the publication of this annual report.

## PRINCIPAL RISKS AND UNCERTAINTIES

The following list is a summary of certain principal risks and uncertainties faced by the Group, some of which are beyond its control:

### Risks Related to our Financial Position and Need for Additional Capital

– We have incurred significant net losses in the Reporting Period and as we intend to continue to invest substantially in our business, we may not be able to achieve or sustain profitability in the future despite the commercialization of Olverembatinib and Lisaftoclax in China.

– We will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including Olverembatinib and Lisaftoclax.

– Raising additional capital may cause dilution to our Shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates, including Olverembatinib and Lisaftoclax.

– Our credit facility may not be available to us at all or on the same terms as it has in the past.

– We have a limited history of generating revenues on which to evaluate our potential for future success and as a result it is difficult to evaluate our current business and predict our future performance.

### Risks Related to Clinical Development of our Drug Candidates

– Outside of China, we have not obtained any marketing authorization for any of our drug candidates. We depend substantially on the success of Olverembatinib and Lisaftoclax and our other drug candidates, several of which are in clinical development. Clinical trials of our drug candidates may not be successful.

– If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

– If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA, EMA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

– Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

– Many of our drug candidates are being tested or used by patients who are critically ill, who may be unfit for certain medical interventions or for whom there are no other treatments or options, which can result in heightened risk of adverse events, including death.

– Interim, initial, top-line and preliminary data from our clinical trials that we announce or publish from time to time may materially change as more patient data become available and are subject to audit and verification procedures. We may also selectively report data to explore certain trends that are interesting, but you may not agree with our assessment as to what might be material or appropriate.

– We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain drug candidates; these decisions may prove to be wrong and may adversely affect our business.

– If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

# Report of the Directors

## Risks Related to Obtaining Regulatory Approval for our Drug Candidates

– The regulatory approval processes of the FDA, NMPA, EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

– The FDA, NMPA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

– If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as Category 1 drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such Category 1 designation, it may not lead to a faster development, review or approval process.

– Our drug candidates may cause undesirable adverse events or have other properties that could interrupt, delay or halt clinical trials, delay or prevent regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

– Even if we receive regulatory approval for our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

## Risks Related to Commercialization of our Drug Candidates

– We are substantially dependent on the commercial success of Olverembatinib and Lisaftoclax. If we are unable to maintain or increase sales of Olverembatinib and Lisaftoclax, our ability to generate revenue and our financial condition will be adversely affected.

– If we are not able to obtain, or experience delays in obtaining, required regulatory approvals, we will not be able to commercialize our drug candidates, and our ability to generate revenue will be materially impaired.

– Even if any of our drug candidates receives regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

– We manufacture and intend to continue to manufacture at least a portion of our drug candidates ourselves. Delays in completing and receiving regulatory approvals for our manufacturing facility could delay our development plans and thereby limit our revenues and growth.

– Except for Olverembatinib and Lisaftoclax which has already commenced commercialization, we may lack the necessary expertise, personnel and resources to successfully commercialize any of our other products that receive regulatory approval on our own or together with collaborators.

– We face substantial competition, which may result in others discovering, developing or commercializing competing drugs before or more successfully than we do.

– Even if we are able to commercialize any drug candidates, the drugs may become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, which could harm our business.

## Risks Related to our Intellectual Property

– If we are unable to protect our proprietary technology or obtain and maintain patent protection for our product candidates, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

– We are dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved.

## Risks Related to our Reliance on Third Parties

– We rely on third parties to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our drug candidates. In many cases, our drug candidates, including Olverembatinib, are studied in third-party studies, including in investigator-initiated trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or fail to design, execute and complete appropriate and timely studies of our drug candidates, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

– We expect to rely on third parties to manufacture at least a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, if approved, and drugs. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

– We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

## Risks Related to our Industry, Business and Operations

– Our future success depends on our ability to retain our key executives and scientists, and to attract, retain and motivate qualified personnel.

– Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

– Any failure to comply with applicable regulations and industry standards or obtain various licenses and permits could harm our reputation and our business, results of operations and prospects.

– If our manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.

– We have significantly increased our research, development, manufacturing, and commercial capabilities, and we may experience difficulties in managing our growth.

– Any failure to comply with applicable regulations and industry standards or obtain or maintain various licenses and permits could harm our reputation and our business, results of operations and prospects.

## Risks Related to our Doing Business in the PRC

– The pharmaceutical industry in the PRC is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs and with future capital-raising activities.

# Report of the Directors

–   Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

–   We may be restricted from transferring our scientific data abroad.

–   In the future, we may rely to some extent on dividends and other distributions on equity from our principal operating subsidiaries to fund offshore cash and financing requirements.

–   We and our Shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or other assets attributable to a PRC establishment of a non-PRC company.

–   Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

–   Collaborations with entities or educational institutions in the United States may be suspended or terminated. Rising political tensions could reduce levels of trade, investment, technological exchange and other economic activities between the two major economies, or result in new tariffs, sanctions, export controls, or other new laws and regulations. The recent retaliatory tariff increases between the U.S. and China in April 2025 may result in significantly escalating tensions between the two countries. Such tensions involving China, and any escalation thereof, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, results of operations and financial condition.

## Risks related to our ordinary shares and the ADSs

–   The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs and ordinary shares.

–   The trading prices of the ADSs are likely to be volatile, which could result in substantial losses to you.

–   We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

## COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS

As far as the Board and management are aware, the Group has complied in all material aspects with the relevant laws and regulations that have a significant impact on the business and operation of the Group. During the year ended December 31, 2025, there was no material breach of, or non-compliance with, applicable laws and regulations by the Group.

## MAJOR CUSTOMERS AND SUPPLIERS

Revenue attributable to the Group's five largest customers and the largest customer accounted for 97.3% and 76.1% respectively, of the Group's total revenue for the Reporting Period.

Purchases attributable to the Group's five largest suppliers and the largest supplier accounted for 21.0% and 6.7% respectively, of the Group's total purchases for the Reporting Period.

None of the Directors or any of their close associates (as defined in the Listing Rules) or any Shareholders (whom, to the best knowledge and belief of the Directors, own more than 5% of the Company's total issued share capital) had a material interest in the Group's five largest customers or suppliers during the Reporting Period.

## PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Articles of Association or the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

## TAX RELIEF AND EXEMPTION

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

## SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements in this annual report.

## PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year ended December 31, 2025 are set out in Note 14 to the consolidated financial statements.

## SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the year ended December 31, 2025 and details of the Shares issued during the year ended December 31, 2025 are set out in Note 31 to the consolidated financial statements.

## DONATION

During the year ended December 31, 2025, the Group made RMB9.1 million of charitable donations to Quzhou Medical Health and Community Development Foundation, RMB6.9 million of charitable donations to Shanghai Xinxin Medical Technology Development Foundation, RMB3.7 million of charitable donations to Rising Pharmaceuticals Co., Ltd., RMB1.4 million of charitable donations to China Zhongguancun Precision Medicine and Technology Foundation, RMB1.2 million of charitable donations to Beijing Huaxia Foundation and RMB1.1 million of charitable donations to other foundations.

## DEBENTURE ISSUED

The Group did not issue any debenture during the year ended December 31, 2025.

## EQUITY-LINKED AGREEMENTS

Save for the Pre-IPO Share Option Scheme, the Post-IPO Share Option Scheme, the 2018 RSU Scheme, the 2021 RSU Scheme and the 2022 RSU Scheme as set out in this annual report, no equity-linked agreements were entered into by the Group, or existed during the year ended December 31, 2025.

## DIVIDENDS

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2025 (2024: Nil).

## PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulation, every Director shall be indemnified and secured harmless out of the assets and profits of the Company against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices. Such permitted indemnity provision has been in force for the year ended December 31, 2025. In addition, the Company has entered into indemnification agreements with each of its directors and executive officers. Under these agreements, the Company agrees to indemnify its directors and the executive officers against certain liabilities incurred by such persons in the course of performing their duties as directors of the Company. The Company has taken out liability insurance to provide appropriate coverage for the Directors.

# Report of the Directors

## DISTRIBUTABLE RESERVES

As at December 31, 2025, the Company did not have any distributable reserves.

## BANK LOANS AND OTHER BORROWINGS

Particulars of bank loans and other borrowings of the Group as at December 31, 2025 are set out in the section headed "Management Discussion and Analysis" in this annual report and Note 29 to the consolidated financial statements in this annual report.

## DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors has entered into a service contract with the Company for an initial term of three years with effect from the Listing Date and subject to termination in accordance with his respective terms. Such service contracts are subject to automatic renewal upon expiry.

Each of the non-executive Directors in office during the Reporting Period has signed a letter of appointment with the Company for an initial term of three years with effect from the Listing Date and subject to termination in accordance with their respective terms. Such letters of appointment are subject to automatic renewal upon expiry.

Each of the independent non-executive Directors in office during the Reporting Period has signed a letter of appointment with the Company for an initial term of three years with effect from the Listing Date (except for Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD whose terms of appointment are three years commencing on May 10, 2021, November 25, 2024; November 25, 2024 and January 2, 2025, respectively) and subject to termination in accordance with their respective terms. The respective letters of appointment are subject to automatic renewal upon expiry.

Save as disclosed above, none of the Directors has entered into any service contract with the Company or any of its subsidiaries (excluding contracts expiring or determinable by the Company within one year without payment of compensation, other than statutory compensation).

## REMUNERATION OF DIRECTORS, SENIOR MANAGEMENT AND THE FIVE HIGHEST PAID INDIVIDUALS

The Directors' fees and other emoluments are supervised by the Remuneration Committee with the assistance of a compensation consultant and determined by the Board with reference to the Directors' duties, responsibilities and performance and the results of the Company as well as the prevailing market conditions. Details of the remuneration of the Directors, senior management and the five highest paid individuals are set out in Note 9(b), Note 10 and Note 38(b) to the consolidated financial statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors or any of the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office.

## DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the Note 38 to the consolidated financial statements, none of the Directors nor any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2025.

## CONTROLLING SHAREHOLDER'S INTERESTS IN SIGNIFICANT CONTRACTS

At no time during the Reporting Period had the Company or any of its subsidiaries, and any of the controlling shareholders (as defined in the Listing Rules) of the Company or any of their subsidiaries (as the case may be) entered into any contract of significance or any contract of significance for the provision of services by any such controlling shareholders or their subsidiaries (as the case may be) to the Company or any of its subsidiaries.

## MANAGEMENT CONTRACTS

No contract, concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31, 2025.

## DIRECTORS OF SUBSIDIARIES

Other than the Directors and senior management named in the section headed "Directors and Senior Management" of this annual report, the persons who serve on the boards of the subsidiaries of the Company as at the date of this annual report include (i) each of Zhang Yubin, Chong Ho and Cao Jing who serves as a director of Ascentage Suzhou; (ii) each of Zhang Yubin and Chong Ho who serves as a director of Ascentage Australia, and (iii) Dr. Zhai who serves as a director of Healthquest Pharma.

## DIRECTORS' INTERESTS IN COMPETING BUSINESSES

During the Reporting Period and up to the date of this annual report, none of the Directors is considered to have interests in businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to the Listing Rules. In relation to Dr. Wang's interest in OncoFusion Therapeutics, Inc., Medsyn Biopharma LLC, and Oncopia Therapeutics, Inc. (the "**Retained Business**"), the Directors are of the view that the Retained Business does not compete or is not likely to compete with the business of the Group since (i) there is clear business delineation between the Retained Business and the Group's core business in terms of their drug targets, technological platform and stage of product development; and (ii) the drug candidates of the Retained Business are still in preclinical stage. For further details, please refer to the section headed "Relationship with Controlling Shareholders" in the Prospectus.

## NON-COMPETITION ARRANGEMENTS

Each of the Substantial Shareholders provided certain non-competition undertakings in favor of the Company, pursuant to which the said parties have given certain non-competition undertakings to the Company. Details of the non-competition agreements are set out in the section headed "Relationship with Controlling Shareholders – Non-Competition Undertaking" in the Prospectus.

The Substantial Shareholders confirmed that they have complied with the non-competition undertakings for the Reporting Period. The independent non-executive Directors have conducted such review for the Reporting Period and also reviewed the relevant undertakings and are satisfied that the non-competition undertakings have been fully complied with.

## UPDATE ON DIRECTORS' INFORMATION

Save as disclosed herein, there is no change in information of Directors, since the date of publication of the annual report of the Company for the year ended 31 December 2024, which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

(1)    Dr. David Sidransky was appointed as the lead independent non-executive Director with effect from December 26, 2025;

(2)    Dr. Debra Yu was appointed as an additional member of the Nomination Committee with effect from December 26, 2025;

(3)    the Research and Development Committee was established with effect from December 26, 2025, which comprises Marc E. Lippman, MD as the chairman, and Dr. David Sidransky and Dr. Wang as members

(4)    Mr. Ye Changqing, an independent non-executive Director, was appointed as an independent non-executive director of Hang Sang (Siu Po) International Holding Company Limited, a company listed on the Stock Exchange (stock code: 3626) with effect from June 13, 2025.

# Report of the Directors

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

To the best of the Company's knowledge after having made reasonable inquiry, as at December 31, 2025, the interests and short positions of the Directors or chief executives of our Company in any of the Shares, underlying Shares and debentures of our Company or its associated corporation (within the meaning of Part XV of the SFO), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code as contained in Appendix C3 to the Listing Rules were as follows:

| Name of Director or chief executive | Nature of Interest[1] | Number of Ordinary Shares | Approximate percentage of shareholding interest |
|---|---|---|---|
| Dr. Yang | Interest of controlled corporation[4] Interests held jointly with other persons[2] Interest of spouse[3] Settlor of discretionary trust[4] Beneficial owner[11] | 60,998,117 | 16.34% |
| Dr. Wang | Interest of controlled corporation[4] Interests held jointly with other persons[2] Settlor of discretionary trust[4] | 60,998,117 | 16.34% |
| Dr. Zhai | Interest of controlled corporation[5] Interest held jointly with other persons[2] Interest of spouse[3] Settlor of a discretionary trust[5] Beneficial owner[10] | 60,998,117 | 16.34% |
| Dr. Lu Simon Dazhong | Beneficial owner[6] | 87,387 | 0.02% |
| Mr. Ye Changqing | Beneficial owner[7] | 56,664 | 0.02% |
| Mr. Ren Wei | Beneficial owner[8] | 56,664 | 0.02% |
| Dr. David Sidransky | Beneficial owner[9] | 58,341 | 0.02% |
| Ms. Bozilenko | Beneficial owner[12] | 45,930 | 0.01% |
| Marc E. Lippman, MD | Beneficial owner[13] | 67,104 | 0.02% |
| Dr. Debra Yu | Beneficial owner[14] | 45,930 | 0.01% |

Notes:

1. All interests stated are long position.

2. Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV are parties to the Concert Party Confirmation Deed, according to which they have been actively cooperating, communicating and acting in concert with each other with respect to their interests in or the business of the relevant members of our Group since December 5, 2016 and will continue to act in concert after Listing. Accordingly, each of Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV is deemed to be interested in an aggregate of 16.34% shareholding interest in our Company.

3.   Dr. Yang and Dr. Zhai are spouse and are therefore deemed to be interested in the Shares held by each other under the SFO.

4.   The Yang Family Trust, the Wang Family Trust and the Guo Family Trust were respectively established by Dr. Yang, Dr. Wang and Dr. Guo as settlor for the benefits of their respective family members. South Dakota Trust is the trustee of each of the Founders Family Trusts.

5.   Dr. Zhai SPV is beneficially owned by (i) Dr. Zhai (3%) and (ii) the Zhai Family Trust (97%). The Zhai Family Trust was established by Dr. Zhai as settlor for the benefits of her family members. South Dakota Trust is the trustee of the Zhai Family Trust. Dr. Zhai is also a director of Dr. Zhai SPV.

6.   Interests in share options and RSUs granted pursuant to the Pre-IPO Share Option Scheme, Post-IPO Share Option Scheme and the 2022 RSU Scheme. Dr. Lu is interested in 41,457 share option under the Pre-IPO Share Option Scheme. On November 26, 2025, Dr. Lu was granted 17,965 options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to 27,965 shares. As at December 31, 2025, 27,965 RSUs granted under the 2022 RSU scheme remain unvested.

7.   Interests in share options and RSUs granted pursuant to the 2021 RSU Scheme, Post-IPO Share Option Schem and the 2022 RSU Scheme. Mr. Ye Changqing is interested in 8,964 RSUs under the 2021 RSU Scheme. As at December 31, 2025, all the RSUs under the 2021 RSU Scheme have been vested. On November 26, 2025. Mr. Ye Changqing was granted 18,850 Options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to receive 28,850 shares. As at December 31, 2025, 28,850 RSUs under the 2022 RSU Scheme remain unvested.

8.   Interests in share options and RSUs granted pursuant to the 2021 RSU Scheme, Post-IPO Share Option Schem and the 2022 RSU Scheme. Mr. Ren Wei is interested in RSUs granted to him under the 2021 RSU Scheme entitling him to receive 8,964 shares. As at December 31, 2025, all the RSUs under the 2021 RSU Scheme have been vested. On November 26, 2025, Mr. Ren Wei was granted 28,850 Options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to receive 18,850 shares. As at December 31, 2025, 28,850 RSUs under the 2022 RSU Scheme remain unvested.

9.   Interests in share options and RSUs granted pursuant to the 2021 RSU Scheme, Post-IPO Share Option Schem and the 2022 RSU Scheme. Dr. Sidransky is interested in RSUs granted to him under the 2021 RSU Scheme entitling him to receive 10,641 shares. As at December 31, 2025, all RSUs under the 2021 RSU Scheme remain unvested. On November 26, 2025, Ms. Sidransky was granted 28,850 options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to 18,850 shares. As at December 31, 2025, 28,850 RSUs granted under the 2022 RSU scheme remain unvested.

10.  On June 27, 2025, Dr. Zhai was granted 176,278 RSUs under the 2022 RSU Scheme, all these RSU were vested on the same date, as at June 30, 2025, 176,278 RSUs remain outstanding. Dr. Zhai is interested in RSUs granted to her under the 2022 RSU Scheme entitling her to receive 100,000 shares (which were granted on June 23, 2022), as at June 30, 2025, 40,000 RSUs remain outstanding. On May 19, 2023, Dr. Zhai was granted 126,000 RSUs under the 2018 RSU Scheme, as at December 31, 2025, all RSUs granted under the 2018 RSU Scheme has been vested.

11.  On May 19, 2023, Dr. Yang was granted 46,972 RSUs under the 2018 RSU Scheme. As at December 31, 2025, all RSUs granted under the 2018 RSU Scheme have been vested. On November 26, 2025, Dr. Yang was granted 143,363 options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to 143,363 shares. As at December 31, 2025, 143,363 RSUs granted under the 2022 RSU scheme remain unvested.

12.  On November 26, 2025, Ms. Bozilendo was granted 17,965 options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to 27,965 shares. As at December 31, 2025, 27,965 RSUs granted under the 2022 RSU scheme remain unvested.

13.  On Nov 26, 2025, Marc E. Lippman, MD was granted 17,965 options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to 27,965 shares. As at December 31, 2025, 27,965 RSUs under the 2022 RSU scheme remain unvested.

14.  On November 26, Dr. Debra Yu was granted 17,965 Options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to 27,965 shares. As at December 31, 2025, 27,965 RSUs under the 2022 RSU Scheme remain unvested.

15.  All interests are calculated based on the total Shares in issue as at December 31, 2025, being 373,321,692 Shares.

Save as disclosed above, as at December 31, 2025, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations.

# Report of the Directors

## SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at December 31, 2025, so far as the Directors are aware, the following persons (other than the Directors or chief executives of the Company) had interests or short positions in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

| Substantial Shareholder | Nature of Interest | Number of Ordinary Shares | Approximate percentage of shareholding interest |
|---|---|---|---|
| Li Ju-Yun | Interest of spouse[2] | 60,998,117 | 16.34% |
| Dr. Guo | Interest held jointly with other persons[3,5] Settlor of discretionary trust[5] | 60,998,117 | 16.34% |
| Gao Sharon Xia | Interest of spouse[4] | 60,998,117 | 16.34% |
| Dr. Zhai SPV | Beneficial owner Interest held jointly with other persons[3] | 60,998,117 | 16.34% |
| South Dakota Trust | Trustee[5,6] | 53,801,751 | 14.41% |
| Takeda Pharmaceuticals International AG | Beneficial Owner | 24,307,322 | 6.51% |
| Takeda Pharmaceuticals Company Limited | Interest of controlled corporation[7] | 24,307,322 | 6.51% |

Notes:

1.  All interests stated are long position.

2.  Ms. Li Ju-Yun is Dr. Wang's spouse, and is therefore deemed to be interested in the Shares held by Dr. Wang.

3.  Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV are parties to the Concert Party Confirmation Deed, according to which they have been and will be actively cooperating, communicating and acting in concert with each other with respect to their interests in or the business of the relevant members of our Group since December 5, 2016 and will continue to act in concert after Listing. Accordingly, each of Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV is deemed to be interested in an aggregate of 16.34% shareholding interest in our Company.

4.  Ms. Gao Sharon Xia is Dr. Guo's spouse, and is therefore deemed to be interested in the Shares held by Dr. Guo.

5.  The Yang Family Trust, the Wang Family Trust and the Guo Family Trust were respectively established by Dr. Yang, Dr. Wang and Dr. Guo as settlor for the benefits of their respective family members. South Dakota Trust is the trustee of each of the Founders Family Trusts.

6.  Dr. Zhai SPV is beneficially owned by (i) Dr. Zhai (3%) and (ii) the Zhai Family Trust (97%). The Zhai Family Trust was established by Dr. Zhai as settlor for the benefits of her family members. South Dakota Trust is the trustee of the Zhai Family Trust. Dr. Zhai is also a director of Dr. Zhai SPV.

7.  Takeda Pharmaceuticals International AG is beneficially owned by Takeda Pharmaceuticals Company Limited. Therefore, Takeda Pharmaceuticals Company Limited is deemed to be interested in the Shares held by Takeda Pharmaceuticals International AG.

8.  All interests are calculated based on the total Shares in issue as at December 31, 2025, being 373,321,692 Shares.

## EQUITY PLANS

### 1. Pre-IPO Share Option Scheme

The purpose of the Pre-IPO Share Option Scheme is to reward the eligible participants who have contributed or will contribute to the Group and to encourage them to continue to work for the Group towards enhancing the value of the Shares which will benefit the Group and the Shareholders as a whole.

A summary of the principal terms of the Pre-IPO Share Option Scheme is set out below:

#### Eligible Participants

Those eligible to participate in the Pre-IPO Share Option Scheme include any substantial shareholder, existing or incoming employees of the Group which include the directors (including executive directors, non-executive directors and independent non-executive directors) and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

The basis of eligibility of any participant to the grant of any option shall be determined by the Board (or as the case may be, where required under the Listing Rules, the independent non-executive directors) from time to time on the basis of the participant's contribution or potential contribution to the development and growth of the Group.

#### Maximum Entitlement of Each Participant

Unless approved by the Shareholders in a general meeting, the maximum number of Shares underlying the options granted to each eligible participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the Shares in issue for the time being.

#### Maximum Number of Shares Available for Issue under the Pre-IPO Share Option Scheme

The overall limit on the number of underlying shares which may be delivered pursuant to share options granted under the Pre-IPO Share Option Scheme is 12,307,533 Shares, representing 3.30% of the issued capital of the Company, with a par value of US$0.0001 each as at December 31, 2025 and 3.29% of the issued capital of the Company as at the date of this annual report. As the overall limit of the Pre-IPO Share Option Scheme has been fully utilized, no further options are available for grant at the beginning and end of the Reporting Period.

#### Consideration

Consideration of HK$1.00 is required to be paid by the grantees for the grant of awards under the Pre-IPO Share Option Scheme.

#### Determination of Exercise Price

The exercise price of all the share options granted under the Pre-IPO Share Option Scheme is HK$0.01 as determined by the Board at the time of the grant.

#### Life of the Pre-IPO Share Option Scheme

The Pre-IPO Share Option Scheme was approved and adopted pursuant to the resolutions of the shareholders passed on July 13, 2018 and may be terminated by the Board or the Company by ordinary resolution in general meeting. No further option will be granted or offered after the Listing Date. In the event of termination, the provisions of the Pre-IPO Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any subsisting options granted during the life of the Pre-IPO Share Option Scheme and which remain unexpired immediately prior to the termination of the Pre-IPO Share Option Scheme.

# Report of the Directors

*Outstanding Share Options*

The table below shows details of the outstanding share options granted to all grantees under the Pre-IPO Share Option Scheme as at December 31, 2025. All the options under the Pre-IPO Share Option Scheme were granted on or before the Listing Date and no further options will be granted under the Pre-IPO Share Option Scheme after the Listing Date. For further details on the movement of the options during the Reporting Period, please see Note 33 to the consolidated financial statements and the below summary:

| Relevant Grantee | Number of underlying Shares to be issued upon exercise of the option in full | Date of Grant | Outstanding as at January 1, 2025 | Exercised during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as at December 31, 2025 |
|---|---|---|---|---|---|---|---|
| **Directors of the Company** | | | | | | | |
| Tian Yuan (resigned on May 20, 2022) | 292,714 | August 15, 2018 | 292,714 | – | – | – | 292,714 |
| Zhao Qun (resigned on March 31, 2021) | 292,714 | August 15, 2018 | 292,714 | – | – | – | 292,714 |
| Lu Dazhong Simon | 41,457 | August 15, 2018 | 41,457 | – | – | – | 41,457 |
| Liu Qian (resigned on May 20, 2022) | 37,688 | August 15, 2018 | 37,688 | – | – | – | 37,688 |
| **Other grantees** | | | | | | | |
| 45 administrative and other staff | 1,376,454 | Between August 15, 2018 to | 215,325 | 63,281 | – | – | 152,044 |
| 316 research and development staff | 10,263,455 | September 16, 2019 | 1,727,673 | 391,982 | 81 | – | 1,335,610 |
| **Total** | | | **2,607,571** | **455,263** | **81** | **–** | **2,152,227** |

Notes:

1. The vesting dates of the options and the period during which the options can be exercised are set forth in the relevant grant letters in accordance with the Pre-IPO Share Option Scheme and disclosed in the Prospectus.

2. All the options are exercisable upon vesting at an exercise price of HK$0.01 per Share. The weighted average closing price of the Shares immediately before the dates on which the options were exercised by the employees of the Group is HK$56.81.

## 2. Post-IPO Share Option Scheme

The purpose of the Post-IPO Share Option Scheme is to enable the Company to grant options to eligible participants incentives or rewards for their contribution or potential contribution to the Group and to provide the eligible participants an opportunity to have a personal stake in the Company with the view to motivate the eligible participants to optimize their performance efficiency for the benefit of the Group; attract and retain or otherwise maintain on-going business relationship with the eligible participants whose contributions are or will be beneficial to the long-term growth of the Group; and/or for such purposes as the Board may approve from time to time.

A summary of the principal terms of the Post-IPO Share Option Scheme is set out below:

***Eligible Participants***

The Board may, at its absolute discretion, offer to grant options to the following persons:

(i)    any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of the Group, any full-time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of the Group;

(ii)   a director or proposed director (including an independent non-executive director) of any member of the Group; and

(iii)  a service provider (as defined in the Post-IPO Share Option Scheme).

***Maximum Number of Shares Available for Issue under the Post-IPO Share Option Scheme***

The number of options available for grant under the overall limit of the Post-IPO Share Option Scheme is 20,707,462 Shares at the beginning of the Reporting Period and 14,274,219 Shares at the end of the Reporting Period.

The maximum number of Shares which may be issued upon exercise of all options to be granted under the Post-IPO Share Option Scheme and any other schemes of our Group is 14,907,462, being no more than 10% of the Shares in issue as at the Listing Date (the "**Scheme Mandate Limit**"), representing 3.82% of the total issued shares of the Company as of the date of this annual report.

The Scheme Mandate Limit may be refreshed at any time as the Board may think fit by obtaining prior approval of our Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time. However, the refreshed Scheme Mandate Limit cannot exceed 10% of the Shares in issue as at the date of such approval. Options previously granted under the Post-IPO Share Option Scheme and any other share option schemes of our Company (and to which provisions of Chapter 17 of the Listing Rules are applicable) (including those outstanding, cancelled or lapsed in accordance with its terms or exercised), shall not be counted for the purpose of calculating the refreshed Scheme Mandate Limit.

As at December 31, 2025, the total number of Shares available for grant under the Post-IPO Share Option Scheme was 14,274,219 Shares, representing 3.82% of the issued share capital of the Company as at December 31, 2025 and 3.82% of the issued capital of the Company as at the date of this annual report.

# Report of the Directors

*Maximum Entitlement of Each Participant*

Unless approved by the Shareholders in a general meeting, the maximum number of Shares underlying the options granted to each eligible participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the Shares in issue for the time being.

*Life of the Post-IPO Share Option Scheme*

The Post-IPO Share Option Scheme shall be valid and effective for a period of 10 years from the Listing Date, after which no further options will be granted or offered but the provisions of the Post-IPO Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any subsisting options granted prior to the expiry of the 10-years period or otherwise as may be required in accordance with the provisions of the Post-IPO Share Option Scheme. The remaining life of the Post-IPO Share Option Scheme is approximately three years and six months.

*Exercise Price*

Pursuant to the Post-IPO Share Option Scheme, the participants may subscribe for the Shares on the exercise of an option at the price determined by the Board provided that it shall be at least the highest of (a) the nominal value of a Share; (b) the closing price of a Share as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (c) the average closing price of a Share as stated in the Stock Exchange's daily quotations sheets for the 5 business days (as defined in the Listing Rules) immediately preceding the date of grant.

*Consideration*

Consideration of HK$1.00 is required to be paid by the grantees for the grant of awards under the Post-IPO Share Option Scheme and such payment must be made within 28 days from the date the share option grant offer is made to the grantee.

*Minimum Holding Period, Versing and Performance Target*

Subject to the provisions of the Listing Rules, our Board may in its absolute discretion when offering the grant of an Option impose any conditions, restrictions or limitations in relation thereto in addition to those set forth in the Post-IPO Share Option Scheme as our Board may think fit (to be stated in the letter containing the offer of the grant of the Option) including (without prejudice to the generality of the foregoing) qualifying and/or continuing eligibility criteria, conditions, restrictions or limitations relating to the achievement of performance, operating or financial targets by our Company and/or the grantee, the satisfactory performance or maintenance by the grantee of certain conditions or obligations or the time or period before the right to exercise the Option in respect of all or any of our Shares shall vest provided that such terms or conditions shall not be inconsistent with any other terms or conditions of the Post-IPO Share Option Scheme.

*Outstanding Share Options*

The table below shows details of the outstanding share options granted to all grantees under the Post-IPO Share Option Scheme as at December 31, 2025. For further details on the movement of the options during the Reporting Period, please see Note 33 to the consolidated financial statements and the below summary:

| Relevant Grantee | Number of underlying Shares to be issued upon exercise of the option in full | Date of Grant | Vesting period or vesting date of option granted | Fair Value of options granted during the Reporting Period | Outstanding as at January 1, 2025 | Exercised during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as at December 31, 2025 |
|---|---|---|---|---|---|---|---|---|---|
| **Directors of the Company** | | | | | | | | | |
| Dr. Yang | 143,363 | November 26, 2025 | the Option Grant shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively. | HK$63.35 | – | – | – | – | 143,363 |
| Dr. Wang | 17,965 | November 26, 2025 | the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively | HK$63.35 | – | – | – | – | 17,965 |
| Dr. Lu | 17,965 | November 26, 2025 | the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively | HK$63.35 | – | – | – | – | 17,965 |
| Mr. Ye Changqing | 18,850 | November 26, 2025 | the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively | HK$63.35 | – | – | – | – | 18,850 |
| Mr. Ren Wei | 18,850 | November 26, 2025 | the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively | HK$63.35 | – | – | – | – | 18,850 |

Report of the Directors

| Relevant Grantee | Number of underlying Shares to be issued upon exercise of the option in full | Date of Grant | Vesting period or vesting date of option granted | Fair Value of options granted during the Reporting Period | Outstanding as at January 1, 2025 | Exercised during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as at December 31, 2025 |
|---|---|---|---|---|---|---|---|---|---|
| Dr. Sidransky | 18,850 | November 26, 2025 | the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively | HK$63.35 | – | – | – | – | 18,850 |
| Ms. Bozilenko | 17,965 | November 26, 2025 | the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively | HK$63.35 | – | – | – | – | 17,965 |
| Dr. Debra Yu | 17,965 | November 26, 2025 | the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively | HK$63.35 | – | – | – | – | 17,965 |
| Marc E. Lippman, MD | 17,965 | November 26, 2025 | the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively | HK$63.35 | – | – | – | – | 17,965 |
| **Other grantees** | | | | | | | | | |
| 7 service providers | 80,000 | November 26, 2025 | the Option Grant shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively. | HK$63.35 | – | – | – | – | 80,000 |
| 17 staff | 263,505 | November 26, 2025 | the Option Grant shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively. | | – | – | – | – | 263,505 |
| **Total** | **633,243** | | | | **-** | **-** | **-** | **-** | **633,243** |

Notes:

1.  The vesting dates of the options and the period during which the options can be exercised are set forth in the relevant grant letters in accordance with the Post-IPO Share Option Scheme. The Board may determine the vesting criteria, conditions and the time schedule when the Options will vest and such criteria, conditions and time schedule shall be stated in the grant letters. The periods over which the Options will vest shall not be less than 12 months. The vesting period of Options granted to employee participants may be shorter than 12 months under certain circumstances set out in the Post-IPO Share Option Scheme.

2.  All the options are exercisable upon vesting at an exercise price of HK$63.35 per Share. The weighted average closing price of the Shares immediately before the dates on which the options were exercised by the employees of the Group is HK$63.35.

### *Exercise Price*

The exercise price of any particular Option shall be such price as our Board may in its absolute discretion determine at the time of grant of the relevant Option (and shall be stated in the letter containing the offer of the grant of the Option) but the subscription price shall not be less than whichever is the highest of (i) the nominal value of a Share; (ii) the closing price of a Share as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (iii) the average closing price of a Share as stated in the Stock Exchange's daily quotations sheets for the 5 business days (as defined in the Listing Rules) immediately preceding the date of grant.

### *Exercise of Options*

An Option shall be exercised in whole or in part (but if in part only, in respect of a board lot or any integral multiple thereof) within the Option period in the manner as set forth in the Post-IPO Share Option Scheme by the grantee (or his legal personal representative(s)) by giving notice in writing to the Company stating that the Option is thereby exercised and specifying the number of Shares in respect of which it is exercised. The exercise of any Option may be subject to a vesting schedule to be determined by the Board in its absolute discretion, which shall be specified in the offer letter. The exercise of any Option shall be subject to our Shareholders in general meeting approving any necessary increase in the authorised Share capital of our Company.

The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 633,243 additional Ordinary Shares of the Company and additional share capital and share premium of US$2,902,000 equivalent to RMB20,294,000 (before issue expenses) transferred from capital and other reserves.

The fair values of the share options granted were estimated as at the grant date by using the binary tree option pricing model. The following table lists the key inputs to the fair value model used:

**At grant dates**

| | |
|---|---|
| Expected volatility | 49.65% |
| Risk-free interest rate% | 3.09% |
| Expected life of options (year) | 10.00 |
| Weighted average share price (HKD per share) | 34.98 |

# Report of the Directors

### 3.    2018 RSU Scheme

The purpose of the 2018 RSU Scheme is to incentivize the existing and incoming Directors, senior management and employees for their contribution to the Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company.

*Eligible Participants*

Persons eligible to receive RSUs under the 2018 RSU Scheme are existing or incoming employees, directors (whether executive or non-executive) or officers of our Company or any member of our Group. Our Board selects the eligible persons to receive RSUs under the 2018 RSU Scheme at its discretion.

*Maximum Entitlement of Each Participant*

Unless approved by the Shareholders in a general meeting, the maximum number of Shares underlying the options granted to each eligible participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the Shares in issue for the time being.

*Maximum Number of Shares pursuant to RSUs*

The maximum number of RSUs that may be granted under the 2018 RSU Scheme in aggregate shall be 5,274,657 ordinary shares representing 1.41% of the issued shares of the Company as at December 31, 2025 and 1.41% of the issued capital of the Company as at the date of this annual report. The number of RSUs available for grant under the overall limit of the 2018 RSU Scheme is 6,294 Shares as at the beginning of the Reporting Period and 6,294 Shares as at the end of the Reporting Period.

*Life of the 2018 RSU Scheme*

The 2018 RSU Scheme will be valid and effective for a period of ten years, commencing on July 6, 2018. The remaining life of the 2018 RSU Scheme is approximately two years.

*Voting Rights*

The trustee of the 2018 RSU Scheme shall follow the instruction of the Board in respect of the exercise of voting rights in relation to the Shares underlying the RSUs of the 2018 RSU Scheme until the Shares underlying the RSUs of the 2018 RSU Scheme have been transferred outside of the trust to the personal accounts of the relevant participant(s). As at the date of this annual report, the Company has not instructed the trustee of the 2018 RSU Scheme to exercise the voting rights of the Shares underlying the RSUs of the 2018 RSU Scheme since the adoption of the 2018 RSU Scheme, nor will it instruct the trustee of the 2018 RSU Scheme to do so over the course of the remainder of the life of the 2018 RSU Scheme.

*Grant of RSUs under the 2018 RSU Scheme*

Further details of the 2018 RSU Scheme are set out in the Prospectus and Note 33 to the consolidated financial statements.

There is no exercise price payable on the RSUs.

During the Reporting Period, no RSUs were granted under the 2018 RSU Scheme and no RSUs granted under the 2018 RSU Scheme were lapsed or cancelled. There are no more outstanding RSUs granted under the 2018 RSU Scheme as at December 31, 2025. Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Board shall send the vesting notice to each of the relevant eligible participants.

4.  **2021 RSU Scheme**

    The purpose of the 2021 RSU Scheme is to incentivize the existing and incoming Directors, senior management and employees for their contribution to the Group, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company.

    *Eligible Participants*

    Persons eligible to receive RSUs under the 2021 RSU Scheme are existing or incoming employees, directors (whether executive or non-executive) or officers of our Company or any member of our Group or a service provider (as defined in the 2021 RSU Scheme). Our Board selects any eligible persons to receive RSUs under the 2021 RSU Scheme at its discretion.

    *Maximum Number of Shares pursuant to RSUs*

    The maximum number of RSUs that may be granted under the 2021 RSU Scheme in aggregate shall be 3,133,526 ordinary shares, representing 0.84% of the issued shares of the Company as at December 31, 2025 and 0.84% of the issued capital of the Company as at the date of this annual report. The number of RSUs available for grant under the overall limit of the 2021 RSU Scheme is 1,267,251 Shares as at the beginning of the Reporting Period and 443,127 Shares as at the end of the Reporting Period. The maximum number of shares of the Company which may be issued upon exercise of all outstanding RSUs granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company shall not exceed 30% of the total number of shares of the Company in issue from time to time.

    As at December 31, 2025, the total number of shares available for issue under the 2021 Scheme is 443,127 Shares, representing approximately 0.119% of the issues shares of the Company as at December 31, 2025 and 0.119% of the issued shares of the Company as at the date of this annual report.

    *Maximum Entitlement of Each Eligible Participant*

    The maximum number of shares issued and to be issued upon the exercise of RSUs granted to each Eligible Participants (including both exercised and outstanding RSUs) in any 12-month period shall not exceed 1% of the issued share capital of the Company. Any further grant of RSUs in excess of this limit is subject to shareholders' approval in general meeting of the Company.

    *Life of the 2021 RSU Scheme*

    The 2021 RSU Scheme will be valid and effective for a period of ten years, commencing on February 2, 2021. As at December 31, 2025, the remaining life of the RSU Scheme was approximately five years.

    *Voting Rights*

    Pursuant to trust deed for the 2021 RSU Scheme entered into between the Company and the Trustee, the Trustee shall not exercise the voting rights attached to the Shares held on trust by it.

# Report of the Directors

***Grant of RSUs under the 2021 RSU Scheme***

On June 27, 2025, the Company granted 824,124 RSUs, representing 824,124 Shares, under the 2021 RSU Scheme to 439 Selected Persons of the 2021 RSU Scheme, who are employees of the Group. The abovementioned RSUs shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned Selected Persons are based and the commencement date or duration of their employment. The Board has determined that the such RSUs shall vest on the date of grant. Based on the closing price of HK$77.45 as quoted of the Stock Exchange on June 27, 2025 (being the date of the abovementioned grant of RSUs), the aggregate market value of the underlying Shares in relation to such RSUs amounts to HK$63,828,403.80. The closing price of the Shares on June 26, 2025, being the date immediately before the grant date, is HK$79.35. The grantees are not required to pay any purchase price (as defined under Rule 17.01A of the Listing Rules) for the RSUs granted during the Reporting Period. The vesting of the RSUs granted during the Reporting Period will be subject to the grantees having obtained a satisfactory score as determined by the Board in their annual performance review.

The abovementioned RSUs granted under the 2021 RSU Scheme would be satisfied by the allotment and issuance of Shares to the trustee of the 2021 RSU Scheme to be held by the trustee for such purpose under the scheme mandate limit granted to the Board by the Shareholders at the annual general meeting of the Company held on May 19, 2025 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

Further details of the 2021 RSU Scheme are set out in the relevant announcement of the Company dated February 2, 2021 and May 29, 2023 and June 27, 2025.

There is no exercise price payable on the RSUs. No RSUs were granted to service providers.

Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Board shall send the vesting notice to each of the relevant eligible participants.

Set out below are details of the movements of the outstanding RSUs granted under the 2021 RSU Scheme as at December 31, 2025:

| | Date of grant | Outstanding as at January 1, 2025 | Granted during the Reporting Period | Vesting period or vesting date of RSUs granted | Fair value of RSUs granted during the Reporting Period | Vested during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as at December 31, 2025 |
|---|---|---|---|---|---|---|---|---|---|
| Dr. Sidransky | July 23, 2021 | 10,641 | – | The RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. | – | 10,641 | – | – | – |
| Mr. Ye | July 23, 2021 | 2,241 | – | The RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. | – | 2,241 | – | – | – |
| Dr. Yin | July 23, 2021 | 2,241 | – | The RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. | – | 2,241 | – | – | – |
| Mr. Ren | July 23, 2021 | 2,241 | – | The RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. | – | 2,241 | – | – | – |
| Staff | May 17, 2021 | 24,188 | – | • 31,310 RSUs shall vest in four tranches of 35%, 15%, 25% and 25% on June 8, 2021, June 8, 2022, June 8, 2023 and June 8, 2024, respectively.<br>• 8,867 RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2021, June 8, 2022, June 8, 2023 and June 8, 2024, respectively.<br>• 22,475 RSUs shall vest in four tranches of 35%, 15%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively.<br>• 22,259 RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2022, June 8, 2023, June 8, 2024 and June 8, 2025, respectively. | – | 24,188 | – | – | – |
| | June 27, 2025 | – | 824,124 | June 27, 2025 | HK$77.45 | 824,124 | – | – | – |

# Report of the Directors

Notes:

1. The weighted average closing price of the Shares immediately before the dates on which the RSUs granted in 2021 under the 2021 RSU Scheme were vested is HK$59.45. The weighted average closing price of the Shares immediately before the dates on which the RSUs granted in 2025 under the 2021 RSU Scheme were vested is HK$77.45.

2. The Board may determine the vesting criteria, conditions and the time schedule when the RSUs will vest and such criteria, conditions and time schedule shall be stated in the grant letter. The periods over which the awards will vest shall not be less than 12 months. The vesting period of awards granted to employee participants may be shorter than 12 months under certain circumstances set out in the 2021 RSU Scheme.

3. During the Reporting Period none of the RSUs have been vested to the five highest paid individuals of the Company under the 2021 RSU Scheme.

5. **2022 RSU Scheme**

The purpose of the 2022 RSU Scheme is to incentivize the existing and incoming Directors, senior management and employees for their contribution to the Group, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company.

*Eligible Participants*

Persons eligible to receive RSUs under the 2022 RSU Scheme are existing or incoming employees, directors (whether executive or non-executive) or officers of our Company or any member of our Group or a service provider (as defined in the 2022 RSU Scheme). Our Board selects any eligible persons to receive RSUs under the 2022 RSU Scheme at its discretion.

*Maximum Number of Shares pursuant to RSUs*

The maximum number of RSUs that may be granted under the 2022 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the rules of the 2022 RSU Scheme) shall be 11,072,695 ordinary shares, representing 2.97% of the issued shares of the Company as at December 31, 2025 and 2.97% of the issued capital of the Company as at the date of this annual report. The numbers of RSUs available for grant under the overall limit of the 2022 RSU Scheme are 1,771,595 Shares as at the beginning of the Reporting Period and 5,582,518 Shares as at the end of the Reporting Period. The maximum number of shares of the Company which may be issued upon exercise of all outstanding RSUs granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company shall not exceed 30% of the total number of shares of the Company in issue from time to time.

As at December 31, 2025, the total number of shares available for issue under the 2022 RSU Scheme is 5,582,518 Shares, representing approximately 1.49% of the issued shares of the Company as at December 31, 2025 and 1.49% of the issued shares of the Company as at the date of this annual report.

*Maximum Entitlement of Each Eligible Participant*

The maximum number of shares issued and to be issued upon the exercise of RSUs granted to each Eligible Participants (including both exercised and outstanding RSUs) in any 12-month period shall not exceed 1% of the issued share capital of the Company. Any further grant of RSUs in excess of this limit is subject to shareholders' approval in general meeting of the Company.

*Life of the 2022 RSU Scheme*

The 2022 RSU Scheme will be valid and effective for a period of ten years, commencing on June 23, 2022. As at December 31, 2025, the remaining life of the RSU Scheme was approximately six years.

### Voting Rights

Pursuant to trust deed for the 2022 RSU Scheme entered into between the Company and the Trustee, the Trustee shall not exercise the voting rights attached to the Shares held on trust by it.

### Grant of RSUs under the 2022 RSU Scheme

On June 27, 2025, the Company granted 816,922 RSUs, representing 816,922 Shares, to 78 Selected Persons (the "**2022 First Further Grant**"), among which 176,278 RSUs, representing 176,278 Shares, were granted to Dr. Zhai Yifan, who is the chief medical officer and a substantial shareholder of the Company. The abovementioned RSUs shall vest in accordance with the vesting criteria, conditions and time schedule (being approximately three and a half months from the date of the 2022 First Further Grant) as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned Selected Person is based and the commencement date or duration of their employment. Based on the closing price of HK$77.45 as quoted of the Stock Exchange on June 27, 2025 (being the date of the abovementioned grant of RSUs), the aggregate market value of the underlying Shares in relation to such RSUs amounts to HK$63,270,608.9. The closing price of the Shares on June 26, 2025, being the date immediately before the grant date, is HK$79.35. The grantees are not required to pay any purchase price (as defined under Rule 17.01A of the Listing Rules) for the RSUs granted during the Reporting Period. The vesting of the RSUs granted during the Reporting Period will be subject to the grantees having obtained a satisfactory score as determined by the Board in their annual performance review.

On November 26, 2025, 1,177,256 RSUs (the "**2022 Awards**"), representing 1,177,256 Shares, have been granted under the 2022 RSU Scheme to 146 selected persons (the "**2022 Selected Persons**") of the 2022 RSU Scheme (the "**2022 Second Further Grant**"), among which (i) 143,363 RSUs are granted to Dr. Yang, the executive Director and the chief executive officer of the Company; (ii) 55,930 RSUs are granted to two non-executive Directors, namely, Dr. Wang and Dr. Lu; (iii) 170,445 RSUs are granted to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; and (iv) 170,000 RSUs are granted to eight service providers (being consultants who are experts in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group).

The abovementioned RSUs shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned 2022 Selected Persons are based and the commencement date or duration of their employment. The closing price of the shares on November 25, 2025, being the date immediately before the date on which the abovementioned RSUs were granted, was HK$63.35.

The abovementioned RSUs granted under the 2022 RSU Scheme are satisfied by the allotment and issuance of Shares to the trustee of the 2022 RSU Scheme (the "**2022 Trustee**") to be held by the 2022 Trustee for such purpose under the Scheme Mandate Limit granted to the Board by the Shareholders at the annual general meeting of the Company held on May 19, 2025 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

Further details of the 2022 RSU Scheme are set out in the relevant announcements of the Company dated June 23, 2022 and July 14, 2022, October 21, 2022, October 25, 2022, October 26, 2022, October 27, 2022, October 28, 2022, October 31, 2022, May 8, 2023, October 24, 2024, November 27, 2025 and December 30, 2025.

There is no exercise price payable on the RSUs.

# Report of the Directors

Set out below are details of the movements of the outstanding RSUs granted under the 2022 RSU Scheme as at December 31, 2025:

| | Date of grant | Outstanding as at January 1, 2025 | Granted during the Reporting Period | Vesting period or vesting date of RSUs granted | Fair value of RSUs granted during the Reporting Period | Vested during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as at December 31, 2025 |
|---|---|---|---|---|---|---|---|---|---|
| Dr. Zhai | June 23, 2022 | 40,000 | – | • The RSUs shall vest in three tranches of 30%, 30% and 40% on June 8, 2023, June 8, 2024 and June 8, 2025, respectively. | – | 40,000 | – | – | – |
| | June 27, 2025 | – | 176,278 | June 27, 2025 | HK$77.45 | 176,278 | – | – | – |
| Dr. Yang | November 26, 2025 | – | 143,363 | • The RSUs shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively | HK$63.35 | – | – | – | 143,363 |
| Dr. Wang | November 26, 2025 | – | 27,965 | • The RSUs shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively | HK$63.35 | – | – | – | 27,965 |
| Dr. Lu | November 26, 2025 | – | 27,965 | • The RSUs shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively | HK$63.35 | – | – | – | 27,965 |
| Mr. Ye Changqing | November 26, 2025 | – | 28,850 | • The RSUs shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively | HK$63.35 | – | – | – | 28,850 |
| Mr. Ren Wei | November 26, 2025 | – | 28,850 | • The RSUs shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively | HK$63.35 | – | – | – | 28,850 |
| Dr. Sidransky | November 26, 2025 | – | 28,850 | • The RSUs shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively | HK$63.35 | – | – | – | 28,850 |
| Ms. Marina S. Bozilenko | November 26, 2025 | – | 27,965 | • The RSUs shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively | HK$63.35 | – | – | – | 27,965 |
| Dr. Debra Yu | November 26, 2025 | – | 27,965 | • The RSUs shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively | HK$63.35 | – | – | – | 27,965 |
| Marc E. Lippman, MD | November 26, 2025 | – | 27,965 | • The RSUs shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively | HK$63.35 | – | – | – | 27,965 |
| 79 staff | June 23, 2022 | 350,401 | – | • 7,265 RSUs shall vest in four tranches of 35%, 15%, 25% and 25% on June 8, 2021, June 8, 2022, June 8, 2023 and June 8, 2024, respectively.<br>• 15,532 RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on April 30, 2023, April 30, 2024, April 30, 2025 and April 30, 2026, respectively. | – | 251,093 | – | 19,212 | 80,096 |

| | Date of grant | Outstanding as at January 1, 2025 | Granted during the Reporting Period | Vesting period or vesting date of RSUs granted | Fair value of RSUs granted during the Reporting Period | Vested during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as at December 31, 2025 |
|---|---|---|---|---|---|---|---|---|---|
| 172 staff | May 4, 2023 | 433,638 | – | • 181,874 RSUs shall vest in four tranches of 25%, 25%, 25% and 25% on June 8, 2023, June 8, 2024, June 8, 2025 and June 8, 2026, respectively.<br>• 30,372 RSUs shall vest in two tranches of 40% and 60% on June 8, 2023 and June 8, 2024, respectively.<br>• 320,208 RSUs shall vest in three tranches of 30%, 30% and 40% on June 8, 2023, June 8, 2024 and June 8, 2025, respectively.<br>• 115,365 RSUs shall vest in four tranches of 23%, 69%, 6% and 2% on April 30, 2023, April 30, 2024, April 30, 2025 and April 30, 2026, respectively.<br>• 113,400 RSUs shall vest in two tranches of 40% and 60% on August 1, 2023 and August 1, 2024, respectively.<br>• 787,958 RSUs shall vest in three tranches of 30%, 30% and 40% on August 1, 2023, August 1, 2024 and August 1, 2025, respectively. | – | 411,638 | – | 22,000 | 0 |
| 69 staff | September 2, 2024 | 615,902 | – | September 2, 2024 | – | 236,872 | – | 90,287 | 288,743 |
| 77 staff | June 27, 2025 | – | 640,644 | June 27, 2025 | HK$77.45 | 640,644 | – | – | 0 |
| 128 staff | November 26, 2025 | – | 637,518 | • The RSUs shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively | HK$63.35 | – | – | 803 | 636,715 |
| 8 service providers | November 26, 2025 | – | 170,000 | • The RSUs shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively | HK$63.35 | – | – | – | 170,000 |

Notes:

1. The weighted average closing price of the Shares immediately before the dates on which the RSUs granted under the 2022 RSU Scheme were exercised is HK$68.80. The weighted average closing price of the Shares immediately before the dates on which the RSUs exercised under the 2022 RSU Scheme were HK$Nil.

2. The Board may determine the vesting criteria, conditions and the time schedule when the RSUs will vest and such criteria, conditions and time schedule shall be stated in the grant letter. The periods over which the awards will vest shall not be less than 12 months. The vesting period of awards granted to employee participants may be shorter than 12 months under certain circumstances set out in the 2022 RSU Scheme.

3. During the Reporting Period, 1,994,178 RSUs have been granted, and 302,794 RSUs have been vested to the five highest paid individuals of the Company under the 2022 RSU Scheme.

# Report of the Directors

The number of Shares that may be issued in respect of options and RSUs granted under all of the abovementioned share incentive schemes of the Company during the Reporting Period divided by the weighted average total issued share capital of the Company for the Reporting Period is approximately 0.0097 (2024: approximately 0.011).

On May 19, 2025, the Company adopted the Scheme Mandate Limit on the total number of Shares that may be issued in respect of all options and awards to the eligible participants under all the Share Schemes of the Company. All the new Shares which may be allotted and issued under the Scheme Mandate Limit, being 29,113,683 Shares underlying the awards and/or options under the 2021 RSU Scheme, the 2022 RSU Scheme and the Post-IPO Share Option Scheme. At the end of the Reporting Period, the number of options and awards available for grant under the Scheme Mandate Limit is 20,299,864 Shares, representing 5.43% of the issued capital of the Company as at December 31, 2025 and 5.43% of the issued capital of the Company as at the date of the this annual report.

On May 19, 2025, the service provider sublimit (the "**Service Provider Sublimit**") on the total number of Shares that may be issued in respect of all options and awards to be granted to the service providers under all the share schemes of the Company were adopted. At the end of the Reporting Period, the Service Provider Sublimit in respect of the Share Schemes shall be 3,483,089 Shares. As at December 31, 2025, the number of options and awards available for grant under the Service Provider Sublimit is 3,126,172 Shares, representing 0.84% of the issued capital of the Company as at December 31, 2025 and 0.84% of the issued capital of the Company as at the date of the this annual report.

## CONNECTED TRANSACTIONS

The Group has not conducted any connected transaction or non-exempt continuing connected transaction for the year ended December 31, 2025. Details of related party transactions of the Group for the year ended December 31, 2025 are set out in Note 38 to the consolidated financial statements. The related party transactions disclosed in Note 39 were not regarded as connected transactions and were exempt from reporting, announcement and shareholders' approval requirements under the Listing Rules.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, save for the 2025 Placing, neither the Company nor any of its subsidiaries purchased, sold or redeemed any listed securities (including sale of treasury shares (as defined under the Listing Rules)) of the Company. As at December 31, 2025, the Company did not hold any treasury shares.

## MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2025.

The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the year ended December 31, 2025.

## USE OF NET PROCEEDS

### Use of Net Proceeds from the Global Offering

With the Shares of the Company listed on the Stock Exchange on October 28, 2019, the net proceeds from the Global Offering (including shares issued as a result of the full exercise of the over-allotment option) were approximately HK$369.8 million. There was no change in the intended use of net proceeds as previously disclosed in the Prospectus and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the Global Offering and the actual usage up to December 31, 2025.

| Use of proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds | Utilized amount (as at December 31, 2025) |
|---|---|---|---|---|
| | | (HK$ million) | (RMB million) | (RMB million) |
| Research and development to bring our Core Product, HQP1351, to commercialization | 42% | 155.2 | 138.2 | 138.2 |
| Ongoing and planned clinical trials of APG-1252 | 13% | 48.1 | 42.8 | 42.8 |
| Ongoing and planned clinical trials of APG-2575 | 19% | 70.3 | 62.5 | 62.5 |
| Ongoing and planned clinical trials of APG-115 | 19% | 70.3 | 62.5 | 62.5 |
| Ongoing and planned clinical trials for the rest of the clinical programs of the Company, APG-1387 and APG-2449 | 6% | 22.2 | 19.7 | 19.7 |
| Working capital and general corporate purposes | 1% | 3.7 | 3.3 | 3.3 |
| Total | 100.0% | 369.8 | 329.0 | 329.0 |

Notes:

(1)    The sum of the data may not add up to the total due to rounding.

(2)    Net proceeds from the Global Offering were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the Global Offering.

### Use of Net Proceeds From the 2020 Placing

The closing of the 2020 Placing of 15,000,000 Shares took place on July 15, 2020. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2020 Placing were approximately HK$689.5 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8, 2020 and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors consider that the 2020 Placing represents an opportunity to raise capital for the Company while broadening its Shareholder base. The Directors are of the view that the 2020 Placing would strengthen the financial position of the Group and provide working capital to the Group.

# Report of the Directors

There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8, 2020 and as at December 31, 2025 the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the 2020 Placing and the actual usage up to December 31, 2025.

| Use of proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds | Utilized amount (as at December 31, 2025) |
| --- | --- | --- | --- | --- |
| | | (HK$ million) | (RMB million) | (RMB million) |
| Clinical development for other pipeline products, such as APG-2575, APG-115, APG-1387 and APG-1252 | 60% | 413.5 | 345.0 | 345.0 |
| Registration, trial production and marketing of the Core Product, HQP1351 | 20% | 138.0 | 115.0 | 115.0 |
| Ongoing and planned clinical trials of APG-2575 | 20% | 138.0 | 115.0 | 115.0 |
| Total | 100% | 689.5 | 575.0 | 575.0 |

Notes:

(1)    The sum of the data may not add up to the total due to rounding.

(2)    Net proceeds from the 2020 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2020 Placing.

## Use of Net Proceeds From the 2021 Placing

On February 3, 2021, the Company entered into the 2021 Placing and subscription agreement with Ascentage Limited (the "**Vendor**") and J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited (the "**2021 Placing Agents**"), pursuant to which (i) the Vendor agreed to appoint the 2021 Placing Agents, and the 2021 Placing Agents agreed to act as agents of the Vendor to procure not less than six placees (the "**2021 Placees**"), on a best effort basis, to purchase up to 26,500,000 shares of the Company (the "**2021 Placing Shares**") at the price of HK$44.2 per 2021 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 26,500,000 new shares of the Company at the price of HK$44.2 per Subscription Share (the "**2021 Subscription**"). The closing of the 2021 Placing took place on February 8, 2021 and the closing of the 2021 Subscription took place on February 11, 2021. A total of 26,500,000 placing Shares have been successfully placed by the 2021 Placing Agents to the 2021 Placees. A total of 26,500,000 subscription Shares had been allotted and issued to the Vendor pursuant to the general mandate granted to the Directors at the AGM held on June 19, 2020. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2021 Placing were approximately HK$1,153.64 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated February 3, 2021 and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors considered that the 2021 Placing represents an opportunity to raise capital for the Company in order to enable the Company to continue the development of its products in its pipeline, while broadening its Shareholder base. The Directors are of the view that the 2021 Placing would further strengthen the financial position of the Group and provide additional working capital to the Group.

The table below sets out the planned applications of the net proceeds from the 2021 Placing and the actual usage up to December 31, 2025.

| Use of proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds (HK$ million) | Planned allocation of net proceeds (RMB million) | Utilized amount (as at December 31, 2025) (RMB million) |
|---|---|---|---|---|
| Clinical development of the key product candidate, APG-2575 | 50% | 576.8 | 480.6 | 480.6 |
| Registrational trials for full approval and the commercialization of the Core Product, HQP1351 | 20% | 230.7 | 192.2 | 192.2 |
| Clinical development for other pipeline products such as APG-115 (MDM2-p53 inhibitors currently in Phase Ib/II clinical trial), APG-1387 (pan-IAP inhibitor currently in Phase Ib/II clinical trial) and APG-1252 (Bcl-2/Bcl-xL dual inhibitor currently in Phase I clinical trial) | 20% | 230.7 | 192.2 | 192.2 |
| General corporate purposes | 10% | 115.4 | 96.1 | 96.1 |
| Total | 100% | 1,153.6 | 961.1 | 961.1 |

Notes:

(1)    The sum of the data may not add up to the total due to rounding.

(2)    Net proceeds from the 2021 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2021 Placing.

## Use of Net Proceeds From the 2023 Placing

On January 18, 2023, the Company entered into the 2023 Placing Agreement with Ascentage Limited (the "**Vendor**") and J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Asia Limited (the "**2023 Placing Agents**"), pursuant to which (i) the Vendor agreed to appoint the 2023 Placing Agents, and the 2023 Placing Agents agreed to act as agents of the Vendor, to procure not less than six placees (the "**2023 Placees**"), on a best effort basis, to purchase up to 22,500,000 shares of the Company (the "**2023 Placing Shares**") at the price of HK$24.45 per 2023 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 22,500,000 new shares of the Company at the price of HK$24.45 per Subscription Share (the "**2023 Subscription**"). The closing of the 2023 Placing took place on January 20, 2023 and the closing of the 2023 Subscription took place on February 1, 2023. A total of 22,500,000 placing Shares have been successfully placed by the 2023 Placing Agents to the 2023 Placees. A total of 22,500,000 subscription Shares have been allotted and issued to the Vendor pursuant to the generate mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2022. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2023 Placing were approximately HK$543.9 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated January 18, 2023 and the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors considered that the 2023 Placing represents an opportunity to further raise capital for the Company in order to enable the Company to continue the development of its pipeline candidates, while broadening its Shareholder base. The Directors are of the view that the 2023 Placing would further strengthen the financial position of the Group and provide additional working capital to the Group.

# Report of the Directors

The table below sets out the planned applications of the net proceeds from the 2023 Placing and the actual usage up to December 31, 2025.

| Use of proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds (HK$ million) | Planned allocation of net proceeds (RMB million) | Utilized amount (as at December 31, 2025) (RMB million) |
| --- | --- | --- | --- | --- |
| Clinical trials of the key product candidate APG-2575 | 50% | 272.0 | 235.1 | 235.1 |
| Clinical trials of the core product HQP1351 | 20% | 108.8 | 94.0 | 94.0 |
| Clinical development of other key product candidates | 20% | 108.8 | 94.0 | 94.0 |
| General corporate purposes | 10% | 54.4 | 47.0 | 47.0 |
| Total | 100% | 544.0 | 470.1 | 470.1 |

Notes:

(1)    The sum of the data may not add up to the total due to rounding.

(2)    Net proceeds from the 2023 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2023 Placing.

## Use of Net Proceeds From the 2025 Placing

On July 14, 2025, the Company entered into the 2025 Placing and subscription agreement with Dajun Yang Dynasty Trust (the "**Vendor**") and J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited (the "**2025 Placing Agents**"), pursuant to which (i) the Vendor agreed to appoint the 2025 Placing Agents, and the 2025 Placing Agents agreed to act as agents of the Vendor, to procure not less than six placees who are professional, institutional, and/or other investors (the "**2025 Placees**"), on a best effort basis, to purchase up to 22,000,000 shares of the Company (the "**2025 Placing Shares**") at the price of HK$68.60 per 2025 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 22,000,000 new shares of the Company at the price of HK$68.60 per Subscription Share (the "**2025 Subscription**"). The closing price of the Shares on July 14, 2025, being the date of the 2025 Placing and Subscription Agreement, was HK$74.70 per Share. The closing of the 2025 Placing took place on July 17, 2025 and the closing of the 2025 Subscription took place on July 25, 2025. A total of 22,000,000 placing Shares have been successfully placed by the 2025 Placing Agents to the 2025 Placees. The aggregate nominal value of the 2025 Placing Shares is US$2,200. A total of 22,000,000 subscription Shares have been allotted and issued to the Vendor pursuant to the generate mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2025. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2025 Placing were approximately HK$1,492.5 million. The net price per shares in the 2025 Placing is approximately HK$67.84. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcements of the Company dated February 2, 2025 and February 13, 2025 and the Company will gradually utilize the remaining amount of the net proceeds in accordance with such intended purposes depending on actual business needs.

The Directors considered that the 2025 Placing represents an opportunity to further raise capital for the Company in order to enable the Company to continue the development of its pipeline candidates, while broadening its Shareholder base. The Directors are of the view that the 2025 Placing and the 2025 Subscription would further strengthen the financial position of the Group and provide additional working capital to the Group.

The table below sets out the planned applications of the net proceeds from the 2025 Placing and the actual usage up to December 31, 2025.

| Use of proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds (HK$ million) | Planned allocation of net proceeds (RMB million) | Utilized amount during the Reporting Period (RMB million) | Utilized amount (as at December 31, 2025) (RMB million) | Unutilized amount (as at December 31, 2025) (RMB million) | Expected timeline for utilizing the remaining balance of net proceeds from the 2025 placing (RMB million) |
|---|---|---|---|---|---|---|---|
| Commercialization efforts, including expanding coverage and improving patient access | 40% | 597.0 | 543.5 | 14.9 | 14.9 | 528.6 | December 31, 2026 |
| Global clinical development to advance the core pipeline candidates | 35% | 522.4 | 475.5 | 13.0 | 13.0 | 462.5 | December 31, 2026 |
| Infrastructure and working capital to strengthen global operations | 25% | 373.1 | 339.7 | 9.3 | 9.3 | 330.4 | December 31, 2026 |
| Total | 100% | 1,492.5 | 1,358.7 | 37.2 | 37.2 | 1,321.5 | |

Notes:

(1)    The sum of the data may not add up to the total due to rounding.

(2)    The expected timeline for utilizing the remaining balance of net proceeds is based on the best estimation of the market conditions made by the Group and it is subject to the research and development progress of the Group.

(3)    Net proceeds from the 2025 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2025 Placing.

## Use of Net Proceeds From the Subscription of Shares by Innovent

Innovent has subscribed for 8,823,863 Shares at a total consideration of HK$388.25 million (being approximately US$50 million) and at the subscription price of HK$44.0 per Share. The completion of the subscription of Shares by Innovent took place on July 23, 2021. The net proceeds (after the deduction of all applicable costs and expenses) raised from the subscription of Shares by Innovent were approximately HK$388.06 million (being approximately US$49.98 million). There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 14, 2021 and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The strategic equity investment in the Company by Innovent by way of subscription of Shares signifies Innovent's recognition of the Company's research and development capabilities, as well as the Company's growth potential. The equity investment is also expected to provide further financial support to the Company's global clinical development programs. In addition, in view of the strategic collaboration relationship between the Company and Innovent, the subscription of Shares allows Innovent to further share the Company's prospects, whereby strengthening the business cooperation between the two groups.

# Report of the Directors

The table below sets out the planned applications of the net proceeds from the subscription of Shares by Innovent and the actual usage up to December 31, 2025.

| Use of proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds | Utilized amount (as at December 31, 2025) |
| --- | --- | --- | --- | --- |
| | | (HK$ million) | (RMB million) | (RMB million) |
| Development and commercialization of the Company's Core Product, HQP1351 | 30% | 116.42 | 97.10 | 97.10 |
| Development of the Company's key product candidate, APG-2575 | 70% | 271.64 | 226.40 | 226.40 |
| Total | 100% | 388.06 | 323.50 | 323.50 |

Notes:

(1)    The sum of the data may not add up to the total due to rounding.

(2)    Net proceeds from the subscription of Shares by Innovent were received in Hong Kong dollars and translated to RMB for application planning.

## Use of Net Proceeds from the 2024 Share Subscription

On June 14, 2024, the Company and Takeda entered into the Securities Purchase Agreement, pursuant to which the Company agreed to issue and allot, and Takeda agreed to subscribe, for a total of 24,307,322 shares at an aggregate consideration of US$75,000,000 (equivalent to approximately HK$585.77 million). The purchase price per shares in the 2024 Share Subscription is HK$24.09850. The closing price of the Shares on June 14, 2024, being the date on which the terms of the Securities Purchase Agreement was fixed, was HK$23.05. The aggregate nominal value of the shares in the 2024 Share Subscription is US$2,430,732.2.

The number of shares in the 2024 Share Subscription represents approximately 8.37% of the then existing issued share capital of the Company and approximately 7.73% of the then enlarged issued share capital of the Company.

All the Share Subscription Conditions Precedent have been satisfied and the Closing took place on June 20, 2024 (after trading hours). An aggregate of 24,307,322 Subscription Shares have been successfully allotted and issued by the Company to Takeda at the Share Purchase Price of HK$24.09850 (equivalent to approximately US$3.08549) per Subscription Share pursuant to the terms and conditions of the Securities Purchase Agreement.

The gross proceeds raised from the 2024 Share Subscription is US$75,000,000 (equivalent to approximately HK$585.77 million) and the net proceeds (after deducting all applicable costs and expenses) arising from the 2024 Share Subscription amount to approximately US$73,000,000 (equivalent to approximately HK$570.15 million). The net price per shares in the 2024 Share Subscription is approximately HK$23.46. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated June 14, 2024 and the Company has fully utilized the net proceeds in accordance with such intended purposes.

The strategic equity investment in the Company by Takeda by way of the 2024 Share Subscription is expected to provide further financial support to the Company's global clinical development programs.

The table below sets out the planned applications of the net proceeds from the 2024 Share Subscription and the actual usage up to December 31, 2025.

| Use of proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds | Planned allocation of net proceeds | Utilized amount during the Reporting Period | Utilized amount (as at December 31, 2025) | Unutilized amount (as at December 31, 2025) | Expected timeline for utilizing the remaining balance of net proceeds from the 2025 Share Subscription |
|---|---|---|---|---|---|---|---|
| | | (US$ million) | (RMB million) | (RMB million) | (RMB million) | (RMB million) | |
| Development of the Company's Core Product, HQP1351 and the Company's key product candidate, APG-2575 | 90% | 65.7 | 467.5 | 115.5 | 467.5 | 0 | December 31, 2025 |
| Development of the Company's other key product candidates | 10% | 7.3 | 51.9 | 12.8 | 51.9 | 0 | December 31, 2025 |
| Total | 100% | 73 | 519.4 | 128.3 | 519.4 | 0 | |

Notes:

(1)  The sum of the data may not add up to the total due to rounding.

(2)  Net proceeds from the 2024 Share Subscription were received in US dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2024 Share Subscription.

## Use of Net Proceeds from the U.S. Initial Public Offering

On January 28, 2025, we completed our U.S. initial public offering in which we offered and sold an aggregate 7,325,000 ADSs at an offer price of US$17.25 per ADS, representing 29,300,000 ordinary shares of the Company for gross proceeds of approximately US$126.4 million (equivalent to approximately HK$983.8 million). On February 13, 2025, in connection with the underwriters' exercise of their over-allotment option, we issued an additional 935,144 ADSs at an offer price of US$17.25 per ADS, representing 3,740,576 ordinary shares of the Company for gross proceeds of approximately US$16.13 million (equivalent to approximately HK$125.6 million). Each ADS represents 4 ordinary shares. Our ADSs are listed on the NASDAQ under the symbol "AAPG."

Therefore, we issued a total of 8,260,144 ADSs (representing 33,040,576 ordinary shares). After the issuance, the total number of our issued and outstanding ordinary shares increased from 315,226,005 shares to 348,266,581 shares. The aggregate gross proceeds raised under the offering were approximately US$142.5 million (equivalent to approximately HK$1,109.4 million). The net proceeds under the offering were approximately US$132.5 million (equivalent to approximately HK$1,031.8 million) after deduction of the underwriting discounts and commissions of approximately US$10.0 million (equivalent to approximately HK$77.7 million). The net price per shares in the U.S. Initial Public Offering is approximately US$15.41 (equivalent to approximately HK$29.99).

There is no change in our intended use of the net proceeds from our U.S. initial public offering as previously disclosed in our announcements dated February 2, 2025 and February 13, 2025 and the Company will gradually utilize the net proceeds in accordance with such intended purposes.

# Report of the Directors

For details, please refer to the announcements issued by the Company on December 29, 2024, January 21, 2025, January 24, 2025, February 2, 2025, and February 13, 2025.

The table below sets out the planned applications of the net proceeds from the offering and the actual usage up to December 31, 2025.

| Use of proceeds | Planned allocation of net proceeds (US$ million) | Planned allocation of net proceeds (RMB million) | Utilized amount during the Reporting Period (RMB million) | Utilized amount (as at December 31, 2025) (RMB million) | Unutilized amount (as at December 31, 2025) (RMB million) | Expected timeline for utilizing the remaining balance of net proceeds from the offering |
|---|---|---|---|---|---|---|
| To pursue NDA approval of Lisaftoclax for R/R CLL in China and to prepare for commercial launch in China, advance the clinical development of Lisaftoclax in the United States and other countries, including completing enrollment for GLORA and pursuing clearance with regulatory authorities to add new trial sites in multiple countries and to pursue additional indications for Lisaftoclax | 50.0-60.0 | 398.4 | 30.8 | 30.8 | 367.6 | June 30, 2026 |
| To advance the clinical development of Olverembatinib in the United States and other countries, including completing enrollment for POLARIS-2 and pursuing clearance with regulatory authorities to add new trial sites in multiple countries, and to expand the label of Olverembatinib into earlier lines and other indications | 30.0-40.0 | 253.5 | 19.6 | 19.6 | 233.9 | June 30, 2026 |
| To fund the research and development of our other product candidates, including completing the Phase 1 clinical trial for APG-5918 in anemia and pursuing clearance to initiate a registrational trial | 10.0-20 | 181.1 | 14.0 | 14.0 | 167.1 | June 30, 2026 |
| Total | 132.5 | 959.8 | 74.3 | 74.3 | 885.5 | |

Notes:

(1)     The sum of the data may not add up to the total due to rounding.

(2)     Net proceeds from the U.S. initial public offering were received in US dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the U.S. initial public offering.

## 2021 WARRANTS

On July 14, 2021, the Company and Innovent entered into a warrant subscription deed, pursuant to which the Company agreed to issue to Innovent 6,787,587 warrants. The initial subscription price of each warrant share upon exercise of the warrants is HK$57.20. The subscription rights attaching to the warrants may be exercised during the period commencing on the date of issuance of the warrants and ending on the date that is 24 months after the date of issuance of the warrants. The warrants have expired in July 2023 and not been exercised.

## FUND RAISING

Save for the 2025 Placing as disclosed above, during the Reporting Period, there was no fund raising activity carried out by the Company.

## PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has maintained the prescribed percentage of public float under the Listing Rules.

## AUDITOR

The consolidated financial statements of the Group have been audited by Ernst & Young, Certified Public Accountants, who will retire and, being eligible, offer themselves for re-appointment at the AGM.

## FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Save as disclosed in this annual report, as at the date of this report, there were no future plans regarding material investment or capital assets.

On Behalf of the Board
**Dr. Yang Dajun**
*Chairman and Chief Executive Officer*

Suzhou, PRC, April 28, 2026

# Corporate Governance Report

The Company is committed to achieving high standards of corporate governance. The Directors believe that sound and reasonable corporate governance practices are essential for the continuing growth of the Group and for safeguarding and maximizing Shareholders' interests.

## CORPORATE GOVERNANCE PRACTICES

The Company has applied the principles and code provisions as set out in the CG Code contained in Appendix C1 to the Listing Rules. Save for the deviation disclosed below, in the opinion of the Directors, the Company has complied with all the code provisions as set out in the CG Code during the Reporting Period.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer, and Dr. Yang currently performs these two roles. The Board believes that such arrangement will not impair the balance of power and authority between the Board and the management of the Company, because (a) decisions to be made by the Board require approval by at least a majority of the Directors and that the Board comprises three independent non-executive Directors, which represents at least one third of the Board composition and satisfies the relevant requirement under the Listing Rules, and we believe that there is sufficient check and balance in the Board; (b) Dr. Yang and other Directors are aware of and undertake to fulfil their fiduciary duties as Directors, which require, among other things, that he acts for the benefit and in the best interests of the Company and will make decisions for the Group accordingly; (c) the balance of power and authority is ensured by the operations of the Board which comprises experienced and high caliber individuals who meet regularly to discuss issues affecting the operations of the Company; and (d) strategic decisions and other key business, financial, and operational policies of the Group are formalized collectively after thorough discussion at both Board and senior management levels.

The Board will continue to review the effectiveness of the corporate governance structure of the Group in order to assess whether separation of the roles of chairman of the Board and chief executive officer is necessary.

## THE BOARD

### RESPONSIBILITIES

The Board is responsible for the overall leadership of the Group, oversees the Group's strategic decisions and monitors business and performance. The Board has delegated the authority and responsibility for day-to-day management and operation of the Group to the senior management of the Group. To oversee particular aspects of the Company's affairs, the Board has established the Board Committees, namely the **Nomination Committee**, the **Remuneration Committee** and the **Audit Committee**. The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

All Directors shall ensure that they carry out duties in good faith, in compliance with applicable laws and regulations, and in the interests of the Company and its Shareholders at all times.

# Corporate Governance Report

**BOARD COMPOSITION**

As at the date of this annual report, the Board comprises nine Directors, including one executive Director, two non-executive Directors and six independent non-executive Directors as set out below:

***Executive director:***

Dr. Yang Dajun *(Chairman and chief executive officer)*

***Non-executive directors:***

Dr. Wang Shaomeng
Dr. Lu Simon Dazhong

***Independent non-executive directors:***

Mr. Ye Changqing
Mr. Ren Wei
Dr. David Sidransky
Ms. Marina S. Bozilenko
Dr. Debra Yu
Dr. Marc E. Lippman

All Directors have distinguished themselves in their field of expertise, and have exhibit high standards of personal and professional ethics and integrity. The biographies of the Directors are set out under the section headed "Directors and Senior Management" of this annual report.

During the year ended December 31, 2025, the Board at all times met the requirements of Rules 3.10(1) and 3.10(2) of the Listing Rules relating to the appointment of at least three independent non-executive directors with at least one independent non-executive director possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company also complied with Rules 3.10 and 3.10A of the Listing Rules relating to the appointment of independent non-executive director representing at least one-third of the Board.

Each of the independent non-executive Directors has confirmed his/her independence pursuant to Rule 3.13 of the Listing Rules and the Company considers each of them to be independent upon recommendation of the Nomination Committee of the Company, the Company considers all independent non-executive Directors to be independent in accordance with the independence requirements set out in the listing rules.

None of the Directors has any personal relationship (including financial, business, family or other material/relevant relationship) with any other Director.

As regards the CG Code provision requiring directors to disclose the number and nature of offices held in public companies or organizations and other significant commitments as well as their identity and the time involved to the issuer, the Directors have agreed to disclose their commitments to the Company in a timely manner.

# Corporate Governance Report

## INDUCTION AND CONTINUOUS PROFESSIONAL DEVELOPMENT

Each newly appointed Director is provided with necessary induction and information to ensure that he has a proper understanding of the Company's operations and businesses as well as his responsibilities under relevant status, laws, rules and regulations. Each newly appointed Director, namely Ms. Marina S. Bozilenko and Dr. Debra Yu, has obtained the legal advice referred to in Rule 3.09D of the Listing Rules that are applicable to her as director of the Company and the possible consequences of making a false declaration or giving false information to the Stock Exchange on November 21, 2024 and November 22, 2024, respectively, and they confirmed they understood their obligations as directors of the Company.

Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company's expenses.

The Company also arranges regular seminars to provide Directors with updates on latest development and changes in the Listing Rules and other relevant legal and regulatory requirements from time to time. The Directors are also provided with regular updates on the Company's performance, position and prospects to enable the Board as a whole and each Director to discharge their duties.

According to code provision C.1.4 of the CG Code, Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills to ensure that their contribution to the Board remains informed and relevant.

Below is the record of participation in continuous professional development programme by the Directors in year 2025 relevant to the directors' duties and responsibilities, regulatory updates and business, financial and operational matters of the Group.

|  | Attending seminars/ conferences/ Forums | Giving talks at seminars/ conferences/ forums | Reading materials |
|---|---|---|---|
| **Executive Director** |  |  |  |
| Dr. Yang Dajun | √ | √ | √ |
|  |  |  |  |
| **Non-executive Directors** |  |  |  |
| Dr. Wang Shaomeng | √ | √ | √ |
| Dr. Lu Simon Dazhong | √ | √ | √ |
|  |  |  |  |
| **Independent Non-executive Directors** |  |  |  |
| Mr. Ye Changqing | √ | √ | √ |
| Mr. Ren Wei | √ | √ | √ |
| Dr. David Sidransky | √ | √ | √ |
| Ms. Marina S. Bozilenko | √ |  |  |
| Dr. Debra Yu | √ |  |  |
| Dr. Marc E. Lippman | √ | √ | √ |

# Corporate Governance Report

## APPOINTMENT AND RE-ELECTION OF DIRECTORS

The executive Directors entered into a service contract with the Company for a term of three years commencing from the Listing Date which may be terminated by either party and is subject to termination provisions therein and retirement and re-election at the AGMs in accordance with the Articles of Association or any other applicable laws from time to time whereby he shall vacate his office.

Each of the non-executive Directors and independent non-executive Directors in office during the Reporting Period has entered into a letter of appointment with the Company for a term of three years commencing from the Listing Date (except for Dr. Sidransky, Ms. Bozilenko, Dr. Debra Yu and Dr. Marc E Lippman, whose terms of appointment are three years commencing on May 10, 2021, November 25, 2024, November 25, 2024 and January 2 2025, respectively, being the date on which his/her appointment by the Board to fill a casual vacancy or re-election subsequent to such appointment is approved by the Shareholders), unless terminated by either party before expiry of the existing term and is subject to retirement by rotation in accordance with the Articles of Association.

None of the Directors has a service agreement which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

In accordance with the provisions of the Articles of Association, every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall be eligible for re-election; any Director appointed by the Board to fill a casual vacancy shall hold office only until the first general meeting of Company after his/her appointment and be subject to re-election at such meeting; and any Director appointed by the Board as an addition to the existing Board shall hold office only until the next following AGM and shall then be eligible for re-election.

The procedures and process of appointment, re-appointment and planning for directors are set out in the Articles of Association. The Nomination Committee is responsible for reviewing the Board composition, monitoring the appointment, re-appointment and succession, in particular the Chairman and Chief Executive Officer of the Company.

## BOARD MEETINGS

The Company has adopted the practice of holding board meetings regularly, at least four times a year, and at approximately quarterly intervals. Notices of not less than 14 days will be given for all regular board meetings to provide all Directors with an opportunity to attend and include matters in the agenda for a regular meeting.

For other Board and Board Committee meetings, reasonable notice will generally be given. The agenda accompanying board papers are dispatched to the Directors or committee members at least three days before the meetings to ensure that they have sufficient time to review the papers and be adequately prepared for the meetings. When directors or committee members are unable to attend a meeting, they will be advised of the matters to be discussed and given an opportunity to make their views known to the chairman prior to the meeting. The chairman held meetings with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

Minutes of the board meetings and committee meetings will be recorded in sufficient detail the matters considered by the Board and the committees and the decisions reached, including any concerns raised by the Directors. Draft minutes of each board meeting and committee meeting are/will be sent to the Directors for comments within a reasonable time after the date on which the meeting is held.

# Corporate Governance Report

## MODEL CODE

We have also adopted our own code of conduct regarding securities transactions, namely The Policy on Management of Securities Transactions by Directors (the "**Securities Transactions Code**"), which applies to all Directors on terms not less exacting than the required standard indicated by the Model Code.

Upon specific enquiry, all Directors confirmed that they have complied with the Model Code and the Securities Transactions Code during the Reporting Period. In addition, the Company is not aware of any non-compliance of the Model Code and the Securities Transactions Code by the senior management of the Group during the year under review.

## DELEGATION BY THE BOARD

The Board reserves for its decision all major matters of the Company, including approval and monitoring of all policy matters, overall strategies and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant financial and operational matters. Director could have resource to seek independent professional advice in performing their duties at the Company's expense and are encouraged to access and to consult with the Company's senior management independently.

The daily management, administration and operation of the Group are delegated to the senior management. The delegated functions and responsibilities are periodically reviewed by the Board. Approval has to be obtained from the Board prior to any significant transactions entered into by the management.

All Directors are provided with monthly updates on the Company's performance, position and prospects to enable the Board as a whole and each Director to discharge their duties under Code Provision D.1.2 of the CG Code.

## CORPORATE GOVERNANCE FUNCTION

The Board delegated the Company's corporate governance functions to the Audit Committee to perform the following corporate governance duties:

(a)  to develop and review the Company's policies and practices on corporate governance and make recommendations to the Board;

(b)  to review and monitor the training and continuous professional development of Directors and senior management of the Company;

(c)  to review and monitor the Company's policies and practices on compliance with legal and regulatory requirements;

(d)  to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors of the Company; and

(e)  to review the Company's compliance with the CG Code and disclosure in the Corporate Governance Report of the Company.

## REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The Company has established a formal and transparent procedure for formulating policies on remuneration of Directors and senior management of the Group. Details of the remuneration of each of the Directors for the year ended December 31, 2025 are set out in Note 9 and Note 38(b) to the consolidated financial statements in this annual report.

The biographies of the senior management are disclosed in the section headed "Directors and Senior Management" in this annual report. Pursuant to code provision E.1.5 of the CG Code, remuneration paid to the top senior management (excluding the Directors) for the year ended December 31, 2025 fell within the following bands as follows:

| Remuneration Band | No. of Individual |
|---|---|
| USD5,000,000 to USD6,000,000 | 1 |
| USD4,000,000 to USD5,000,000 | — |
| USD3,000,000 to USD4,000,000 | — |
| USD2,000,000 to USD3,000,000 | — |
| USD1,000,000 to USD2,000,000 | 1 |
| USD0 to USD1,000,000 | 1 |
| | 3 |

## DIRECTORS' LIABILITY INSURANCE

The Company has arranged appropriate insurance cover in respect of legal action against its Directors under code provision C.1.7 of the CG Code.

## BOARD COMMITTEES

### NOMINATION COMMITTEE

The Nomination Committee was established on September 28, 2019 and written terms of reference of the Nomination Committee have been adopted by the Board and are posted on the websites of the Company and the Stock Exchange.

The Nomination Committee is comprised of four members, namely Marc E. Lippman, MD, Mr. Ren Wei, Dr. Debra Yu and Dr. David Sidransky. Dr. Sidransky is the chairman of the Nomination Committee.

The primary duties of the Nomination Committee include:

– reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a board skills matrix, and making recommendations on any proposed changes to the Board to complement the Company's corporate strategy;

– making recommendation to the Board on the appointment or re-appointment of Directors and succession plans for Directors, in particular the chairman and the chief executive officer;

– identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board on the selection of individuals nominated for directorships;

# Corporate Governance Report

–　assessing the independence of independent non-executive Directors;

–　regular evaluating the Board's performance;

–　reviewing annually the time required from the non-executive Directors; and

–　making recommendation to the Board concerning (a) formulating succession plans for executive Directors and non-executive Directors; (b) assessing the independence of the independent non-executive Directors; (c) memberships of the Company's audit and remuneration committees, in consultation with the chairman of those committees; (d) the re-appointment of any non-executive Director at the conclusion of their specified term of office having given due regard to their performance and ability to continue to contribute to the Board in light of the knowledge, skills and experience required; and (e) the continuation (or not) in service of any Director.

During the year ended December 31, 2025, the Nomination Committee held 2 meetings during which the Nomination Committee has performed the following major works:

–　assessed the independence of the independent non-executive Directors;

–　reviewed the time required from non-executive Directors and applied performance assessment to assess whether non-executive Directors were spending enough time in fulfilling their duties;

–　made recommendations to the Board on re-election of retiring Directors at the annual general meeting held on May 20, 2026;

–　reviewed the structure, size and diversity of the Board; and

–　reviewed the Board Diversity Policy.

## POLICY FOR THE NOMINATION OF DIRECTORS

The Company follows a formal, considered and transparent procedure for the appointment of new Directors for the Board to achieve a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's strategic focus and specific business needs. Recognising the vitality of diversity for the Board, the Company has adopted a board diversity policy.

The Nomination Committee reviews the structure, size and composition of the Board regularly and makes recommendation to the Board to complement the corporate strategy of the Company. The appointment of a new Director is a collective decision of the Board, taking into consideration the procedures for Shareholders to propose a person for election as a Director of the Company and the Board Diversity Policy. The Board believes that changes to the Board composition shall be managed without undue disruption, and shall continue to provide a balanced composition of the executive Directors, the non-executive Directors (including independent non-executive Directors) so that there is a strong independent element in the Board, which can effectively exercise independent judgement.

## BOARD DIVERSITY POLICY

In order to enhance the effectiveness of the Board and to maintain the high standard of corporate governance, the Company has adopted a Board Diversity Policy which sets out the objective and approach to achieve and maintain diversity of the Board. Pursuant to the board diversity policy, the Company seeks to achieve board diversity through the consideration of a number of factors when selecting the candidates to the Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural education background and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to the Board.

As at the date of this report, the Board consisted of both male and female Directors, the Board is of the opinion that board diversity (including gender diversity) has been achieved. The Board will continue to maintain board diversity and ensure the effectiveness of the Board Diversity Policy.

The Nomination Committee is delegated by the Board to be responsible for compliance with relevant codes governing board diversity under the CG Code and has reviewed the Board Diversity Policy from time to time to ensure its continued effectiveness.

## REMUNERATION COMMITTEE

The Remuneration Committee was established on September 28, 2019 and the revised written terms of reference of the Remuneration Committee have been adopted by the Board and are posted on the websites of the Company and the Stock Exchange.

The Remuneration Committee is comprised of three members, namely Mr. Ren Wei, Dr. Debra Yu and Mr. Ye Changqing. Mr. Ren Wei is the chairman of the Remuneration Committee.

The primary duties of the Remuneration Committee include:

– making recommendations to the Board on all the Company's remuneration policy and structure for the Directors and senior management and on the establishment of formal and transparent procedures for developing remuneration policy;

– being responsible for either (i) determining, with delegated responsibility by the Board, the remuneration packages of the individual executive Directors and Senior Management; or (ii) making recommendations to the Board on the remuneration packages of individual executive Directors and Senior Management (this should include benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of office or appointment);

– making recommendations to the Board on the remuneration of non-executive Directors;

– considering salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Company;

# Corporate Governance Report

– reviewing and approving the remuneration packages of all Directors and senior management with reference to corporate goals and objectives resolved by the Board from time to time;

– reviewing and approving compensation payable to the executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and reasonable and not excessive;

– reviewing and approving compensation arrangements relating to dismissal or removal of the Directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate;

– ensuring that no Director or any of his/her associates is involved in deciding his/her own remuneration;

– advising the Shareholders on how to vote with respect to any service contracts of the Directors that require the Shareholders' approval under the Listing Rules;

– reviewing the Company's policy on expense reimbursements for the Directors and senior management; and

– to review and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules.

During the year ended December 31, 2025, the Remuneration Committee held 2 meetings during which the Remuneration Committee has performed the following major works:

– evaluated and reviewed the performance of executive Director and senior management for the year ended December 31, 2023 and made recommendations to the Board on (i) the discretionary bonuses for the year ended December 31, 2024, and (ii) respective remuneration packages for the year ended December 31, 2025;

– made recommendations to the Board on the remuneration packages of non-executive Directors (including independent non-executive Directors) for the year ended December 31, 2025;

– reviewed the Company's remuneration policy and structure (including reviewing and/or approving matters relating to share incentive and scheme); and

– reviewed the terms of reference for Remuneration Committee under the Board of the Company.

## AUDIT COMMITTEE

The Audit Committee was established on September 28, 2019 and the revised terms of reference of the Audit Committee have been adopted by the Board and are posted on the websites of the Company and the Stock Exchange.

The Audit Committee is comprised of three members, namely Mr. Ye Changqing, Dr. Lu Simon Dazhong and Ms. Marina Bozilenko with Mr. Ye Changqing possessing the appropriate accounting and financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Ye Changqing is the chairman of the Audit Committee. None of the members of the Audit Committee is a former partner of the Company's external auditor.

The primary duties of the Audit Committee include:

– making recommendations to the Board on the appointment, re-appointment and removal of the external auditor;

– reviewing and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards;

– developing and implementing policies on engaging an external auditor to supply non-audit services;

– discussing with the external auditor the nature and scope of the audit and relevant reporting obligation;

– monitoring integrity of the Company's financial statements, annual reports and accounts, half-year reports and reviewing significant financial reporting judgements contained therein;

– reviewing the Company's financial controls, risk management and internal control systems;

– ensuring co-ordination between the internal and external auditors; and to ensure that the Board will provide a timely response to the issues raised in the external auditor's management letters;

– reviewing the Company's financial and accounting policies and practices;

– reviewing arrangements that employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters and to ensure that proper arrangements are in place for fair and independent investigations of these matters and for appropriate follow-up action;

– reporting to the Board on the matters in the CG Code as set out in Appendix C1 to the Listing Rules;

– preforming the corporate governance functions delegated by the Board; and

– monitoring the Company's environmental, social and governance issues.

During the year ended December 31, 2025, the Audit Committee held 4 meetings during which the Audit Committee has performed the following major works:

– acknowledged the letter from Ernst & Young regarding its independence;

– reviewed and approved the consolidated results of the Group for the year ended December 31, 2025;

– noted Ernst & Young's report to the Audit Committee, including the draft management letter of the Directors;

– reviewed and approved the draft audited consolidated financial statements of the Group and reports of the Directors and Independent Auditors of the Company for the year ended December 31, 2025, and recommended to the Board for approval;

– reviewed the draft audited annual results announcement of the Group for the year ended December 31, 2025, and recommended to the Board for approval;

– reviewed and approved the fees charged by Ernst & Young for the non-audit services provided to the Group during the year ended December 31, 2025;

– considered the re-appointment of Ernst & Young as Independent Auditor of the Company for the financial statements of the Group for the year ended December 31, 2025, and recommended to the Board for shareholders' approval;

– reviewed the Company's financial and accounting policies and practices;

– reviewed the Company's policies and practices related to corporate governance and make recommendations to the Board;

# Corporate Governance Report

– reviewed the training and continuous professional development of Directors and senior management;

– reviewed the Company's policies and practices regarding compliance with legal and regulatory requirements;

– reviewed the effectiveness of the risk management and internal control systems and internal audit function;

– reviewed the Company's compliance with the CG Code and disclosure in the Corporate Governance Report; and

– reviewed the unaudited interim results of the Group for the six months ended June 30, 2025 and its interim report, and recommended to the Board for approval.

Each of the Substantial Shareholders of the Company has provided with the Company a confirmation on compliance pursuant to their undertakings under the Deed of Non-Competition. The Audit Committee has reviewed the confirmations and noted that during the year ended December 31, 2025, each of the Substantial Shareholders of the Company has complied with the Deed of Non-Competition. The Audit Committee was not aware of any significant issues that would have an adverse impact on the effectiveness of the corporate governance measures.

## ATTENDANCE RECORDS OF BOARD MEETINGS, BOARD COMMITTEE MEETING AND GENERAL MEETINGS

The attendance records of each Director and each member of the Board Committees of the Company at the relevant meetings held for the year ended December 31, 2025 are as follows:

| | Actual Attendance/Number of Meetings a Director is entitled to attend | | | | |
| --- | --- | --- | --- | --- | --- |
| | Board | Nomination Committee | Remuneration Committee | Audit Committee | General Meeting |
| No. of meetings held during the year | 4 | 2 | 2 | 4 | 1 |
| **Executive Directors** | | | | | |
| Dr. Yang Dajun (Chairman and Chief Executive Officer) | 4 | – | – | – | 1 |
| **Non-executive Directors** | | | | | |
| Dr. Wang Shaomeng | 4 | – | – | – | 1 |
| Dr. Lu Simon Dazhong | 4 | – | – | – | – |
| **Independent Non-executive Directors** | | | | | |
| Mr. Ye Changqing | 4 | – | 2 | 4 | 1 |
| Mr. Ren Wei | 4 | 2 | 2 | 4 | 1 |
| Dr. David Sidransky | 4 | 2 | – | – | 1 |
| Ms. Marina S. Bozilenko | 4 | – | – | 4 | – |
| Dr. Debra Yu | 4 | – | 2 | – | – |
| Dr. Marc E. Lippman | 4 | 2 | – | – | – |

# Corporate Governance Report

## DIRECTORS' RESPONSIBILITIES FOR FINANCIAL REPORTING IN RESPECT OF FINANCIAL STATEMENTS

The Directors acknowledge their responsibilities for preparing the financial statements for the year ended December 31, 2025 and ensuring that the preparation of the accounts is in accordance with statutory requirements and applicable accounting standards.

The Directors were not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Group's ability to continue as a going concern.

The statement by the Independent Auditor of the Company regarding their reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor's Report on pages 104 and 105 of this annual report.

The basis on which the Company generates or preserves value over the longer term and the strategy for delivering its objectives are explained in the sections headed "Chairman's Statement" and "Management Discussion and Analysis" of this annual report.

## RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for the Company's risk management and internal control systems, for reviewing its effectiveness and to resolve material internal control defects (if any) on an ongoing basis. During the year ended December 31, 2025, the Group's internal audit team and senior management conducted reviews of the effectiveness of the risk management and internal control systems of the Group, successively on Expense Reimbursements, Procurement and Contract Management processes. The Audit Committee reviewed the findings and recommendations of the internal audit team and the senior management in their meetings and reported to the Board on such review.

There is an ongoing process to identify, evaluate and manage significant risks faced by the Group. The Group's internal audit team and senior management make a yearly plan to cover multiple functions and processes, and at each quarter end, after the Audit Committee reviews the report and gives their opinion, the Group's internal audit team and senior management will follow the progress of improvements made by the responsible party.

The risk management and internal control systems are designed to manage, rather than eliminate business risk; to help safeguard the Group's assets against fraud and other irregularities; and to give reasonable, but not absolute, assurance against material financial misstatement or loss. In addition, it should provide a basis for the maintenance of proper and fair accounting records and assist in the compliance with relevant rules and regulations.

During the year ended December 31, 2025, the Board, through the Audit Committee, reviewed the overall effectiveness of the Group's risk management and internal control systems, covering financial, operational and compliance controls and risk management functions, which included the adequacy of resources, qualifications and experience of staff of the accounting and financial reporting function, and their training programs and budget.

The Board believes that there are no material internal control deficiencies that may affect the Shareholders and an effective and adequate risk management and internal control system is in place to safeguard the assets of the Group. The Audit Committee and senior management together monitor the implementation of risk management policies on an ongoing basis to ensure the policies and implementation are effective and sufficient.

# Corporate Governance Report

## DISSEMINATION OF INSIDE INFORMATION

With respect to the procedures and internal controls for the handling and dissemination of inside information, the Group has internal policy and procedures which strictly prohibit unauthorized use of inside information and has communicated to all staff; the Board is aware of its obligations to announce any inside information in accordance with the Listing Rules and conducts the affairs with reference to the "Guidelines on Disclosure of Inside Information" issued by the Securities and Futures Commission in June 2012. In addition, only Directors and delegated officers can act as the Group's spokesperson and respond to external enquiries about the Group's affairs.

## AUDITOR'S REMUNERATION

For the year ended December 31, 2025, the total remuneration paid or payable to the Company's auditors, Ernst & Young, for annual audit and non-audit services totally RMB6,008 million.

An analysis of the remuneration paid or payable to Ernst & Young is set out below:

| Description of services performed | Amount |
|---|---|
| | (RMB'000) |
| Audit and audit related services | 5,100 |
| Non-Audit services | 908 |
| Total | 6,008 |

The Board and the Audit Committee have agreed on the re-appointment of Ernst & Young as the Independent Auditor of the Group for the year 2026 and the proposal will be submitted for approval at the 2026 AGM which is expected to be held on May 20, 2026.

## COMPANY SECRETARY

The Company engages an external service provider to provide company secretarial services with effect from 1 April 2026, Ms. Chan Charmayne has resigned as the Company Secretary and Ms. Leung Hoi Yan in place of Ms. Chan. The primary contact person in the Company for Ms. Leung in relation to corporate secretarial matters is Ms. Stella Yang, the investor relations manager of the Company. For the year ended 31 December 2025, Ms. Chan had complied with Rule 3.29 of the Listing Rules by taking no less than 15 hours of relevant professional training. Since Ms. Leung is an external service provider, Dr. Yang Dajun, the Chairman and Chief Executive Officer, would be the person at the Company whom Ms. Leung can contact according to code provision C.6.1 of the code.

## COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Directors are aware of the importance of maintaining good relations and communications with the Shareholders and in appropriate circumstances, the investment community at large. The Board established a Shareholders Communication Policy setting out the principles of the Company in relation to the communication between the Shareholders, the investment community and the Company, with the objective of ensuring that its communication with the Shareholders and the investment community are provided with ready, equal and timely access to material information of the Company in order to maintain an on-going dialogue with the Shareholders and to enable the Shareholders to exercise their rights in an informed manner.

To ensure the Shareholders are kept well informed of the Group's key business imperatives, ranges of communication tools, such as AGMs, annual reports, various notices, announcements and circulars, are utilised by the Company for communication of information with the Shareholders.

# Corporate Governance Report

The Company has maintained a website at www.ascentagepharma.com which serves as a forum for corporate communications with the Shareholders and the general public. All corporate communications required under the Listing Rules are displayed and archived since the Listing Date on the Company's website and there are established procedures to ensure timely update in compliance with the Listing Rules.

At the AGM, separate resolutions will be proposed by the Chairman in respect of each item on the agenda, including the re-election of the Directors. The chairman, the chairman of each of the Nomination Committee, the Remuneration Committee and the Audit Committee and members of senior management, together with representative(s) from the Independent Auditor, will attend the AGM to answer questions from the Shareholders.

The notice of the AGM will be distributed to all shareholders at least 21 days prior to the AGM and the accompanying circular also sets out details of each proposed resolution and other relevant information as required under the Listing Rules.

Overall, the Company considers the Shareholders communication policy of the Group to be effective and adequate. The Company will continue to review the implementation and effectiveness of the policy by Shareholders' feedback from the previous mentioned channel.

## SHAREHOLDERS' RIGHTS

### CONVENING AN EXTRAORDINARY GENERAL MEETING BY SHAREHOLDERS AND PUTTING FORWARD PROPOSALS

Under the Articles of Association, an extraordinary general meeting ("**EGM**") may be convened by the Board upon requisition by any one or more Shareholders holding not less than one-tenth of the paid up capital of the Company having the right of voting at general meetings. The Shareholder(s) shall make a written requisition to the Board or the Company Secretary at the Company's principal place of business in Hong Kong, specifying the shareholding information of the shareholder(s), his/her/its contact details and the proposal regarding any specifying transaction/business and its supporting documents.

If within 21 days of deposit of such written requisition, the Board fails to proceed to convene such EGM, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist by the Company.

### MAKING ENQUIRIES TO THE BOARD

The Shareholders shall direct their questions about their shareholdings to the Company's Hong Kong Branch Share Registrar, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

In addition, the Shareholders and the investors may at any time contact either the Company's Investor Relations Department or the Company Secretary to enquire about the information published by the Company.

# Corporate Governance Report

## POLICY ON PAYMENT OF DIVIDENDS

We are a holding company incorporated in the Cayman Islands. We have never declared or paid any dividends on our ordinary shares or preferred shares. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries' ability to pay dividends and other distributions to us.

We currently intend to retain all available funds and any future earnings, if any, to fund the research and development of our product candidates and we do not anticipate paying any cash dividends in the foreseeable future.

## CONSTITUTIONAL DOCUMENTS

During the year ended December 31, 2025, no amendments were made to the constitutional documents of the Company. The Articles of Association are available on the websites of the Company (www.ascentagepharma.com) and the Stock Exchange (www.hkexnews.hk).

### Publication of Environmental, Social and Governance Report

Disclosures relating to the material environmental, social and governance issues identified for the Reporting Period are included in the Company's environmental, social and governance report pursuant to the requirements of Appendix C2 to the Listing Rules. The Company's environmental, social and governance report is available on the Company's website under the "Investor Relations" section or the Stock Exchange's website.

## SHARE SCHEMES

The Remuneration Committee has reviewed the share schemes of the Company and the new grants during the Reporting Period, including the 2021 Further Grant under 2021 RSU Scheme, 2022 Further Grant under 2022 RSU Scheme and the Further Option Grant under Post-IPO Share Option Scheme. The Remuneration Committee has reviewed the effectiveness and appropriateness of using share schemes to incentivize the existing and incoming Directors, senior management and employees for their contribution to the Group, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company.

The Remuneration Committee considers that the purpose of the (i) 2021 Further Grant to the 2021 Selected Persons, (ii) 2022 Further Grant to the 2022 Selected Persons; and (iii) Further Option Grant to Option Grantees is to incentivize them for their contribution to the Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing him/her with the opportunity to own equity interests in the Company. The Company believes that the 2021 Further Grant, 2022 Further Grant and Further Option Grant (i) rewards the great contribution made by the 2021 Selected Persons, 2022 Selected Persons and Option Grantees to the development and growth of the Group; and (ii) incentivizes the 2021 Selected Persons, 2022 Selected Persons and Option Grantees to further provide essential input in the Group's strategic development in the long run.

# Corporate Governance Report

The Remuneration Committee is of the view that a vesting period of less than 12 months for part of the (i) 2021 Awards granted to certain 2021 Selected Persons under 2021 Further Grant, (ii) 2022 Awards granted to certain 2022 Selected Persons under the 2022 Further Grant and (iii) Further Option Grant to certain Option Grantees are appropriate and aligns with the purposes of the 2021 RSU Scheme, 2022 RSU Scheme and Further Option Grant as (i) it rewards the great contribution made by the 2021 Selected Persons, 2022 Selected Persons and Option Grantees to the development and growth of the Group; (ii) it incentivizes the 2021 Selected Persons, 2022 Selected Persons and Option Grantees to further provide essential input in the Group's strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

During the review process, the Remuneration Committee has taken into factors, such as the financial, business and operation performance of the Company, the scheme rules of the share schemes, the number of shares or options granted and to be granted to share scheme participants, the need and the industry practice to use share schemes to motivate the Company's employees etc.

Based on the above review, the Remuneration Committee is of the view that the share schemes and the new grants during the Reporting Period are in the interests of the Company and its shareholders and therefore has given approval on relevant matters relating to share schemes during the Reporting Period.

# Independent Auditor's Report



Ernst & Young
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong

安永會計師事務所
香港鰂魚涌英皇道 979 號
太古坊一座 27 樓

Tel 電話: +852 2846 9888
Fax 傳真: +852 2868 4432
ey.com

**Independent auditor's report**
**To the shareholders of Ascentage Pharma Group International**
*(Incorporated in the Cayman Islands with limited liability)*

## OPINION

We have audited the consolidated financial statements of Ascentage Pharma Group International (the "**Company**") and its subsidiaries (the "**Group**") set out on pages 106 to 188, which comprise the consolidated statement of financial position as at 31 December 2025, and the consolidated statement of profit or loss, the consolidated statement of comprehensive loss, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (the "**IASB**") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

## BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("**HKSAs**") as issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Group in accordance with the HKICPA's *Code of Ethics for Professional Accountants* (the "**Code**"), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

## KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

## KEY AUDIT MATTERS *(Continued)*

| Key audit matter | How our audit addressed the key audit matter |
|---|---|
| *Risk of misstatement of research and development expenses* | |
| For the year ended 31 December 2025, the Group incurred research and development ("**R&D**") expenses amounting to RMB1,137,448,000. Clinical trial expenses and service fees paid to contract research organizations ("**CROs**") are the main components of R&D expenses. | We obtained an understanding of the internal controls over the R&D expenses recognition process, performed walkthroughs and test of controls, and assessed the effectiveness of the design and implementation of the relevant internal controls. |
| The R&D activities with these CROs are documented in the detailed agreements and are typically billed based on the achievement of milestones. Given the materiality of this expenditure and the volume of transactions, with third-party service providers, allocation of these R&D expenses to the appropriate financial reporting periods was an area of significant focus in our audit. | We performed analytical procedures on the R&D expenses and discussed significant fluctuations with the management.

We, on a sampling basis, reviewed the terms in R&D related agreements and verified the corresponding expenses by agreeing the achievement of specific milestones as stipulated in the agreements with reference to confirmation by the relevant CROs. |
| The disclosures about accounting policies of R&D expense recognition are included in note 2.4 "Material accounting policies" to the consolidated financial statements. | We, on a sampling basis, reviewed R&D expenses payments and other supporting documents in both current and subsequent periods to determine whether those expenses were recorded in the appropriate financial reporting periods.

We also focused on the adequacy of the disclosures of the R&D expenses in the consolidated financial statements. |

# Independent Auditor's Report

## OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

## RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

## AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

## AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Lau Kwok Wa Lawrence. (practising certificate number: P04882).

**Ernst & Young**
*Certified Public Accountants*
Hong Kong
28 April 2026

# Consolidated Statement of Profit or Loss

Year ended 31 December 2025

|  | Notes | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|---|
| REVENUE | 5 | 574,120 | 980,650 |
| Cost of sales |  | (48,938) | (29,085) |
|  |  |  |  |
| Gross profit |  | 525,182 | 951,565 |
|  |  |  |  |
| Other income and gains | 5 | 103,495 | 57,359 |
| Selling and distribution expenses |  | (353,640) | (195,998) |
| Administrative expenses |  | (246,281) | (187,125) |
| Research and development expenses |  | (1,137,448) | (947,245) |
| Other expenses | 7 | (73,599) | (9,075) |
| Finance costs | 8 | (54,070) | (64,455) |
| Share of profit/(loss) of a joint venture | 18 | 314 | (281) |
|  |  |  |  |
| LOSS BEFORE TAX | 6 | (1,236,047) | (395,255) |
|  |  |  |  |
| Income tax expense | 11 | (6,940) | (10,425) |
|  |  |  |  |
| LOSS FOR THE YEAR |  | (1,242,987) | (405,680) |
|  |  |  |  |
| Attributable to: |  |  |  |
| Owners of the parent |  | (1,242,769) | (405,433) |
| Non-controlling interests |  | (218) | (247) |
|  |  |  |  |
| LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT |  |  |  |
|  |  |  |  |
| Basic and diluted |  |  |  |
| – For loss for the year (RMB) | 13 | (3.49) | (1.34) |

# Consolidated Statement of Comprehensive Loss

Year ended 31 December 2025

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| LOSS FOR THE YEAR | (1,242,987) | (405,680) |
| | | |
| OTHER COMPREHENSIVE (LOSS)/INCOME | | |
| | | |
| Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods: | | |
| | | |
| Exchange differences on translation of foreign operations | (41,574) | 2,829 |
| | | |
| Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods: | | |
| | | |
| Exchange differences on translation of the Company | (11,441) | 4,120 |
| | | |
| OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR, NET OF TAX | (53,015) | 6,949 |
| | | |
| TOTAL COMPREHENSIVE LOSS FOR THE YEAR | (1,296,002) | (398,731) |
| | | |
| Attributable to: | | |
| Owners of the parent | (1,295,784) | (398,484) |
| Non-controlling interests | (218) | (247) |

# Consolidated Statement of Financial Position

31 December 2025

| | Notes | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|---|
| **NON-CURRENT ASSETS** | | | |
| Property, plant and equipment | 14 | 781,235 | 849,450 |
| Right-of-use assets | 15(a) | 47,827 | 56,109 |
| Goodwill | 16 | 24,694 | 24,694 |
| Other intangible assets | 17 | 65,936 | 75,998 |
| Investment in a joint venture | 18 | 33,030 | 32,717 |
| Financial assets at fair value through profit or loss ("**FVTPL**") | 19 | 4,000 | 1,141 |
| Deferred tax assets | 20 | 31,957 | 44,236 |
| Other non-current assets | 21 | 30,725 | 59,303 |
| | | | |
| Total non-current assets | | 1,019,404 | 1,143,648 |
| | | | |
| **CURRENT ASSETS** | | | |
| Inventories | 22 | 28,618 | 6,597 |
| Trade receivables | 23 | 252,938 | 83,143 |
| Prepayments, other receivables and other assets | 24 | 192,532 | 123,211 |
| Cash and bank balances | 25 | 2,470,085 | 1,261,211 |
| | | | |
| Total current assets | | 2,944,173 | 1,474,162 |
| | | | |
| **CURRENT LIABILITIES** | | | |
| Trade payables | 26 | 106,740 | 91,966 |
| Other payables and accruals | 27 | 276,666 | 258,098 |
| Contract liabilities | 28 | 37,485 | 37,485 |
| Interest-bearing bank and other borrowings | 29 | 1,222,481 | 779,062 |
| | | | |
| Total current liabilities | | 1,643,372 | 1,166,611 |
| | | | |
| NET CURRENT ASSETS | | 1,300,801 | 307,551 |
| | | | |
| TOTAL ASSETS LESS CURRENT LIABILITIES | | 2,320,205 | 1,451,199 |

# Consolidated Statement of Financial Position *(Continued)*

31 December 2025

| | Notes | 2025<br>*RMB'000* | 2024<br>*RMB'000* |
|---|---|---|---|
| NON-CURRENT LIABILITIES | | | |
| Contract liabilities | 28 | **210,224** | 248,460 |
| Interest-bearing bank and other borrowings | 29 | **757,238** | 889,435 |
| Deferred tax liabilities | 20 | **–** | 5,368 |
| Deferred income | 30 | **6,500** | 27,500 |
| Other non-current liabilities | | **12,031** | 6,274 |
| Total non-current liabilities | | **985,993** | 1,177,037 |
| Net assets | | **1,334,212** | 274,162 |
| EQUITY | | | |
| Equity attributable to owners of the parent Share capital | 31 | **256** | 214 |
| Treasury shares | 31 | **(2,961)** | (8) |
| Reserves | 32 | **1,327,167** | 263,988 |
| | | **1,324,462** | 264,194 |
| Non-controlling interests | | **9,750** | 9,968 |
| Total equity | | **1,334,212** | 274,162 |

**Dr. Yang Dajun**
*Director*

**Dr. Wang Shaomeng**
*Director*

# Consolidated Statement of Changes in Equity

Year ended 31 December 2025

| | Attributable to owners of the parent | | | | | | | Non-controlling interests RMB'000 | Total equity RMB'000 |
| | Share capital RMB'000 | Treasury shares RMB'000 | Share premium RMB'000 | Capital and reserves RMB'000 | Exchange fluctuation reserve RMB'000 | Accumulated losses RMB'000 | Total RMB'000 | | |
|---|---|---|---|---|---|---|---|---|---|
| At 1 January 2025 | 214 | (8) | 6,545,129 | (384,515) | (126,071) | (5,770,555) | 264,194 | 9,968 | 274,162 |
| Loss for the year | – | – | – | – | – | (1,242,769) | (1,242,769) | (218) | (1,242,987) |
| Other comprehensive income for the year: | | | | | | | | | |
| Exchange differences on translation of operations | – | – | – | – | (53,015) | – | (53,015) | – | (53,015) |
| Total comprehensive loss for the year | – | – | – | – | (53,015) | (1,242,769) | (1,295,784) | (218) | (1,296,002) |
| Issue of ordinary shares | 40 | – | 2,279,855 | – | – | – | 2,279,895 | – | 2,279,895 |
| Repurchase of ordinary shares | – | (3,590) | – | – | – | – | (3,590) | – | (3,590) |
| Equity-settled share-based Payments | | | | | | | | | |
| – Post-IPO share option expenses | – | – | – | 2,420 | – | – | 2,420 | – | 2,420 |
| – Restricted share unit ("RSU") expenses | – | – | – | 18,454 | – | – | 18,454 | – | 18,454 |
| – Exercise of pre-IPO share options | – | – | 7,627 | (7,623) | – | – | 4 | – | 4 |
| – Vesting of RSUs | 1 | 637 | 25,374 | (26,012) | – | – | – | – | – |
| Equity-settled bonus | 1 | – | 58,868 | – | – | – | 58,869 | – | 58,869 |
| At 31 December 2025 | 256 | (2,961) | 8,916,853* | (397,276)* | (179,086)* | (7,013,324)* | 1,324,462 | 9,750 | 1,334,212 |

continued/...

# Consolidated Statement of Changes in Equity *(Continued)*

| | Share capital RMB'000 | Treasury shares RMB'000 | Share premium RMB'000 | Capital and reserves RMB'000 | Exchange fluctuation reserve RMB'000 | Accumulated losses RMB'000 | Total RMB'000 | Non-controlling interests RMB'000 | Total equity RMB'000 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Attributable to owners of the parent | | | | | |
| At 1 January 2024 | 197 | (21,351) | 5,951,154 | (371,441) | (133,020) | (5,365,122) | 60,417 | 10,215 | 70,632 |
| Loss for the year | – | – | – | – | – | (405,433) | (405,433) | (247) | (405,680) |
| Other comprehensive income for the year: | | | | | | | | | |
| Exchange differences on translation of operations | – | – | – | – | 6,949 | – | 6,949 | – | 6,949 |
| Total comprehensive loss for the year | – | – | – | – | 6,949 | (405,433) | (398,484) | (247) | (398,731) |
| Issue of ordinary shares | 17 | – | 533,923 | – | – | – | 533,940 | – | 533,940 |
| Repurchase of ordinary shares | – | (1,959) | – | – | – | – | (1,959) | – | (1,959) |
| Equity-settled share-based payments | | | | | | | | | |
| – RSU expenses | – | – | – | 20,924 | – | – | 20,924 | – | 20,924 |
| – Exercise of pre-IPO share options | – | – | 11,379 | (11,373) | – | – | 6 | – | 6 |
| – Vesting of RSUs | – | 14,671 | 7,954 | (22,625) | – | – | – | – | – |
| Equity-settled bonus | – | 8,631 | 40,719 | – | – | – | 49,350 | – | 49,350 |
| At 31 December 2024 | 214 | (8) | 6,545,129* | (384,515)* | (126,071)* | (5,770,555)* | 264,194 | 9,968 | 274,162 |

\*   These reserve accounts comprise the consolidated reserves of RMB1,327,167,000 (2024: RMB263,988,000) in the consolidated statement of financial position.

# Consolidated Statement of Cash Flows

Year ended 31 December 2025

| | Notes | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| | | | |
| Loss before tax | | (1,236,047) | (395,255) |
| Adjustments for: | | | |
| Depreciation of property, plant and equipment | 6 | 65,761 | 71,184 |
| Depreciation of right-of-use assets | 6 | 10,657 | 11,134 |
| Amortization of intangible assets | 6 | 10,062 | 10,851 |
| Equity-settled share-based payments | 6 | 20,874 | 20,924 |
| Loss on disposal of items of property, plant and equipment | 6 | 18 | 50 |
| Gain on disposal of items of lease | 6 | (685) | (85) |
| Fair value loss on financial assets measured at FVTPL | 6 | 1,134 | 832 |
| Fair value loss on financial liabilities measured at FVTPL | 6 | 29,533 | – |
| Finance costs | 8 | 54,070 | 64,455 |
| Share of (profit)/loss of a joint venture | 18 | (314) | 281 |
| Write down of inventories to net realizable value | 6 | 4,180 | – |
| Foreign exchange loss/(gain) | 6 | 10,161 | (6,694) |
| | | | |
| | | (1,030,596) | (222,323) |
| | | | |
| Decrease/(Increase) in restricted bank balances | | 18,948 | (96) |
| (Increase)/Decrease in inventories | | (26,201) | 9,570 |
| (Increase)/Decrease in trade receivables | | (169,795) | 62,750 |
| Increase in prepayments, other receivables and other assets | | (86,337) | (14,421) |
| Decrease/(Increase) in other non-current assets | | 27,784 | (48,950) |
| Increase in trade payables | | 14,774 | 19,521 |
| Increase in other payables and accruals | | 113,809 | 78,506 |
| Decrease in contract liabilities | | (37,485) | (3,654) |
| Increase in deferred income | | 1,000 | 7,740 |
| Income tax paid | | (29) | – |
| | | | |
| Net cash flows used in operating activities | | (1,174,128) | (111,357) |

continued/···

# Consolidated Statement of Cash Flows *(Continued)*

| | Notes | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|---|
| Net cash flows used in operating activities | | (1,174,128) | (111,357) |
| | | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| | | | |
| Purchases of items of property, plant and equipment | | (27,571) | (24,289) |
| Payment of contingent consideration for acquisition of a subsidiary | | (43,342) | (9,516) |
| Placement in time deposits with original maturity of more than three months | | (925,139) | (312,230) |
| Investment in a joint venture | | – | (16,000) |
| Investment in financial assets measured at FVTPL | | (4,000) | – |
| | | | |
| Net cash flows used in investing activities | | (1,000,052) | (362,035) |
| | | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| | | | |
| Proceeds from issue of shares | | 2,304,905 | 533,940 |
| Payments for repurchase of shares | | (9,036) | – |
| Proceeds from exercise of share options | | 4 | 6 |
| Interest paid | | (51,308) | (60,556) |
| New bank loans | | 1,240,970 | 535,923 |
| Repayment of bank loans | | (923,990) | (672,850) |
| Principal portion of lease payments | | (9,717) | (8,413) |
| Listing expense paid | | (11,728) | (13,283) |
| | | | |
| Net cash flows generated from financing activities | | 2,540,100 | 314,767 |
| | | | |
| NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS | | 365,920 | (158,625) |
| | | | |
| Cash and cash equivalents at beginning of year | | 893,100 | 1,038,048 |
| Effect of foreign exchange rate changes, net | | (63,236) | 13,677 |
| | | | |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | | 1,195,784 | 893,100 |
| | | | |
| ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS | | | |
| | | | |
| Cash and cash equivalents at end of year | 25 | 1,195,784 | 893,100 |
| Restricted bank balances | 25 | 5,685 | 24,633 |
| Time deposits with original maturity of more than three months | 25 | 1,268,616 | 343,478 |
| | | | |
| Cash and bank balances at end of year | | 2,470,085 | 1,261,211 |

# Notes to the Consolidated Financial Statements

## 1. CORPORATE AND GROUP INFORMATION

The Company is a limited liability company incorporated in the Cayman Islands on 17 November 2017. The registered office of the Company is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The Company is an investment holding company. The Company became the holding company of the subsidiaries upon completion of the reorganization in July 2018. The Company is a global biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies.

The shares of the Company have been listed on the Main Board of the Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") since 28 October 2019. In January 2025, the Company completed an initial public offering ("**IPO**") with the NASDAQ.

### Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

| Company name | Place and date of incorporation/ registration and place of business | Nominal value of issued/registered share capital | Percentage of equity interests attributable to the Company | | Principal business |
|---|---|---|---|---|---|
| | | | Direct | Indirect | |
| Suzhou Ascentage Pharma Co., Ltd.*@ (蘇州亞盛藥業有限公司) ("**Suzhou Yasheng**") | PRC/Chinese mainland 1 June 2016 | Renminbi ("**RMB**") 2,000,000,000 | – | 100% | Medical research and development |
| Guangzhou Healthquest Pharma Co., Ltd.*@ (廣州順健生物醫藥科技有限公司) ("**Healthquest Pharma**") | PRC/Chinese mainland 3 July 2012 | RMB150,000,000 | – | 100% | Clinical development and sale of products |
| Ascentage Pharma Group Inc. | United States of America ("**United States**") 4 November 2015 | US$15 | – | 100% | Clinical trials |
| Suzhou Shenghe Innovation Works Biotech Co., Ltd.*@ (蘇州盛合創新工場生物技術有限公司) | PRC/Chinese mainland 21 September 2022 | RMB500,000 | – | 100% | Rental of building to group companies |

\*      The English names of the companies registered in the PRC represent the best efforts made by the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

@      These entities are limited liability companies established in the PRC.

# Notes to the Consolidated Financial Statements *(Continued)*

31 December 2025

## 2. ACCOUNTING POLICIES

### 2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with IFRS Accounting Standards (which include all International Financial Reporting Standards, International Accounting Standards ("**IASs**") and interpretations) as issued by the International Accounting Standards Board (the "**IASB**") and the disclosure requirements of the Hong Kong Companies Ordinance.

These have been prepared under the historical cost convention, except for financial assets at FVTPL which have been measured at fair value. These financial statements are presented in RMB and all values are rounded to the nearest thousand except when otherwise indicated.

#### *Basis of consolidation*

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the "**Group**") for the year ended 31 December 2025. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

Generally, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)    the contractual arrangement with the other vote holders of the investee;

(b)    rights arising from other contractual arrangements; and

(c)    the Group's voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, any non-controlling interest and the exchange fluctuation reserve; and recognizes the fair value of any investment retained and any resulting surplus or deficit in profit or loss. The Group's share of components previously recognized in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

ANNUAL REPORT 2025    115

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted amendments to IAS 21 *Lack of Exchangeability* for the first time for the current year's financial statements. The Group has not early adopted any other standard or amendment that has been issued but is not yet effective.

Amendments to IAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments require disclosures of information that enable users of financial statements to understand the impact of a currency not being exchangeable. As the currencies that the Group had transacted in and the functional currencies of overseas subsidiaries, joint ventures for translation into the Group's presentation currency were exchangeable, the amendments did not have any impact on the Group's financial statements.

In addition, the IASB has issued amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 Disclosures about Uncertainties in the Financial Statements, which added illustrative examples in the corresponding IFRS Accounting Standards. These examples reflect existing requirements in the corresponding IFRS Accounting Standards to report the effects of uncertainties in the financial statements using climate-related examples. Therefore, the amendments do not have an effective date or transitional provisions.

### 2.3 ISSUED BUT NOT YET EFFECTIVE IFRS ACCOUNTING STANDARDS

The Group has not applied the following new and amended IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and amended IFRS Accounting Standards, if applicable, when they become effective.

| | |
|---|---|
| IFRS 18 | *Presentation and Disclosure in Financial Statements*[2] |
| IFRS 19 and its amendments | *Subsidiaries without Public Accountability: Disclosures*[2] |
| Amendments to IFRS 9 and IFRS 7 | *Amendments to the Classification and Measurement of Financial Instruments*[1] |
| Amendments to IFRS 9 and IFRS 7 | *Contracts Referencing Nature-dependent Electricity*[1] |
| Amendments to IFRS 10 and IAS 28 | *Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*[3] |
| Amendments to IAS 21 | *Translation to a Hyperinflationary Presentation Currency*[2] |
| *Annual Improvements to IFRS Accounting Standards – Volume 11* | Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[1] |

1    Effective for annual periods beginning on or after 1 January 2026
2    Effective for annual/reporting periods beginning on or after 1 January 2027
3    No mandatory effective date yet determined but available for adoption

The Group is in the process of making an assessment of the impact of these new and revised IFRS Accounting Standards upon initial application. So far, the Group considers that these new and revised IFRS Accounting Standards, except for IFRS 18, are unlikely to have a significant impact on the Group's results of operations and financial position. IFRS 18 is expected to be applicable to the Group. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specific totals and subtotals. It also requires disclosure of management-defined performance measures in a note and introduces new requirements for aggregation and disaggregation of financial information. The new requirements are expected to impact the Group's presentation of the statement of profit or loss and disclosures of the Group's financial performance.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES

#### *Investments in joint venture*

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group's investments in joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group's share of the post-acquisition results and other comprehensive income of joint ventures is included in the consolidated statement of profit or loss and consolidated other comprehensive income, respectively. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group's investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group's investments in joint ventures.

#### *Goodwill*

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### Fair value measurement

The Group measures its financial asset at FVTPL at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1   –   based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2   –   based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3   –   based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

#### Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and non-current assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset (e.g., a headquarters building) is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### Impairment of non-financial assets *(Continued)*

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises.

#### Related parties

A party is considered to be related to the Group if:

(a) the party is a person or a close member of that person's family and that person:

    (i) has control or joint control over the Group;

    (ii) has significant influence over the Group; or

    (iii) is a member of the key management personnel of the Group or of a parent of the Group;

or

(b) the party is an entity where any of the following conditions applies:

    (i) the entity and the Group are members of the same group;

    (ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

    (iii) the entity and the Group are joint ventures of the same third party;

    (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

    (v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

    (vi) the entity is controlled or jointly controlled by a person identified in (a);

    (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

    (viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

***Property, plant and equipment and depreciation***

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

| | |
|---|---|
| Buildings | 4.75% |
| Leasehold improvements | 20% to 33.33% |
| Furniture and equipment | 9.5% to 31.67% |
| Motor vehicles | 23.75% |

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress is stated at cost less any impairment losses, and is not depreciated. It is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

***Intangible assets (other than goodwill)***

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### Intangible assets (other than goodwill) *(Continued)*

Intangible assets are amortized on the straight-line basis over the following useful economic lives:

| | |
|---|---|
| Software | 3 to 10 years |
| Patent | 14 years |
| License | 20 years |

The useful lives of software are assessed by the Group considering different purpose and usage of the software, and the authorized period for use. The useful life of patents is assessed by the Group based on the remaining and foreseeable patent protection period after acquisition. The useful life of purchased license is assessed by considering the expected usage of the license by the Group.

#### Research and development costs

All research costs are charged to the statement of profit or loss as incurred.

Expenditure incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. During the reporting period, all expenses incurred for research and development activities were regarded as research expenses and therefore were expensed when incurred.

#### Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

##### Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a) Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

| | |
|---|---|
| Leasehold land | 30 years |
| Buildings | 2 to 7 years |

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### *Leases (Continued)*

*Group as a lessee (Continued)*

(b) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

The Group's lease liabilities are included in interest-bearing bank and other borrowings.

(c) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value.

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

*Group as a lessor*

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as an operating lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### *Investments and other financial assets*

*Initial recognition and measurement*

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost and fair value through profit and loss.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value plus in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for "Revenue recognition" below.

In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are solely payments of principal and interest ("**SPPI**") on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.

*Subsequent measurement*

The subsequent measurement of financial assets depends on their classification as follows:

*Financial assets at amortized cost (debt instruments)*

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

*Financial assets at FVTPL*

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

Dividends on the equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### *Derecognition of financial assets*

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group's consolidated statement of financial position) when:

*   the rights to receive cash flows from the asset have expired; or

*   the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

#### *Impairment of financial assets*

The Group recognizes an allowance for expected credit losses ("**ECLs**") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

#### *General approach*

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### *Impairment of financial assets* *(Continued)*

*General approach (Continued)*

The Group considers a financial asset in default when contractual payments are 120 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1    –    Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2    –    Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3    –    Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

*Simplified approach*

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

#### *Financial liabilities*

*Initial recognition and measurement*

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, or payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade payables, financial liabilities included in other payables and accruals, interest-bearing bank and other borrowings, long-term payables and other current and non-current liabilities.

*Subsequent measurement*

The subsequent measurement of financial liabilities depends on their classification as follows:

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### Financial liabilities *(Continued)*

##### Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in HKFRS 9 are satisfied. Gains or losses on liabilities designated at fair value through profit or loss are recognized in the statement of profit or loss, except for the gains or losses arising from the Group's own credit risk which are presented in other comprehensive income with no subsequent reclassification to the statement of profit or loss. The net fair value gain or loss recognized in the statement of profit or loss does not include any interest charged on these financial liabilities.

##### Financial liabilities at amortized cost (trade and other payables, and borrowings)

After initial recognition, trade and other payables, and interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

##### Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

##### Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

##### Treasury shares

Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognized directly in equity at cost. No gain or loss is recognized in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments.

# Notes to the Consolidated Financial Statements *(Continued)*

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis, in the case of work in progress and finished goods, comprises direct materials, direct labour, contract manufacturing fee and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

#### Cash and cash equivalents

Cash and cash equivalents in the statements of cash flows comprise cash on hand and at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short-term cash commitments.

For the purpose of the consolidated statements of financial positions, cash and bank balances comprise cash and cash equivalents as defined above, restricted bank balances and time deposits with original maturity of more than three months as defined above.

#### Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.

#### Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### Income tax *(Continued)*

Deferred tax liabilities are recognized for all taxable temporary differences, except:

(i) when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(ii) in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

(i) when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(ii) in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed.

The government grants whose primary condition is to compensate for research and development projects or other than purchase, construct or otherwise acquire long-term assets are designated as grants related to income. Some of the grants related to income have future related costs expected to be incurred, and require the Group to comply with conditions attached to the grants and the government to acknowledge the compliance of these conditions. These grants related to income are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss when related costs are subsequently incurred and the Group received government acknowledge of compliance.

Other government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

#### Revenue recognition

*Revenue from contracts with customers*

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

(a) Sale of products

    Revenue from the sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance of the products.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

***Revenue recognition*** *(Continued)*

*Revenue from contracts with customers (Continued)*

(b) Commercialization rights

The Group provides commercialization, development and branding rights (collectively, "**Commercialization Rights**") to customers for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement. The consideration for Commercialization Rights include upfront payment, development and regulatory milestones payments and commercialization milestones payments.

Development and regulatory milestones payments are fully constrained until the period in which those regulatory approvals are achieved due to the inherent uncertainty with the approval process and included in the transaction price in the period regulatory approval is obtained. Upfront payment and development and regulatory milestones payments are recorded under contract liabilities and recognized as revenue over time during the commercialization period on a straight-line basis.

Commercialization milestone payments based on the level of sales are recognized at a point in time when the later of the following events occurs: (i) the related sale occurs, or (ii) the performance obligation to which commercialization milestones payments have been allocated has been satisfied.

(c) Intellectual property income

Intellectual property income is recognized at the point in time at which the non-patented intellectual property is granted to the customer because the Company will not undertake activities that affect such intellectual property.

The consideration for intellectual property income comprises a fixed element and a variable element. Variable element is recognized as the transaction price when the Company can conclude that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

(d) Others

The Group provides consulting services to its customers through contracts. Depending on the contract, revenue is recognized over time as the service is rendered, or at the point in time as the service is completed and accepted.

***Other income***

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

***Contract liabilities***

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### *Share-based payments*

The Company operates share incentive plans which include the pre-IPO share option scheme, the post-IPO share option scheme, 2018 restricted share unit scheme (the "**2018 RSU Scheme**"), 2021 restricted share unit scheme (the "**2021 RSU Scheme**") and 2022 restricted share unit scheme (the "**2022 RSU Scheme**"). Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments ("**equity-settled transactions**").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted, further details of which are given in note 33 to the financial statements.

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognized. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of loss per share.

## 2.  ACCOUNTING POLICIES *(Continued)*

### 2.4  MATERIAL ACCOUNTING POLICIES *(Continued)*

#### *Other employee benefits*

*Pension scheme*

The employees of the Group's subsidiaries which operate in the Chinese mainland are required to participate in a central pension scheme operated by the local municipal government. The subsidiaries operating in Chinese mainland are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to profit or loss as they become payable in accordance with the rules of the central pension scheme.

The Group implemented a safe harbor defined contribution 401(k) savings plan (the "**401(k) Plan**") for U.S. employees. The 401(k) Plan covers all U.S. employees and allows participants to defer a portion of their annual compensation on a pre-tax basis. In addition, the Company implemented a matching contribution to the 401(k) Plan, matching 100% of an employee's contribution up to a maximum of 6% of the participant's annual base salary. Such matching contribution vests when made.

#### *Borrowing costs*

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

#### *Events after the reporting period*

If the Group receives information after the reporting period, but prior to the date of authorization for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognizes in its financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting events after the reporting period, the Group will not change the amounts recognized in its financial statements, but will disclose the nature of the non-adjusting events and an estimate of their financial effects, or a statement that such an estimate cannot be made, if applicable.

## 2. ACCOUNTING POLICIES *(Continued)*

### 2.4 MATERIAL ACCOUNTING POLICIES *(Continued)*

#### *Foreign currencies*

These financial statements are presented in RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

The functional currencies of certain overseas subsidiaries are currencies other than the RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into RMB at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into RMB at the exchange rates that approximate to those prevailing at the dates of the transactions.

The resulting exchange differences are recognized in other comprehensive income and accumulated in the exchange fluctuation reserve, except to the extent that the differences are attributable to non-controlling interests. On disposal of a foreign operation, the cumulative amount in the reserve relating to that particular foreign operation is recognized in the statement of profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

For the purpose of the consolidated statements of cash flows, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the exchange rates that approximate to those prevailing at the dates of the transactions.

## 3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

### Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

### *Revenue from contracts with customers*

The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:

Commercialization rights contracts include variable consideration based on the future events. In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on which method better predicts the amount of consideration to which it will be entitled.

Given that the payments of certain variable consideration are not within the control of the Group, such as regulatory approvals, relevant consideration is not considered until relevant approvals are obtained. The Group determines that the most likely amount method is the appropriate method to estimate the variable consideration. When the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue, the variable consideration will be included in the transaction price.

### Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

### *Taxes*

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group has carried forward tax losses of RMB5,347,045,000 (2024: RMB4,425,237,000) as of 31 December 2025, of which related deferred tax assets of RMB12,373,000 (2024: RMB3,523,000) have been recognized as of 31 December 2025. Deferred tax assets have not been recognized in respect of losses that have arisen in subsidiaries that have been loss-making for some time, and it is not considered probable that taxable profits will be available against which the tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, net loss would have decreased and equity would have increased by RMB1,572,664,000 (2024: RMB1,321,638,000) during the years ended 31 December 2025. Further details on taxes are disclosed in Note 11.

# Notes to the Consolidated Financial Statements *(Continued)*

## 4. OPERATING SEGMENT INFORMATION

For management purposes, the Group has only one reportable operating segment, which is discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies. Management monitors the operating results of the Group's operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment. Therefore, no analysis by operating segment is presented.

### Geographical information

#### (a) Revenue from external customers

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Chinese mainland | 574,120 | 302,235 |
| Switzerland | – | 678,415 |
| Total revenue | 574,120 | 980,650 |

The revenue information above is based on the locations of the customers.

#### (b) Non-current assets

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Chinese mainland | 978,233 | 1,090,914 |
| United States | 4,489 | 4,474 |
| Others | 35 | 444 |
| Total non-current assets | 982,757 | 1,095,832 |

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

### Information about major customers

Revenue from customers amounting to over 10% of the total revenue of the Group in the reporting period is as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Customer A | 436,644 | 229,895 |
| Customer B | N/A* | 678,415 |
|  | 436,644 | 908,310 |

\* This customer generated less than 10% of the total revenue of the Group during the year ended 31 December 2025.

## 5. REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

### Revenue from contracts with customers

#### (a) Disaggregated revenue information

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| **Types of goods or services** | | |
| Sales of products | 499,272 | 260,835 |
| Commercialization rights income | 72,629 | 37,485 |
| Intellectual property income | – | 678,415 |
| Others | 2,219 | 3,915 |
| | | |
| Total | 574,120 | 980,650 |
| | | |
| **Timing of revenue recognition** | | |
| *At a point in time* | | |
| Sales of products | 499,272 | 260,835 |
| Commercialization rights income | 35,144 | – |
| Intellectual property income | – | 678,415 |
| *Over time* | | |
| Commercialization rights income | 37,485 | 37,485 |
| Others | 2,219 | 3,915 |
| | | |
| Total | 574,120 | 980,650 |

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Commercialization rights income | 37,485 | 37,485 |

#### (b) Performance obligations

Information about the Group's performance obligations is summarized below:

*Intellectual property income*

The intellectual property income is recognized at the point of time upon the customer obtains the right to use the non-patented intellectual property as there are no ongoing activities that significantly affect the intellectual property.

*Sales of products*

The performance obligation is satisfied upon acceptance of the products and payment is generally due within 45 to 120 days from the date of billing.

## 5. REVENUE, OTHER INCOME AND GAINS *(Continued)*

### Revenue from contracts with customers *(Continued)*

#### (b) Performance obligations *(Continued)*

*Commercialization rights*

The performance obligation is satisfied over time as commercialization rights is granted for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement. Among these, revenue from sales-based commercialization milestone payments is recognized at a point in time when the related sale occurs. Upfront payment in advance is required, and the development and regulatory milestones payments and commercialization milestones payments are generally due with in 120 days from the date of billing.

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at 31 December 2025 and 2024 are as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Amounts expected to be recognized as revenue: |  |  |
| Within one year | 37,485 | 37,485 |
| After one year | 210,224 | 248,460 |
| Total | 247,709 | 285,945 |

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized mainly related to commercialization rights, which have been partially recognized during the reporting period (note 28). The amounts disclosed above do not include variable consideration which is constrained.

### Other income and gains

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Bank interest income | 82,125 | 37,840 |
| Government grants related to income | 14,496 | 9,073 |
| Rental income | 4,989 | 2,324 |
| Foreign exchange gain, net | – | 6,694 |
| Others | 1,885 | 1,428 |
| Total other income and gains | 103,495 | 57,359 |

## 6. LOSS BEFORE TAX

The Group's loss before tax is arrived at after charging/(crediting):

| | Notes | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|---|
| Cost of inventories sold | | **42,481** | 27,031 |
| Cost of services provided | | **2,277** | 2,054 |
| Write-down of inventories to net realisable value | 22 | **4,180** | – |
| Depreciation of property, plant and equipment** | 14 | **65,761** | 71,184 |
| Depreciation of right-of-use assets** | 15(a) | **10,657** | 11,134 |
| Amortization of intangible assets** | 17 | **10,062** | 10,851 |
| Research and development costs | | **1,137,448** | 947,245 |
| Employee benefit expense (including directors' remuneration) (note 9): | | | |
| – Wages and salaries | | **404,195** | 367,008 |
| – Equity-settled share-based payment expenses** | 33 | **20,874** | 20,924 |
| – Pension scheme contributions (defined contribution scheme)* | | **35,234** | 34,404 |
| Total | | **460,303** | 422,336 |
| | | | |
| Fair value loss, net: | | | |
| – Financial assets at FVTPL | | **1,134** | 832 |
| – Financial liabilities at FVTPL | 38(b) | **29,533** | – |
| Loss on disposal of items of property, plant and equipment | | **18** | 50 |
| Gain on disposal of items of lease | | **(685)** | (85) |
| Lease payments not included in the measurement of lease liabilities | 15(c) | **329** | 238 |
| Government grants related to income | | **(14,496)** | (9,073) |
| Bank interest income | | **(82,125)** | (37,840) |
| Auditors' remuneration | | **5,100** | 7,900 |
| Donations | | **23,395** | 6,322 |
| Penalty | | **5,777** | 1,425 |
| Foreign exchange loss/(gain), net | | **10,161** | (6,694) |

* There are no forfeited contributions that may be used by the Group as the employer to reduce the existing level of contributions.

** The depreciation of property, plant and equipment, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the years are included in "Cost of Sales", "Research and development expenses", "Selling and distribution expenses" and "Administrative expenses" in the consolidated statements of profit or loss.

# Notes to the Consolidated Financial Statements *(Continued)*

31 December 2025

## 7. OTHER EXPENSES

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Fair value loss on financial liabilities at FVTPL | 29,533 | – |
| Donations | 23,395 | 6,322 |
| Foreign exchange loss | 10,161 | – |
| Penalty | 5,777 | 1,425 |
| Fair value loss on financial assets at FVTPL | 1,134 | 832 |
| Loss on disposal of items of property, plant and equipment | 18 | 50 |
| Others | 3,581 | 446 |
| Total | 73,599 | 9,075 |

## 8. FINANCE COSTS

An analysis of finance costs is as follows:

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Interest on bank loans and other borrowings | 51,812 | 61,555 |
| Interest on lease liabilities (note 15(b)) | 1,118 | 1,498 |
| Interest on long-term payables | 1,140 | 1,402 |
| Total | 54,070 | 64,455 |

## 9. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION

Directors' and chief executive's remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Fees | 3,003 | 1,539 |
| Other emoluments: | | |
| Salaries, allowances and benefits in kind | 42,119 | 5,095 |
| Equity-settled share-based payment expenses | 3,016 | 198 |
| Pension scheme contributions | 219 | 273 |
| Subtotal | 45,354 | 5,566 |
| Total | 48,357 | 7,105 |

## 9. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION *(Continued)*

In May and July 2021, certain directors were granted RSUs, in respect of their services to the Group, under the 2021 RSU Scheme of the Company. In November 2025, they were newly granted RSUs and share options, under the 2022 RSU Scheme and the post-IPO Scheme of the Company. Further details are set out in note 33 to the financial statements. The fair value of such options and RSUs, which has been recognized in the statement of profit or loss over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above directors' and chief executive's remuneration disclosures.

### (a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

| Year ended 31 December 2025 | Fees RMB'000 | Equity-settled share-based payment expenses RMB'000 | Total RMB'000 |
|---|---|---|---|
| Mr. Ye Changqing | 429 | 308 | 737 |
| Mr. Ren Wei | 429 | 308 | 737 |
| Dr. David Sidransky | 429 | 308 | 737 |
| Ms. Marina S. Bozilenko | 429 | 295 | 724 |
| Dr. Debra Yu | 429 | 295 | 724 |
| Marc E. Lippman, MD[1] | 429 | 295 | 724 |
| Total | 2,574 | 1,809 | 4,383 |

| Year ended 31 December 2024 | Fees RMB'000 | Equity-settled share-based payment expenses RMB'000 | Total RMB'000 |
|---|---|---|---|
| Mr. Ye Changqing | 427 | 52 | 479 |
| Dr. Yin Zheng[2] | 186 | 52 | 238 |
| Mr. Ren Wei | 427 | 52 | 479 |
| Dr. David Sidransky | 427 | 42 | 469 |
| Ms. Marina S. Bozilenko | 36 | – | 36 |
| Dr. Debra Yu | 36 | – | 36 |
| Total | 1,539 | 198 | 1,737 |

1    Marc E. Lippman, MD was appointed as independent non-executive directors of the Company on 2 January 2025.

2    Dr. Yin Zheng resigned as an independent non-executive director of the Company on 7 June 2024.

There were no other emoluments payable to the independent non-executive directors during the year (2024: Nil).

## 9. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION *(Continued)*

### (b) Executive director and non-executive directors

| | Fees RMB'000 | Salaries allowances and benefits in kind RMB'000 | Equity-settled share-based payment expenses RMB'000 | Pension scheme contributions RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|
| **Year ended 31 December 2025** | | | | | |
| Chief executive director: | | | | | |
| Dr. Yang Dajun | – | 40,938 | 617 | 219 | 41,774 |
| Non-executive directors: | | | | | |
| Dr. Wang Shaomeng | 429 | 1,181 | 295 | – | 1,905 |
| Dr. Lu Simon Dazhong | – | – | 295 | – | 295 |
| Subtotal | 429 | 1,181 | 590 | – | 2,200 |
| Total | 429 | 42,119 | 1,207 | 219 | 43,974 |
| Year ended 31 December 2024 | | | | | |
| Chief executive director: | | | | | |
| Dr. Yang Dajun | – | 3,917 | – | 273 | 4,190 |
| Non-executive directors: | | | | | |
| Dr. Wang Shaomeng | – | 1,178 | – | – | 1,178 |
| Dr. Lu Simon Dazhong | – | – | – | – | – |
| Subtotal | – | 1,178 | – | – | 1,178 |
| Total | – | 5,095 | – | 273 | 5,368 |

There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during the year (2024: Nil).

None of the directors received or will receive any retirement benefits or termination benefits during the years ended 31 December 2025 and 2024. For the year ended 31 December 2025, related party transactions included the payment of interest on borrowed shares from a director, as disclosed in note 38. During the years ended 31 December 2024, there were no loans, quasi-loans and other dealing arrangements in favour of directors, controlled bodies corporate by and connected entities with such directors. During the years ended 31 December 2025 and 2024, no consideration was paid by the Company to third parties for making available directors' services. No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year ended 31 December 2025 and 2024.

## 10. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included one director who is also the chief executive (2024: one director), details of whose remuneration are set out in note 9 above. Details of the remuneration for the year of the remaining four (2024: four) highest paid employees who are neither a director nor chief executive of the Company are as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Salaries, allowances and benefits in kind | 23,914 | 16,155 |
| Equity-settled share-based payment expenses | 2,594 | 715 |
| Pension scheme contributions | 982 | 943 |
| Total | 27,490 | 17,813 |

The number of non-director and non-chief executive highest paid employees whose remuneration fell within the following bands is as follows:

|  | 2025 | 2024 |
|---|---|---|
| RMB3,000,000 to RMB3,500,000 | – | 1 |
| RMB3,500,001 to RMB4,000,000 | – | 2 |
| RMB4,000,001 to RMB4,500,000 | – | – |
| RMB4,500,001 to RMB5,000,000 | 2 | – |
| RMB5,000,001 to RMB5,500,000 | 1 | – |
| RMB5,500,001 to RMB6,500,000 | – | – |
| RMB6,500,001 to RMB7,000,000 | – | 1 |
| RMB7,000,001 to RMB12,500,000 | – | – |
| RMB12,500,001 to RMB13,000,000 | 1 | – |
| Total | 4 | 4 |

During the year and in prior years, share options or RSUs were granted to four non-director and non-chief executive highest paid employees in respect of their services to the Group, further details of which are included in the disclosures in note 33 the financial statements. The fair values of such options and RSUs, which have been recognized in the statement of profit or loss over the vesting period, were determined as at the date of grant and the amount included in the financial statements for the current year is included in the above non-director and non-chief executive highest paid employees' remuneration disclosures.

## 11. INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

### Cayman Islands

Under the current laws of the Cayman Islands, the Company and Ascentage Pharma Group International are not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by these companies to its shareholders, no Cayman Islands withholding tax will be imposed.

## 11. INCOME TAX *(Continued)*

### Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended 31 December 2025 and 2024, the Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

### United States

The subsidiary operating in the United States is subject to tax at a maximum of 21.61% and 21.36%, respectively, for the years ended 31 December 2025 and 2024. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period.

A requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the "**TCJA**") became effective on 1 January 2022. Under the TCJA, the Company is required to capitalize and subsequently amortize R&D expenses over five years for research activities conducted within the U.S and fifteen years for research activities conducted outside of the U.S.

In July 2025, the One Big Beautiful Bill Act ("**OBBBA**") was enacted, which reinstated current deductibility of domestic research and experimental expenditures and provided an election to accelerate the recovery of previously capitalized costs. The Company did not elect to accelerate the deduction of previously capitalized domestic research and experimental expenditures and will continue to amortize such costs over the remaining statutory periods.

### Chinese mainland

The Company's subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the "**EIT Law**"), which was effective since 1 January 2008, except for the following entities which are eligible for a preferential tax rate.

Healthquest Pharma was qualified as a High and New Technology Enterprise ("**HNTE**") and was subject to a preferential rate of 15% for three years from 2022 to 2024. In 2025, Healthquest Pharma was no longer qualified as a HNTE and thus subject to the statutory tax rate of 25%.

Suzhou Yasheng was recognized as a qualified HNTE under the EIT Law by the relevant government authorities and is subject to a preferential rate of 15% for three years from 2023 to 2025.

Dividends, interest, rent or royalties payable by the Company's PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The current and deferred components of the income tax expense are as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Current | 29 | – |
| Deferred (note 20) | 6,911 | 10,425 |
| Total income tax expense for the year | 6,940 | 10,425 |

## 11. INCOME TAX *(Continued)*

Reconciliation between the income tax expense/(credit) computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

**2025**

| | Cayman RMB'000 | % | Chinese mainland RMB'000 | % | United States RMB'000 | % | Others RMB'000 | % | Total RMB'000 | % |
|---|---|---|---|---|---|---|---|---|---|---|
| Profit/(loss) before tax | 56,759 | | (514,845) | | (608,301) | | (169,660) | | (1,236,047) | |
| Income tax computed at the statutory tax rate | – | – | (128,711) | 25.0 | (127,743) | 21.0 | (31,427) | 18.5 | (287,881) | 23.3 |
| Lower tax rate for a specific entity | – | – | 59,759 | (11.6) | – | – | – | – | 59,759 | (4.8) |
| Statutory income and expense | – | – | (10,018) | 1.9 | (2,015) | 0.3 | (867) | 0.5 | (12,900) | 1.0 |
| Items not subject to tax | – | – | – | – | (4,873) | 0.8 | (2,660) | 1.6 | (7,533) | 0.6 |
| Items not deductible for tax | – | – | 19,153 | (3.7) | – | – | 30,429 | (17.9) | 49,582 | (4.0) |
| Research and development super-deduction | – | – | (48,919) | 9.5 | – | – | – | – | (48,919) | 4.0 |
| Gain attributable to joint ventures | – | – | (78) | – | – | – | – | – | (78) | – |
| Provision to return | – | – | 71,503 | (13.9) | (3,424) | 0.6 | 312 | (0.2) | 68,391 | (5.5) |
| Effect of tax rate changes on deferred taxes | – | – | (70,060) | 13.7 | (1,146) | 0.2 | – | – | (71,206) | 5.8 |
| Uncertain tax positions | – | – | 14,236 | (2.8) | – | – | – | – | 14,236 | (1.2) |
| Effect of withholding tax on the interest income - of the Group's HK subsidiary | – | – | – | – | – | – | 29 | – | 29 | – |
| Deductible temporary differences not recognized | – | – | 57,491 | (11.1) | (7,572) | 1.1 | – | – | 49,919 | (4.1) |
| Tax losses not recognized | – | – | 42,555 | (8.3) | 146,773 | (24.0) | 4,213 | (2.5) | 193,541 | (15.7) |
| Income tax expense at the Group's effective rate | – | – | 6,911 | (1.3) | – | – | 29 | – | 6,940 | (0.6) |

**2024**

| | Cayman RMB'000 | % | Chinese mainland RMB'000 | % | United States RMB'000 | % | Others RMB'000 | % | Total RMB'000 | % |
|---|---|---|---|---|---|---|---|---|---|---|
| (Loss)/Profit before tax | (33,957) | | 177,859 | | (465,806) | | (73,351) | | (395,255) | |
| Income tax computed at the statutory tax rate | – | – | 44,465 | 25.0 | (97,819) | 21.0 | (16,760) | 22.8 | (70,114) | 17.7 |
| Lower tax rate for a specific entity | – | – | 6,973 | 3.9 | – | – | 139 | (0.2) | 7,112 | (1.8) |
| Statutory income and expense | – | – | (17,258) | (9.7) | (276) | 0.1 | – | – | (17,534) | 4.4 |
| Items not subject to tax | – | – | – | – | (1,462) | 0.3 | (5,774) | 7.9 | (7,236) | 1.8 |
| Items not deductible for tax | – | – | 10,837 | 6.1 | – | – | 13,208 | (18.0) | 24,045 | (6.1) |
| Research and development super-deduction | – | – | (75,135) | (42.2) | – | – | – | – | (75,135) | 19.0 |
| Loss attributable to joint ventures | – | – | 71 | – | – | – | – | – | 71 | – |
| Provision to return | – | – | (3,358) | (1.9) | (32,285) | 6.9 | 301 | (0.4) | (35,342) | 8.9 |
| Effect of tax rate changes on deferred taxes | – | – | (11,202) | (6.3) | 380 | (0.1) | – | – | (10,822) | 2.8 |
| Uncertain tax positions | – | – | 23,665 | 13.3 | – | – | – | – | 23,665 | (6.0) |
| Deductible temporary differences not recognized | – | – | 5,693 | 3.2 | 65,772 | (14.1) | – | – | 71,465 | (18.0) |
| Tax losses not recognized | – | – | 25,674 | 14.5 | 65,690 | (14.1) | 8,886 | (12.1) | 100,250 | (25.3) |
| Income tax expense at the Group's effective rate | – | – | 10,425 | 5.9 | – | – | – | – | 10,425 | (2.6) |

# Notes to the Consolidated Financial Statements *(Continued)*

## 12. DIVIDENDS

The board of directors resolved not to declare any final dividend for the year ended 31 December 2025 (2024: Nil).

## 13. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 356,130,452 (2024: 302,062,104) outstanding during the year, as adjusted to reflect the rights issued during the year.

No adjustment has been made to the basic loss per share amounts presented for the years ended 31 December 2025 and 2024 in respect of a dilution as the impact of the options and RSUs outstanding had an anti-dilutive effect on the basic loss per share amounts presented.

The calculation of basic loss per share is based on:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| **Loss** | | |
| Loss attributable to ordinary equity holders of the parent, used in the basic loss per share calculation | (1,242,769) | (405,433) |

|  | Number of shares | |
|---|---|---|
|  | 2025 | 2024 |
| **Shares** | | |
| Weighted average number of ordinary shares outstanding during the year used in the basic loss per share calculation# | 356,130,452 | 302,062,104 |

\# The weighted average number of shares was after taking into account the effect of treasury shares held.

## 14. PROPERTY, PLANT AND EQUIPMENT

| | Buildings RMB'000 | Leasehold improvements RMB'000 | Furniture and equipment RMB'000 | Motor vehicles RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| **31 December 2025** | | | | | | |
| At 1 January 2025: | | | | | | |
| Cost | 836,018 | 44,239 | 182,734 | 609 | 7,293 | 1,070,893 |
| Accumulated depreciation | (104,736) | (18,424) | (97,757) | (526) | – | (221,443) |
| Net carrying amount | 731,282 | 25,815 | 84,977 | 83 | 7,293 | 849,450 |
| At 1 January 2025, net of accumulated depreciation | 731,282 | 25,815 | 84,977 | 83 | 7,293 | 849,450 |
| Additions | – | 3,270 | 2,635 | 427 | 11,229 | 17,561 |
| Disposals | – | – | (18) | – | – | (18) |
| Depreciation provided during the year (note 6) | (37,117) | (10,374) | (18,157) | (113) | – | (65,761) |
| Transfers | 2,802 | 13,242 | 368 | – | (16,412) | – |
| Deficit on adjustment | (19,982) | – | – | – | – | (19,982) |
| Exchange realignment | – | – | (15) | – | – | (15) |
| At 31 December 2025, net of accumulated depreciation | 676,985 | 31,953 | 69,790 | 397 | 2,110 | 781,235 |
| At 31 December 2025: | | | | | | |
| Cost | 818,838 | 60,734 | 185,546 | 1,036 | 2,110 | 1,068,264 |
| Accumulated depreciation | (141,853) | (28,781) | (115,756) | (639) | – | (287,029) |
| Net carrying amount | 676,985 | 31,953 | 69,790 | 397 | 2,110 | 781,235 |

# Notes to the Consolidated Financial Statements *(Continued)*

## 14. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

| | Buildings RMB'000 | Leasehold improvements RMB'000 | Furniture and equipment RMB'000 | Motor vehicles RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| **31 December 2024** | | | | | | |
| At 1 January 2024: | | | | | | |
| Cost | 834,913 | 29,218 | 179,256 | 609 | 12,650 | 1,056,646 |
| Accumulated depreciation | (65,137) | (11,517) | (73,771) | (406) | – | (150,831) |
| Net carrying amount | 769,776 | 17,701 | 105,485 | 203 | 12,650 | 905,815 |
| At 1 January 2024, net of accumulated depreciation | 769,776 | 17,701 | 105,485 | 203 | 12,650 | 905,815 |
| Additions | – | – | 2,059 | – | 12,807 | 14,866 |
| Disposals | – | – | (50) | – | – | (50) |
| Depreciation provided during the year (note 6) | (39,599) | (6,896) | (24,569) | (120) | – | (71,184) |
| Transfers | 1,105 | 15,010 | 2,049 | – | (18,164) | – |
| Exchange realignment | – | – | 3 | – | – | 3 |
| At 31 December 2024 net of accumulated depreciation | 731,282 | 25,815 | 84,977 | 83 | 7,293 | 849,450 |
| At 31 December 2024: | | | | | | |
| Cost | 836,018 | 44,239 | 182,734 | 609 | 7,293 | 1,070,893 |
| Accumulated depreciation | (104,736) | (18,424) | (97,757) | (526) | – | (221,443) |
| Net carrying amount | 731,282 | 25,815 | 84,977 | 83 | 7,293 | 849,450 |

## 15. LEASES

### The Group as a lessee

The Group has lease contracts for lands and buildings. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 30 years, and no ongoing payments will be made under the terms of these land leases. Leases of buildings generally have lease terms between 2 and 7 years. Other leases generally have lease terms of 12 months or less and/or are individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

## 15. LEASES *(Continued)*

### The Group as a lessee *(Continued)*

#### (a) Right-of-use assets

The carrying amounts of the Group's right-of-use assets and the movements during the year are as follows:

|  | Buildings RMB'000 | Leasehold land RMB'000 | Total RMB'000 |
|---|---|---|---|
| As at 1 January 2024 | 23,654 | 27,598 | 51,252 |
| Additions | 17,108 | – | 17,108 |
| Depreciation charge (note 6) | (10,004) | (1,130) | (11,134) |
| Disposal | (1,067) | – | (1,067) |
| Exchange realignment | (50) | – | (50) |
| As at 31 December 2024 and 1 January 2025 | 29,641 | 26,468 | 56,109 |
| Additions | 5,047 | – | 5,047 |
| Depreciation charge (note 6) | (9,527) | (1,130) | (10,657) |
| Disposal | (2,675) | – | (2,675) |
| Exchange realignment | 3 | – | 3 |
| As at 31 December 2025 | 22,489 | 25,338 | 47,827 |

#### (b) Lease liabilities

The carrying amount of lease liabilities (included under interest-bearing bank and other borrowings) and the movements during the year are as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Carrying amount at 1 January | 30,232 | 22,681 |
| New leases | 5,047 | 17,108 |
| Accretion of interest recognized during the year (note 8) | 1,118 | 1,498 |
| Payments | (10,835) | (9,911) |
| Exchange realignment | (6) | 8 |
| Disposal | (3,360) | (1,152) |
| Carrying amount at 31 December | 22,196 | 30,232 |
| Analysed into: |  |  |
| Current portion | 7,283 | 9,439 |
| Non-current portion | 14,913 | 20,793 |

The maturity analysis of lease liabilities is disclosed in note 41 to the consolidated financial statements.

# Notes to the Consolidated Financial Statements *(Continued)*

## 15. LEASES *(Continued)*

### The Group as a lessee *(Continued)*

*(c)* The amounts recognized in profit or loss in relation to leases are as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Interest on lease liabilities (note 8) | 1,118 | 1,498 |
| Depreciation charge of right-of-use assets | 10,657 | 11,134 |
| Expense relating to short-term leases (included in administrative expenses) (note 6) | 329 | 238 |
| Total amount recognized in profit or loss | 12,104 | 12,870 |

*(d)* The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in notes 34(c) and 35(b), respectively, to the consolidated financial statements.

### The Group as a lessor

The Group leases its properties consisting of one industrial property in Chinese mainland under operating lease arrangements. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognized by the Group during the year was RMB4,989,000 (2024: RMB2,324,000), details of which are included in note 5 to the financial statements.

At 31 December 2025, the undiscounted lease payments receivable by the Group in future periods under operating leases with its tenants are as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Within one year | 4,122 | 4,047 |
| After one year but within two years | 2,668 | 3,102 |
| After two years but within three years | 2,072 | 2,491 |
| After three years but within four years | 1,955 | 2,072 |
| After four years but within five years | 1,521 | 1,755 |
| Total | 12,338 | 13,467 |

## 16. GOODWILL

| | RMB'000 |
|---|---:|
| At 31 December 2025 and 2024: | |
| Cost | 24,694 |
| Accumulated impairment | – |
| | |
| Net carrying amount | 24,694 |

The carrying amount of goodwill allocated to the cash-generating unit ("**CGU**") is as follows:

| | Healthquest Pharma RMB'000 |
|---|---:|
| Carrying amount of goodwill as at 31 December 2025 and 2024 | 24,694 |

### Impairment testing of goodwill

The recoverable amount of the cash-generating unit has been determined based on a value in use calculation using cash flow projections approved by senior management. The cash flows of the unit are projected based on the forecasted sales of the new drug after the approval of new drug application ("**NDA**") and within the patent protection period. No revenue nor cash flow has been forecasted after the expiration of the patent.

Assumptions were used in the value in use calculation of the cash-generating unit for the reporting period.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Discount rate – The discount rate applied to the cash flow projections was 19.40% as at 31 December 2025 (2024: 24.20%). The discount rate used is before tax and reflects specific risks relating to the relevant unit.

Expected revenue – The revenue is based on the business strategy and management's expectation for the market development.

The values assigned to the key assumptions are consistent with external information sources. The management believes that any reasonably possible change in any of the key assumptions on which the recoverable amount is based would not cause the cash-generating unit's recoverable amount to drop lower than its carrying amount.

## 17. OTHER INTANGIBLE ASSETS

| | Software RMB'000 | Patent RMB'000 | License RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| **31 December 2025** | | | | |
| Cost at 1 January 2025, net of accumulated amortization | 9,535 | 40,838 | 25,625 | 75,998 |
| Amortization provided during the year (note 6) | (1,262) | (7,300) | (1,500) | (10,062) |
| At 31 December 2025 | 8,273 | 33,538 | 24,125 | 65,936 |
| **At 31 December 2025:** | | | | |
| Cost | 18,728 | 93,050 | 30,000 | 141,778 |
| Accumulated amortization | (10,455) | (59,512) | (5,875) | (75,842) |
| Net carrying amount | 8,273 | 33,538 | 24,125 | 65,936 |
| **31 December 2024** | | | | |
| Cost at 1 January 2024, net of accumulated amortization | 10,232 | 48,089 | 27,125 | 85,446 |
| Additions | 1,403 | – | – | 1,403 |
| Amortization provided during the year (note 6) | (2,100) | (7,251) | (1,500) | (10,851) |
| At 31 December 2024 | 9,535 | 40,838 | 25,625 | 75,998 |
| **At 31 December 2024:** | | | | |
| Cost | 18,728 | 93,050 | 30,000 | 141,778 |
| Accumulated amortization | (9,193) | (52,212) | (4,375) | (65,780) |
| Net carrying amount | 9,535 | 40,838 | 25,625 | 75,998 |

## 18. INVESTMENT IN A JOINT VENTURE

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Share of net assets | 33,030 | 32,717 |

Particulars of the Group's principal joint venture are as follows:

| Name | Place of registration and business | Registered share capital RMB'000 | Percentage of | | Principal activities |
|---|---|---|---|---|---|
| | | | Ownership interest | Voting power | |
| Suzhou Ascentage Harvest Venture Capital LLP* ("**Ascentage Harvest**") (蘇州亞盛達園豐創業投資合夥企業(有限合夥)) | PRC/ Chinese mainland | 360,000 | 33.42% | ** | Investment in biotechnology companies |

The above investment is indirectly held by the Company.

\* The English name of the company registered in the PRC represents the best efforts made by the management of the Company in directly translating the Chinese name of this company as no English name has been registered.

\*\* The Group holds two of three representatives in the committee that directs the relevant activities of Ascentage Harvest. As a result, the Group has significant influence over the financial and operating policy decisions of Ascentage Harvest.

The following table illustrates the summarized financial information of the Group's joint venture:

| | 31 December 2025 RMB'000 | 31 December 2024 RMB'000 |
|---|---|---|
| Share of the joint venture's gain/(loss) for the year | 314 | (281) |
| Share of the joint venture's total comprehensive gain/(loss) for the year | 314 | (281) |
| Aggregate carrying amount of the Group's investment in the joint venture | 33,030 | 32,717 |

## 19. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Listed equity investments, at fair value | – | 1,141 |
| Other unlisted investments, at fair value | 4,000 | – |
| Total | 4,000 | 1,141 |

The above listed equity investments were classified as financial assets at fair value through profit or loss as they were held for trading.

The above unlisted investments were classified as financial assets at fair value through profit or loss as they represent investments in non-trading equity instruments and have not been designated as financial assets at fair value through other comprehensive income.

## 20. DEFERRED TAX

The movements in deferred tax liabilities and assets during the reporting period are as follows:

### Deferred tax liabilities

| | Fair value adjustments arising from acquisition of a subsidiary RMB'000 | Right-of-use assets RMB'000 | Total RMB'000 |
|---|---|---|---|
| At 1 January 2024 | 10,549 | 5,413 | 15,962 |
| Deferred tax (credited)/charged to the statement of profit or loss during the year (note 11) | (5,181) | 1,300 | (3,881) |
| Deferred tax liabilities at 31 December 2024 and 1 January 2025 | 5,368 | 6,713 | 12,081 |
| Deferred tax charged/(credited) to the statement of profit or loss during the year (note 11) | 1,975 | (1,241) | 734 |
| Deferred tax liabilities at 31 December 2025 | 7,343 | 5,472 | 12,815 |

## 20. DEFERRED TAX *(Continued)*

### Deferred tax assets

| | Contract Liabilities RMB'000 | Lease liabilities RMB'000 | Donation expenses RMB'000 | Losses Available for Offsetting Against Future Taxable profits RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|
| At 1 January 2024 | 43,440 | 5,413 | – | 16,402 | 65,255 |
| Deferred tax (credited)/charged to the statement of profit or loss during the year (note 11) | (5,623) | 1,300 | 2,896 | (12,879) | (14,306) |
| Deferred tax assets at 31 December 2024 and 1 January 2025 | **37,817** | **6,713** | **2,896** | **3,523** | **50,949** |
| Deferred tax (credited)/charged to the statement of profit or loss during the year (note 11) | **(12,582)** | **(1,241)** | **(1,204)** | **8,850** | **(6,177)** |
| Deferred tax assets at 31 December 2025 | **25,235** | **5,472** | **1,692** | **12,373** | **44,772** |

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statements of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Deferred tax offset in the consolidated statement of financial position | **12,815** | 6,713 |
| Net deferred tax assets recognized in the consolidated statement of financial position | **31,957** | 44,236 |
| Net deferred tax liability recognized in the consolidated statement of financial position | **–** | 5,368 |

As of 31 December 2025, the Group has tax losses arising in Chinese mainland of RMB3,047,076,000 (2024: RMB2,963,587,000) that will expire from 2026 to 2035 for offsetting against future taxable profits. The Group has tax losses arising in other jurisdictions of RMB2,250,477,000 (2024: RMB1,438,160,000), mainly from the United States that are available indefinitely for offsetting against up to 80% of future taxable profits of the company in which the losses arose.

As of 31 December 2025, the Group has deductible temporary differences of RMB1,000,310,000 (2024: RMB828,668,000). The Group has the tax credits of RMB158,931,000 (2024: RMB120,606,000) mainly from the United States that will expire between 2039 and 2045 if not utilized.

# Notes to the Consolidated Financial Statements *(Continued)*

## 20. DEFERRED TAX *(Continued)*

### Deferred tax assets *(Continued)*

The deferred tax assets have not been recognized in respect of above tax losses, deductible temporary differences and tax credits as they have arisen in entities that have been loss-making and it is not anticipated there will be sufficient taxable income in the foreseeable future to utilize these items.

As of 31 December 2025, there was no unrecognized deferred tax liability for taxes that would be payable on the unremitted earnings of the Group's subsidiaries or joint ventures in the Chinese mainland as these enterprises are still in an accumulative losses status.

As of 31 December 2025, the Company has uncertain tax position of RMB37,901,000 (2024: RMB23,665,000), of which nil (2024: nil) is presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. As of 31 December 2025, the uncertain tax position amounts of nil (2024: RMB23,665,000), if ultimately recognized, will impact the effective tax rate.

For the years ended 31 December 2025 and 2024, the Company did not record any interest expense and penalty accrued in relation to the uncertain tax position in income tax expenses.

## 21. OTHER NON-CURRENT ASSETS

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Contract acquisition cost | 29,851 | 30,529 |
| Value added tax recoverable | – | 26,034 |
| Deposit | 690 | 2,439 |
| Prepayment for property, plant and equipment | 184 | 301 |
| Total | 30,725 | 59,303 |

## 22. INVENTORIES

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Work in progress | 25,371 | 2,736 |
| Finished goods | 7,427 | 3,861 |
| Less: Provision | (4,180) | – |
| Total | 28,618 | 6,597 |

## 23. TRADE RECEIVABLES

|  | 2025<br>RMB'000 | 2024<br>RMB'000 |
|---|---|---|
| Trade receivables | 252,938 | 83,143 |

The Group's trading terms with its customers are mainly on credit. The credit period is generally 45 to 120 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral or other credit enhancements over its trade receivable balances. Trade receivables are non-interest-bearing.

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

|  | 2025<br>RMB'000 | 2024<br>RMB'000 |
|---|---|---|
| Within 45 days | 252,938 | 54,484 |
| 45 to 120 days | – | 28,659 |
| Total | 252,938 | 83,143 |

An impairment analysis is performed at each reporting date. The Group has applied the simplified approach to provide for ECLs prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. The directors of the Company are of the opinion that the ECL in respect of the balance of trade receivables is minimal. No loss allowance for impairment of trade receivables is provided as at 31 December 2025 (2024: nil).

## 24. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

|  | 2025<br>RMB'000 | 2024<br>RMB'000 |
|---|---|---|
| Prepayments for clinical trial expenses | 100,769 | 71,050 |
| Prepaid listing expense | – | 22,465 |
| Value added tax recoverable | 46,748 | 9,794 |
| Other receivables | 1,455 | 6,137 |
| Deposits | 2,159 | 5,367 |
| Prepayment for treasury share purchase fees | 8,798 | 4,754 |
| Other prepayments | 32,603 | 3,644 |
| Total | 192,532 | 123,211 |

The carrying amounts of financial assets included in prepayments, other receivables and other assets approximate to their fair values.

The financial assets included in the above balances relate to receivables for which there was no recent history of default or past due amounts. As at 31 December 2025 and 2024, the loss allowance was assessed to be minimal.

# Notes to the Consolidated Financial Statements *(Continued)*

## 25. CASH AND BANK BALANCES

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Cash and cash equivalents as stated in the consolidated statement of cash flows | 1,195,784 | 893,100 |
| Restricted cash | 5,685 | 24,633 |
| Time deposits with original maturity of more than three months | 1,268,616 | 343,478 |
| Cash and bank balances as stated in the consolidated statement of financial position | 2,470,085 | 1,261,211 |
| Denominated in: |  |  |
| RMB | 205,783 | 298,922 |
| US$ | 2,257,307 | 947,012 |
| HK$ | 3,827 | 13,812 |
| Others | 3,168 | 1,465 |
| Total | 2,470,085 | 1,261,211 |

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB205,783,000 (2024: RMB298,922,000). The RMB is not freely convertible into other currencies, however, under Chinese mainland's Foreign Exchange Control Regulations and Administration of Settlement, and Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits with original maturity of more than three months earn interest at fixed interest rates for varying periods of between two years and three years. The bank balances are deposited with creditworthy banks with no recent history of default.

## 26. TRADE PAYABLES

An aging analysis of the trade payables as at the end of each reporting period, based on the invoice date, is as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Within 1 month | 91,119 | 72,506 |
| 1 to 3 months | 3,648 | 6,288 |
| 3 to 6 months | 11,973 | 13,172 |
| Total | 106,740 | 91,966 |

The trade payables are non-interest-bearing and are normally settled in less than six months.

## 27. OTHER PAYABLES AND ACCRUALS

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Accrued promotion expenses | 121,545 | 67,009 |
| Payroll payables | 78,423 | 61,848 |
| Payables for construction cost | 5,888 | 35,381 |
| Long-term payables-current portion (note 38) | 8,340 | 29,344 |
| Other non-current liabilities-current portion (note 38) | 1,968 | – |
| Other payables | 21,493 | 23,442 |
| Government subsidy | 22,600 | 16,600 |
| Tax payables other than income tax | 13,700 | 9,627 |
| Other accrued expenses | 2,709 | 14,847 |
| Total | 276,666 | 258,098 |

Other payables are non-interest-bearing.

## 28. CONTRACT LIABILITIES

Details of contract liabilities as at 31 December 2025 and 2024 are as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| *Short-term advances recognized from customers* | | |
| Commercialization rights income | 37,485 | 37,485 |
| *Long-term advances recognized from customers* | | |
| Commercialization rights income | 210,224 | 248,460 |
| Total | 247,709 | 285,945 |

Contract liabilities include long-term and short-term advances related to commercialization rights.

In July 2021, the Group entered into an agreement with Innovent Biologics (Suzhou) Co., Ltd ("**Innovent**"). Under the agreement, the Group owns all intellectual property generated in connection with the development and commercialization of HQP1351. Innovent was granted the commercialization rights of HQP1351 in China and should make a non-refundable payment and milestone payments for such rights to the Group, which are recorded under contract liabilities and recognized as revenue over time during the commercialization period.

In accordance with the agreement, the Group recognized RMB349,523,000 in aggregate as contract liabilities from contract inception through 31 December 2025 (2024: RMB349,523,000). The Group recognized RMB37,485,000 as revenue during the year ended 31 December 2025 (2024: RMB37,485,000). Milestone payments are recognized as the transaction price when the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue.

# Notes to the Consolidated Financial Statements *(Continued)*

## 29. INTEREST-BEARING BANK AND OTHER BORROWINGS

**2025**

|  | Effective interest rate per annum (%) | Maturity | RMB'000 |
|---|---|---|---|
| **Current** |  |  |  |
| Short-term borrowing | 2.11-2.50 or 1 year LPR-0.60 to 0.89 | 2026 | 1,040,000 |
| Current portion of long term bank loans – unsecured | 2.80 | 2026 | 2,500 |
| Current portion of long term bank loans – unsecured | 1 year LPR-0.45 to 0.75 | 2026 | 156,200 |
| Current portion of long-term bank loans – secured* | 5 year LPR-0.85 | 2026 | 16,498 |
| Lease liabilities (note 15(b)) | 4.00 – 4.35 | 2026 | 7,283 |
| Total – current |  |  | 1,222,481 |
| **Non-current** |  |  |  |
| Bank loans – unsecured | 1 year LPR-0.45 to 0.75 | 2027 – 2028 | 114,900 |
| Bank loans – unsecured | 2.80 | 2027 | 43,750 |
| Bank loans – secured* | 5 year LPR-0.85 | 2027 – 2038 | 583,675 |
| Lease liabilities (note 15(b)) | 4.00 – 4.35 | 2027 – 2028 | 14,913 |
| Total – non-current |  |  | 757,238 |
| Total |  |  | 1,979,719 |

Note: LPR represents the Loan Prime Rate.

* The bank loans amounting to RMB600,173,000 (2024: RMB599,745,000) were secured by the pledge of the Group's buildings with a net carrying amount of RMB676,985,000 (2024: buildings with a net carrying amount of RMB731,282,000) and right-of-use assets with a net carrying amount of RMB25,338,000 (2024: RMB26,468,000) as at 31 December 2025. Such loans were also guaranteed by two of the Group's subsidiaries.

The unsecured bank loans amounting to RMB140,000,000 (2024: RMB278,070,000) were guaranteed by the Group's subsidiaries as at 31 December 2025.

# Notes to the Consolidated Financial Statements *(Continued)*

31 December 2025

## 29. INTEREST-BEARING BANK AND OTHER BORROWINGS *(continued)*

2024

| | Effective interest rate per annum (%) | Maturity | RMB'000 |
|---|---|---|---|
| **Current** | | | |
| Short-term borrowing | 2.60-2.70 or 1 year LPR-0.30 to 0.75 | 2025 | 290,000 |
| Current portion of long term bank loans – unsecured | 2.80 – 4.55 | 2025 | 255,000 |
| Current portion of long term bank loans – unsecured | 1 year LPR-0.15 to 0.65 or 1 year LPR+0.65 to 0.85 | 2025 | 213,170 |
| Current portion of long-term bank loans – secured* | 5 year LPR-0.85 | 2025 | 11,453 |
| Lease liabilities (note 15(b)) | 4.00 – 4.35 | 2025 | 9,439 |
| | | | |
| Total – current | | | 779,062 |
| | | | |
| **Non-current** | | | |
| Bank loans – unsecured | 1 year LPR-0.45 to 0.65 or 1 year LPR+0.70 to 0.85 | 2026 – 2028 | 203,100 |
| Bank loans – unsecured | 2.80 – 4.50 | 2026 – 2027 | 77,250 |
| Bank loans – secured* | 5 year LPR-0.85 | 2026 – 2038 | 588,292 |
| Lease liabilities (note 15(b)) | 4.00 – 4.35 | 2026 – 2028 | 20,793 |
| | | | |
| Total – non-current | | | 889,435 |
| | | | |
| Total | | | 1,668,497 |

Note: LPR represents the Loan Prime Rate.

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Analysed into: | | |
| Within one year | **1,222,481** | 779,062 |
| In the second year | **160,201** | 242,473 |
| In the third to fifth years, inclusive | **140,100** | 159,355 |
| Beyond five years | **456,937** | 487,607 |
| | | |
| Total | **1,979,719** | 1,668,497 |

## 30. DEFERRED INCOME

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Government grants | **6,500** | 27,500 |

The movements in government grants during the reporting period are as follows:

| | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| At beginning of the year | **27,500** | 36,360 |
| Received during the year | **1,000** | 7,740 |
| Portion classified as current liabilities (note 27) | **(22,000)** | (16,600) |
| | | |
| At end of the year | **6,500** | 27,500 |

# Notes to the Consolidated Financial Statements *(Continued)*

## 31. SHARE CAPITAL AND TREASURY SHARES

### Issued and fully paid

| | As at 31 December 2025 | | |
| --- | --- | --- | --- |
| | Number of shares in issue | Share capital US$ | RMB equivalent RMB'000 |
| Ordinary shares of US$0.0001 each | 373,321,692 | 37 | 256 |

| | As at 31 December 2024 | | |
| --- | --- | --- | --- |
| | Number of shares in issue | Share capital US$ | RMB equivalent RMB'000 |
| Ordinary shares of US$0.0001 each | 315,224,993 | 29 | 214 |

Movements in the issued share capital and treasury shares from 1 January 2024 to 31 December 2025 were as follows:

| | Number of shares | Share capital RMB'000 | Treasury Shares RMB'000 | Total RMB'000 |
| --- | --- | --- | --- | --- |
| At 1 January 2024 | 290,196,560 | 197 | (21,351) | (21,154) |
| Issue of ordinary shares (a) | 24,307,322 | 17 | – | 17 |
| Issue of shares under the pre-IPO share option scheme (b) | 656,077 | – | – | – |
| Issue of shares under the 2021 RSU scheme (c) | 65,034 | – | – | – |
| Equity-settled bonus (d) | – | – | 8,631 | 8,631 |
| Repurchase of ordinary shares (e) | – | – | (1,959) | (1,959) |
| Vesting of RSUs (f) | – | – | 14,671 | 14,671 |
| At 31 December 2024 and 1 January 2025 | 315,224,993 | 214 | (8) | 206 |
| Issue of ordinary shares (g) | 55,040,576 | 40 | – | 40 |
| Issue of shares under the pre-IPO share option scheme (h) | 455,263 | 1 | – | 1 |
| Issue of shares under the 2021 RSU and 2022 RSU scheme (i) | 1,008,253 | 1 | – | 1 |
| Equity-settled bonus (j) | 1,592,607 | – | – | – |
| Repurchase of ordinary shares (k) | – | – | (3,590) | (3,590) |
| Vesting of RSUs (l) | – | – | 637 | 637 |
| At 31 December 2025 | 373,321,692 | 256 | (2,961) | (2,705) |

## 31. SHARE CAPITAL AND TREASURY SHARES *(Continued)*

### Issued and fully paid *(Continued)*

Notes:

(a)　In connection with the subscription of shares, 24,307,322 placing shares of the Company were issued and allotted at a price of HK$24.10 per share on 20 June 2024, and an amount of RMB17,305 was credited as share capital.

(b)　During the year ended 31 December 2024, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 656,077 new shares of the Company were issued with a weighted average exercise price of HK$0.01, and an amount of RMB466 was credited as share capital.

(c)　In June 2024, the Company issued ordinary shares with respect to the RSUs under the 2021 RSU Scheme exercised by certain selected persons of the Company before 31 December 2024, to those selected persons. In connection with the exercised RSUs, 65,034 new shares of the Company were issued, and an amount of RMB46 was credited as share capital.

(d)　In September 2024, 397,949 treasury shares and 2,081,399 treasury shares, being underlying shares of the RSUs granted under the 2022 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB8,630,000 and RMB1,381 were both credited as treasury shares.

(e)　In February 2024, the Company instructed the trustee to purchase 100,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB1,959,000 for the purpose of the 2022 RSU Scheme.

(f)　In connection with the vesting of RSUs granted under the 2018 and 2022 RSU Schemes, 939,687 treasury shares were allotted to the employees during the year ended 31 December 2024.

(g)　In connection with the subscription of shares, 7,325,000 ADS (represents 29,300,000 of the Company's ordinary shares) were offered at a price of US$17.25 per ADS on 23 January 2025, followed by an additional 935,144 ADS (represents 3,740,576 of the Company's ordinary shares) were offered at the same price on 13 February 2025, and 22,000,000 placing shares of the Company were issued and allotted at a price of HK$68.6 per share on 17 July 2025, amounts of RMB39,413 was credited as share capital.

(h)　During the year ended 31 December 2025, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 455,263 new shares of the Company were issued with a weighted average exercise price of HK$0.01, and an amount of RMB327 was credited as share capital.

(i)　During June to September 2025, the Company issued ordinary shares with respect to the restricted share units under the 2021 and 2022 RSU Scheme exercised by certain selected persons of the Company before 31 December 2025 to those selected persons. In connection with the exercised restricted share units, 1,008,253 new shares of the Company were issued, and an amount of RMB709 was credited as share capital.

(j)　In June 2025, 775,685 ordinary shares and 816,922 ordinary shares, being underlying shares of the restricted share units granted under the 2021 RSU scheme and the 2022 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB545 and RMB574 were credited as share capital.

(k)　In April 2025, the Company instructed the trustee to purchase 100,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB3,590,000 for the purpose of the 2022 RSU scheme.

(l)　In connection with the vesting of restricted share units granted under the 2022 RSU Scheme, 17,925 treasury shares were allotted to the employees during the year ended 31 December 2025.

## 32. RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statements of changes in equity on pages 110 to 111 of the financial statements.

In connection with the post-IPO share option scheme, the 2021 RSU Scheme, and 2022 RSU Scheme, expenses amounting to RMB20,874,000 (2024: RMB20,924,000) were recognized and contributed to capital and reserves during the year ended 31 December 2025.

Upon the exercise of the pre-IPO share options scheme and vesting of restricted share units granted under the 2021 RSU Scheme, and 2022 RSU Scheme, RMB33,000,000 (2024: RMB19,333,000) was credited to share premium, and RMB33,635,000 (2024: RMB33,998,000) was transferred out from capital and reserves during the year ended 31 December 2025.

In connection with the equity-settled bonus, the Company settled the bonus of RMB58,869,000 (2024: RMB49,350,000) by issuing 1,592,607 ordinary shares (2024: 2,479,348 treasury shares) at a price of HK$40.05 (fair value on grant date) to employees, among which, RMB58,868,000 (2024: RMB40,719,000) was credited to share premium.

## 33. SHARE-BASED PAYMENTS

### (a) Share option scheme

#### The pre-IPO share option Scheme

In July 2018, the Company adopted the pre-IPO share option scheme for the purpose of providing incentives and rewards to eligible participants who have contributed or will contribute to the Group. Eligible participants of the pre-IPO share option scheme may include any substantial shareholder, existing or incoming employees, directors (including executive directors, non-executive directors and independent non-executive directors) and officers, or any other service providers of any member of the Group who the board of directors consider, in its sole discretion, have contributed or will contribute to the Group. The pre-IPO share option scheme was terminated but continues to govern the terms and conditions of the outstanding awards previously granted under the Company's pre-IPO share option scheme.

The maximum number of shares which may be issued upon the exercise of all pre-IPO share options is 12,307,533. The exercise price for each share under the pre-IPO share options was HK$0.01.

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (a) Share option scheme *(Continued)*

#### *The pre-IPO share option Scheme* *(Continued)*

The following share options were outstanding under the pre-IPO share option scheme during the year:

| | **2025** | | 2024 | |
| --- | --- | --- | --- | --- |
| | **Exercise price HK$ per share** | **Number of options** | Exercise price HK$ per share | Number of options |
| Outstanding as of 1 January | **0.01** | **2,607,571** | 0.01 | 3,263,648 |
| Forfeited during the year | **0.01** | **(81)** | – | – |
| Exercised during the year | **0.01** | **(455,263)** | 0.01 | (656,077) |
| Outstanding as of 31 December | **0.01** | **2,152,227** | 0.01 | 2,607,571 |

The number of share options exercisable was 2,152,227 as at 31 December 2025 (2024: 2,607,571).

The weighted average share price at the date of exercise for share options exercised during the year ended 31 December 2025 was HK$58.54 per share (2024: HK$34.03 per share).

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (a) Share option scheme *(Continued)*

#### *The pre-IPO share option Scheme (Continued)*

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

**2025**

| Number of options | Exercise price HK$ per share | Exercise period |
|---|---|---|
| 1,983,383 | 0.01 | 15 Aug 2018 – 15 Aug 2028 |
| 159,712 | 0.01 | 15 May 2019 – 15 May 2029 |
| 9,132 | 0.01 | 16 Sept 2019 – 16 Sept 2029 |
| **2,152,227** | | |

2024

| Number of options | Exercise price HK$ per share | Exercise period |
|---|---|---|
| 2,360,420 | 0.01 | 15 Aug 2018 – 15 Aug 2028 |
| 232,719 | 0.01 | 15 May 2019 – 15 May 2029 |
| 14,432 | 0.01 | 16 Sept 2019 – 16 Sept 2029 |
| 2,607,571 | | |

The Group did not grant any new share options under the pre-IPO share option scheme during the year ended 31 December 2025 (2024: Nil). As the share options have been fully unlocked in 2023, the Group has not recognized any share option expense during the year ended 31 December 2025 (2024: Nil).

The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 2,152,227 additional ordinary shares of the Company and additional share capital and share premium of US$4,957,000, equivalent to RMB34,662,000 (before issue expenses) transferred from capital and other reserves.

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (a) Share option scheme *(Continued)*

#### The post-IPO share option Scheme

In September 2019, the Company adopted the post-IPO share option scheme for the purpose of providing incentives and rewards to eligible participants who have contributed or will contribute to the Group. Eligible participants of the post-IPO share option scheme include (a) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of the Group, any full- time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of the Group; (b) a director or proposed director (including an independent non-executive director) of any member of the Group; (c) any substantial shareholder of any member of the Group; (d) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of, a supplier of goods or services to, a person or entity that provides design, research, development or other support or any advisory, consultancy, professional or other services to any member of the Group; and (e) an associate of any of the persons referred to in paragraphs (a) to (c) above.

In April 2025, the Company amended the post-IPO share option scheme. Under the amendments, eligible participants were restricted to (i) Employee Participants (as defined under former paragraphs (a) and (b)) and (ii) Service Providers, and the categories previously set out in former paragraphs (c), (d) and (e) were eliminated. In addition, the maximum number of shares which may be issued upon the exercise of all post-IPO share options was reduced from 20,707,462 to 14,907,462.

Under the post-IPO share option scheme, the maximum number of shares issuable upon the exercise of all options granted under this and other Group plans shall not exceed 10% of the Company's issued share capital as of the listing date (including any outstanding, cancelled, lapsed, or unexercised options). The Company may, with separate shareholder approval, grant options exceeding this limit, provided that any excess is granted only to eligible participants. The aggregate number of shares subject to options granted under the post-IPO Share Option Scheme and other Group plans shall not exceed 30% of the Group's issued share capital at the time of grant.

Subject to any restriction contained in the post-IPO share option scheme, an option may be exercised in accordance with the terms of the post-IPO share option scheme.

On 26 November 2025, the Company granted options to 33 grantees to subscribe for an aggregate of 633,243 shares under the post-IPO share option scheme. Subject to the terms and conditions as set out in the post-IPO share option scheme, 486,868 shares granted to 25 grantees are vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the grant date of the options, and the remaining options granted to eight grantees in respect of 146,375 shares are vested in the portion of 8.33% monthly on the 26th of each month over an 11-month period starting from 26 November 2025, with the remaining 8.37% to be vested on 26 October 2026. The exercise price for each share under the post-IPO share options is HK$63.35.

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these share options. The Group accounts for the scheme as an equity-settled plan. Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (a) Share option scheme *(Continued)*

#### The post-IPO share option Scheme *(Continued)*

The following share options were outstanding under the post-IPO share option scheme during the year:

|  | 2025 Exercise price HK$ per share | Number of options |
|---|---|---|
| Outstanding as of 1 January | 63.35 | – |
| Granted during the year | 63.35 | 633,243 |
| Exercised during the year | 63.35 | – |
| Outstanding as of 31 December | 63.35 | 633,243 |

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

**2025**

| Number of options | Exercise price HK$ per share | Exercise period |
|---|---|---|
| 633,243 | 63.35 | 26 Nov 2025 – 26 Nov 2035 |

The Group granted 633,243 new shares options under the post-IPO option scheme during the year ended 31 December 2025 (2024: Nil), and recognized share option expense of RMB2,420,000 during the year ended 31 December 2025.

The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 633,243 additional Ordinary Shares of the Company and additional share capital and share premium of US$2,902,000 equivalent to RMB20,294,000 (before issue expenses) transferred from capital and other reserves.

The fair value of the share options granted were estimated as at the grant date by using the binary tree option pricing model. The following table lists the key inputs to the fair value model used:

| At grant dates | |
|---|---|
| Expected volatility | 49.65% |
| Risk-free interest rate% | 3.09% |
| Expected life of options (year) | 10.00 |
| Weighted average share price (HKD per share) | 34.98 |

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (b) RSUs granted to employees

#### The 2018 RSU Scheme

On 6 July 2018, the Company approved and adopted the 2018 RSU Scheme. The purpose of the 2018 RSU scheme is to incentivize the existing and incoming directors, senior management and employees for their contribution to the Company, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Company. Unless otherwise cancelled or amended, the 2018 RSU Scheme will remain in force for 10 years from the date of adoption.

The maximum number of RSUs that may be granted under the 2018 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the rules of the 2018 RSU Scheme) shall be 5,274,657 ordinary shares.

On 14 September 2020, pursuant to the 2018 RSU Scheme, 2,590,592 RSUs were granted to 50 selected persons, who are employees of the Company. The RSUs granted would vest on the third month from the grant date, and in equal tranches over the remaining years of the total vesting period as three years, on condition that employees remain in service without any performance requirements.

The fair value of each RSU under the 2018 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

The Group did not recognize share-base payment expense (2024: Nil) during the year ended 31 December 2025.

As at 31 December 2023, all RSUs under the 2018 RSU Scheme had been exercised.

#### The 2021 RSU Scheme

On 2 February 2021, the Company approved and adopted the 2021 RSU Scheme. The purpose of the 2021 RSU scheme is to (i) incentivize the existing and incoming directors, senior management, and employees for their contribution to the Group; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. Unless otherwise cancelled or amended, the 2021 RSU Scheme will remain in force for 10 years from the date of adoption.

The maximum number of RSUs that may be granted under the 2021 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2021 Scheme Rules) shall be 3,133,526 shares.

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (b) RSUs granted to employees *(Continued)*

#### *The 2021 RSU Scheme (Continued)*

On 30 April 2025, the Company amended the 2021 RSU Scheme, thereby expanding the eligible participants by adding a service provider as a new category of eligible participants.

On 17 May 2021, pursuant to the 2021 RSU Scheme, 440,490 RSUs were granted to 34 selected persons, which include employees, senior management of the Group and a director of the Company. Among the awards, 10,641 RSUs were granted to an independent non-executive director and 55,157 RSUs were granted to the Chief Commercial Officer. On 23 July 2021, 26,892 RSUs were granted to three independent non-executive directors of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each of the vesting dates.

Details of the unlocking date are summarized as follows:

| Type of eligible participants | Grant fair value HK$ per share | % of conditional shares | Vesting date | % of vested conditional shares |
|---|---|---|---|---|
| 1 | 43.80 | 100% | 8 June 2021-2024 | 35%, 15%, 25%, 25% |
| 2 | 43.80 | 100% | 8 June 2021-2024 | 25%, 25%, 25%, 25% |
| 3 | 43.80 | 100% | 8 June 2022-2025 | 35%, 15%, 25%, 25% |
| 4 | 43.80 | 100% | 30 April 2022-2025 | 35%, 15%, 25%, 25% |
| 5 | 43.80 | 100% | 8 June 2022-2025 | 25%, 25%, 25%, 25% |
| 6 | 52.00 | 100% | 8 June 2022-2025 | 25%, 25%, 25%, 25% |

On 27 June 2025, 48,439 RSUs were granted to 34 selected persons of the Commercialization Department.

Details of the unlocking date are summarized as follows:

| Type of eligible participants | Grant fair value HK$ per share | % of conditional shares | Vesting date | % of vested conditional shares |
|---|---|---|---|---|
| 1 | 77.45 | 100% | 27 June 2025 | 100% |

As for the restricted shares granted to employees and senior management, the conditions for releasing the restrictions comprised two parts, namely the participants have not been terminated with or without cause on or before each relevant vesting date and the participants have obtained a score of B or above in the annual performance review prior to the applicable vesting date. The percentage of shares in respect of which the restrictions may be released depends on the achievement of those conditions. For the independent non-executive directors, the restricted shares would vest on condition that independent non-executive directors remain in service without any performance requirements.

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (b) RSUs granted to employees *(Continued)*

#### The 2021 RSU Scheme *(Continued)*

The following restricted shares were outstanding under the 2021 RSU Scheme during the year:

|  | 2025 Number of RSUs | 2024 Number of RSUs |
|---|---|---|
| Outstanding as of 1 January | 41,552 | 108,998 |
| Granted during the year | 48,439 | – |
| Forfeited during the year | – | (2,412) |
| Exercised during the year | (89,991) | (65,034) |
| Outstanding as of 31 December | – | 41,552 |

The fair value of each RSUs under the 2021 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

The weighted average share price at the date of exercise for RSUs exercised during the year was HK$70.48 per share (2024 HK$20.80 per share).

The Company recognized a share-base payment expense of RMB3,604,000 during the year ended 31 December 2025 (2024: RMB856,000).

The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK$1,894,000, equivalent to RMB1,712,000, transferred from capital and other reserves.

#### The 2022 RSU Scheme

On 23 June 2022, the Company approved and adopted the 2022 RSU Scheme. The purpose of the 2022 RSU scheme is to (i) incentivize the existing and incoming directors, senior management, and employees for their contribution to the Group; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. Unless otherwise cancelled or amended, the 2022 RSU Scheme will remain in force for 10 years from the date of adoption.

The maximum number of RSUs that may be granted under the 2022 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2022 Scheme Rules) shall be 11,072,695 shares.

On 30 April 2025, the Company amended the 2022 RSU Scheme, thereby expanding the eligible participants by adding a service provider as a new category of eligible participants.

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (b) RSUs granted to employees *(Continued)*

#### The 2022 RSU Scheme *(Continued)*

As for the restricted shares granted to employees and senior management under the 2022 RSU Scheme, the conditions for releasing the restrictions comprised two parts, namely the participants having not been terminated with or without cause on or before each relevant vesting date and the participants having obtained a score of B or above in the annual performance review prior to the applicable vesting date. The percentage of shares in respect of which the restrictions may be released depends on the achievement of those conditions.

Pursuant to the 2022 RSU Scheme, on 23 June 2022, the Company initially granted an aggregate of 1,634,426 RSUs under the 2022 RSU Scheme (the "**2022 Awards**"), representing 1,634,426 shares to a total of 80 selected persons, who are employees of the Group, among which 100,000 RSUs, representing 100,000 shares, were granted to Dr. Zhai Yifan ("**Dr. Zhai**"), who is the chief medical officer and a substantial shareholder of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each vesting dates.

Details of the unlocking date are summarised as follows:

| Type of eligible participants | Grant fair value HK$ per share | % of conditional shares | Vesting date | % of vested conditional shares |
|---|---|---|---|---|
| 1 | 20.15 | 100% | 8 June 2021-2024 | 35%, 15%, 25%, 25% |
| 2 | 20.15 | 100% | 30 April 2023-2026 | 25%, 25%, 25%, 25% |
| 3 | 20.15 | 100% | 8 June 2023-2026 | 25%, 25%, 25%, 25% |
| 4 | 20.15 | 100% | 8 June 2023-2024 | 40%, 60% |
| 5 | 20.15 | 100% | 8 June 2023-2025 | 30%, 30%, 40% |
| 6 | 20.15 | 100% | 30 April 2023-2026 | 23%, 69%, 6%, 2% |

Pursuant to the 2022 RSU Scheme, on 4 May 2023, the Company granted 1,379,094 RSUs under the 2022 RSU Scheme, representing 1,379,094 shares to 172 selected persons (the "**2022 Further Grant**"), who are employees of the Group. The RSUs granted were categorized in two types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.

Details of the unlocking date are summarized as follows:

| Type of eligible participants | Grant fair value HK$ per share | % of conditional shares | Vesting date | % of vested conditional shares |
|---|---|---|---|---|
| 1 | 21.80 | 100% | 1 August 2023-2024 | 40%, 60% |
| 2 | 21.80 | 100% | 1 August 2023-2025 | 30%, 30%, 40% |

Pursuant to the 2022 RSU Scheme, on 2 September 2024, the Company granted 777,006 RSUs under the 2022 RSU Scheme, representing 777,006 shares to 59 selected persons (the "**2022 Further Grant**"), who are employees of the Group. The RSUs granted were categorized in ten types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (b) RSUs granted to employees *(Continued)*

#### The 2022 RSU Scheme *(Continued)*

Details of the unlocking date are summarized as follows:

| Type of eligible participants | Grant fair value HK$ per share | % of conditional shares | Vesting date | % of vested conditional shares |
|---|---|---|---|---|
| 1 | 33.95 | 100% | 16 September 2024 | 100% |
| 2 | 33.95 | 100% | 16 September 2024-2025 | 75%, 25% |
| 3 | 33.95 | 100% | 16 September 2024-2025 | 50%, 50% |
| 4 | 33.95 | 100% | 16 September 2024-2026 | 30%, 30%, 40% |
| 5 | 33.95 | 100% | 16 September 2024-2026 | 22.5%, 22.5%, 55% |
| 6 | 33.95 | 100% | 16 September 2024-2026 | 50%, 25%, 25% |
| 7 | 33.95 | 100% | 16 September 2024-2026 | 25%, 37%, 38% |
| 8 | 33.95 | 100% | 16 September 2025 | 100% |
| 9 | 33.95 | 100% | 16 September 2025-2026 | 40%, 60% |
| 10 | 33.95 | 100% | 16 September 2025-2026 | 50%, 50% |

Pursuant to the 2022 RSU Scheme, on 26 November 2025, the Company granted 1,177,256 RSUs under the 2022 RSU Scheme, representing 1,177,256 shares to 145 selected persons, who are employees of the Group, among which 143,363 RSUs, representing 143,363 shares, were granted to Dr. Yang Dajun ("**Dr. Yang**"), who is the chief executive officer of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each vesting dates.

| Type of eligible participants | Grant fair value HK$ per share | % of conditional shares | Vesting date | % of vested conditional shares |
|---|---|---|---|---|
| 1 | 63.35 | 100% | 26 November 2026-2028 | 33.33%, 33.33%, 33.34% |
| 2 | 63.35 | 100% | 26 November 2026-2029 | 25%, 25%, 25%, 25% |

The following restricted shares were outstanding under the 2022 RSU Scheme during the year:

| | 2025 Number of RSUs | 2024 Number of RSUs |
|---|---|---|
| Outstanding as of 1 January | 1,436,525 | 1,641,974 |
| Granted during the year | 1,177,256 | 777,006 |
| Forfeited during the year | (132,302) | (42,768) |
| Vested during the year | (936,187) | (939,687) |
| Outstanding as of 31 December | 1,545,292 | 1,436,525 |

The fair value of each RSU under the 2022 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

## 33. SHARE-BASED PAYMENTS *(Continued)*

### (b) RSUs granted to employees *(Continued)*

#### The 2022 RSU Scheme *(Continued)*

Under the 2022 RSU Scheme, the fair value of the RSUs granted during the year ended 31 December 2025 amounted to RMB68,327,000 (2024: RMB24,078,000).

The weighted average share price at the date of exercise for RSUs exercised during the year through the treasury was HK$20.14 per share (2024: HK$19.24 per share) and through the issuance was HK$79.35 per share.

The Company recognized a share-base payment expense of RMB14,850,000 for the year ended 31 December 2025 (2024: RMB20,068,000).

The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK$85,945,000, equivalent to RMB78,740,000, transferred from capital and other reserves.

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these RSUs. The Group accounts for the scheme as an equity-settled plan.

## 34. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

### (a) Major non-cash transactions

i. During the year ended 31 December 2025, the Company granted 633,243 options under the post-IPO option scheme to 33 grantees. During the year ended 31 December 2024, the Company did not grant any new share options under the post-IPO option scheme.

ii. During the year ended 31 December 2025, the Company issued 48,439 RSUs under the 2021 RSU scheme to 34 grantees and 1,177,256 RSUs under the 2022 RSU scheme to 145 grantees. During the year ended 31 December 2024, the Company granted nil RSUs under 2021 RSU and granted 777,006 RSUs under the 2022 RSU scheme to 59 grantees.

iii. During the year ended 31 December 2025, the Company issued 1,592,607 newly issued shares to employees and 176,278 newly issued shares to Dr. Zhai as settlement of bonus of RMB58,869,000 (2024: RMB49,350,000).

iv. During the year ended 31 December 2025, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB5,047,000 (2024: RMB17,108,000), and non-cash disposals of RMB2,675,000 and RMB3,360,000(2024: RMB1,067,000 and RMB1,152,000), respectively, in respect of lease arrangements for buildings.

# Notes to the Consolidated Financial Statements *(Continued)*

31 December 2025

## 34. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS *(Continued)*

### (b) Changes in liabilities arising from financing activities

|  | Accrued interest in other payables and accruals RMB'000 | Bank and other loans RMB'000 | Lease liabilities RMB'000 |
|---|---|---|---|
| At 1 January 2025 | 1,265 | 1,638,265 | 30,232 |
| Changes from financing cash flows | (50,190) | 316,980 | (9,717) |
| New leases | – | – | 5,047 |
| Disposal | – | – | (3,360) |
| Interest expenses | 49,534 | 2,278 | 1,118 |
| Interest paid classified as financing cash flows | – | – | (1,118) |
| Effect of change in foreign exchange rates | – | – | (6) |
| At 31 December 2025 | 609 | 1,957,523 | 22,196 |

|  | Accrued interest in other payables and accruals RMB'000 | Bank and other loans RMB'000 | Lease liabilities RMB'000 |
|---|---|---|---|
| At 1 January 2024 | 1,046 | 1,772,914 | 22,681 |
| Changes from financing cash flows | (59,057) | (136,928) | (8,413) |
| New leases | – | – | 17,108 |
| Disposal | – | – | (1,152) |
| Interest expenses | 59,276 | 2,279 | 1,498 |
| Interest paid classified as financing cash flows | – | – | (1,498) |
| Effect of change in foreign exchange rates | – | – | 8 |
| At 31 December 2024 | 1,265 | 1,638,265 | 30,232 |

### (c) Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Within operating activities | 329 | 238 |
| Within financing activities | 10,835 | 9,911 |
|  | 11,164 | 10,149 |

# Notes to the Consolidated Financial Statements *(Continued)*

## 35. COMMITMENTS

(a) As at 31 December 2025, the Group had capital commitments of RMB307,000 relating to furniture and equipment (2024: RMB4,366,000).

(b) The Group has no lease contracts that have not yet commenced as at 31 December 2025.

(c) The Group enters into business agreements with institutions to license intellectual property. The Group may be obligated to make future research and developmental milestone payments, regulatory and commercial milestone payments and royalty payments on future sales of specified products associated with the agreements. Payments under these agreements generally become due and payable upon achievement of such milestones or sales. These commitments are not recorded on the consolidated financial statements because the achievement and timing of these milestones are not fixed and determinable. When the achievement of these milestones or sales have occurred, the corresponding amounts are recognized in the consolidated financial statements.

## 36. CONTINGENT LIABILITIES

The Group had no significant contingent liabilities as at the end of the reporting date.

## 37. PLEDGE OF ASSETS

Details of the Group's assets pledged for the Group's bank loans are included in notes 29 to the financial statements.

## 38. RELATED PARTY TRANSACTIONS

(a) Apart from the transactions detailed elsewhere in this financial information, the Group had no transactions with related parties during the years ended 31 December 2025 and 2024.

(b) Transaction with a related parties

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Dr. Zhai Yifan | 29,533 | – |
| Dr. Yang Dajun | 3,933 | – |

According to the Healthquest Pharma Acquisition Agreement between Ascentage and Dr. Zhai, a contingent consideration of RMB29,533,000 due to Dr. Zhai was recognized during the year ended 31 December 2025.

On 17 July 2025, the Company borrowed 22,000,000 ordinary shares of the Company from Dr. Yang to fulfil a placement to designated subscribers within the required timeline. The borrowed shares were returned to Dr. Yang on 29 July 2025 through the issuance of new shares, accompanied by a contractual borrowing cost payment of RMB3,933,000, which was recorded as a reduction in equity in connection with such issuance.

## 38. RELATED PARTY TRANSACTIONS *(Continued)*

(c)    Outstanding balance with a related parties

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Other payables and accruals | 10,308 | 29,344 |
| Other non-current liabilities | 6,374 | – |
| Total for Dr. Zhai Yifan | 16,682 | 29,344 |

In accordance with the acquisition agreement, payable due to Dr. Zhai Yifan represent the contingent consideration for acquisition of Guangzhou Healthquest Pharma Co., Ltd.

(d)    Compensation of key management personnel of the Group:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Short term employee benefits and fees | 59,283 | 19,059 |
| Equity-settled share-based payment expenses | 3,141 | 625 |
| Post-employment benefits | 711 | 977 |
| Total | 63,135 | 20,661 |

Further details of directors' emoluments are included in note 9 to the financial statements.

# Notes to the Consolidated Financial Statements *(Continued)*

## 39. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of each reporting period are as follows:

### 2025

#### *Financial assets*

|  | Financial assets at fair value through profit or loss RMB'000 | Financial assets at amortized cost RMB'000 | Total RMB'000 |
|---|---|---|---|
| Financial assets included in prepayments, other receivables and other assets | – | 3,609 | 3,609 |
| Cash and bank balances | – | 2,470,085 | 2,470,085 |
| Trade receivables | – | 252,938 | 252,938 |
| Financial assets at FVTPL | 4,000 | – | 4,000 |
| Financial assets included in other non-current assets | – | 690 | 690 |
| Total | 4,000 | 2,727,322 | 2,731,322 |

#### *Financial liabilities*

|  | Financial liabilities at fair value through profit or loss RMB'000 | Financial liabilities amortized cost RMB'000 | Total RMB'000 |
|---|---|---|---|
| Interest-bearing bank and other borrowings (current and non-current portions) | – | 1,979,719 | 1,979,719 |
| Trade payables | – | 106,740 | 106,740 |
| Financial liabilities included in other payables and accruals | 1,968 | 138,482 | 140,450 |
| Other non-current liabilities | 6,374 | 5,657 | 12,031 |
| Total | 8,342 | 2,230,598 | 2,238,940 |

# Notes to the Consolidated Financial Statements *(Continued)*

## 39. FINANCIAL INSTRUMENTS BY CATEGORY *(Continued)*

The carrying amounts of each of the categories of financial instruments as at the end of each reporting period are as follows: (continued)

### 2024

#### *Financial assets*

| | Financial assets at fair value through profit or loss RMB'000 | Financial assets at amortized cost RMB'000 | Total RMB'000 |
|---|---|---|---|
| Financial assets included in prepayments, other receivables and other assets | – | 9,846 | 9,846 |
| Cash and bank balances | – | 1,261,211 | 1,261,211 |
| Trade receivables | – | 83,143 | 83,143 |
| Financial assets at FVTPL | 1,141 | – | 1,141 |
| Financial assets included in other non-current assets | – | 2,439 | 2,439 |
| Total | 1,141 | 1,356,639 | 1,357,780 |

#### *Financial liabilities*

| | Financial liabilities at fair value through profit or loss RMB'000 | Financial liabilities at amortized cost RMB'000 | Total RMB'000 |
|---|---|---|---|
| Interest-bearing bank and other borrowings (current and non-current portions) | – | 1,668,497 | 1,668,497 |
| Trade payables | – | 91,966 | 91,966 |
| Financial liabilities included in other payables and accruals | – | 103,014 | 103,014 |
| Other non-current liabilities | – | 6,274 | 6,274 |
| Total | – | 1,869,751 | 1,869,751 |

# Notes to the Consolidated Financial Statements *(Continued)*

## 40. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

|  | Carrying amounts | | Fair values | |
|---|---|---|---|---|
|  | 2025 RMB'000 | 2024 RMB'000 | 2025 RMB'000 | 2024 RMB'000 |
| **Financial assets** | | | | |
| Financial assets at FVTPL | 4,000 | 1,141 | 4,000 | 1,141 |
| Financial assets included in other non-current assets | 690 | 2,439 | 624 | 2,311 |
| Total | 4,690 | 3,580 | 4,624 | 3,452 |
| **Financial liabilities** | | | | |
| Financial liabilities included in other payables and accruals | 1,968 | – | 1,968 | – |
| Other non-current liabilities | 12,031 | 6,274 | 11,706 | 5,742 |
| Non-current portion of interest-bearing bank and other borrowings (other than lease liabilities) | 742,325 | 868,642 | 709,342 | 859,707 |
| Total | 756,324 | 874,916 | 723,016 | 865,449 |

Management has assessed that the fair values of cash and bank balances, trade receivables, financial assets included in prepayments, deposits and other receivables, trade payables, the current portion of long-term payables, the current portion of interest-bearing bank and other borrowings, financial liabilities included in other payables, and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments, or the interest rate being approximate to the discount rate of current market.

The Group's finance department is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance manager reports directly to the chief financial officer and the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The directors review the results of the fair value measurement of financial instruments periodically for annual financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair values of the financial assets and liabilities included in other non-current assets, and the non-current portion of interest-bearing bank and other borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group's own non-performance risk for other non-current assets, and interest-bearing bank and other borrowings as at 31 December 2025 was assessed to be insignificant.

The fair values of listed equity investments are based on quoted market prices. The fair values of the unlisted equity investments designated at fair value through profit or loss has been estimated using an asset-based valuation technique based on assumptions that are not supported by observable market prices or rates. The fair value measurement of these financial instruments may involve unobservable inputs. Fair value change resulting from changes in the unobservable inputs was not significant.

## 40. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS *(Continued)*

For Level 3 financial liabilities, the Group adopts the valuation techniques to determine the fair value. Valuation techniques include a discounted cash flow analysis. The fair value measurement of the financial instruments may involve unobservable inputs such as discount rate and possibility of payment. The Group periodically reviews all significant unobservable inputs and valuation adjustments used to measure the fair values of financial assets in Level 3.

### Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

***Assets measured at fair value***

*As at 31 December 2025*

| | Fair value measurement using | | | |
| | Quoted prices in active markets (Level 1) RMB'000 | Significant observable inputs (Level 2) RMB'000 | Significant unobservable inputs (Level 3) RMB'000 | Total RMB'000 |
| --- | --- | --- | --- | --- |
| Financial assets at FVTPL | – | – | 4,000 | 4,000 |

*As at 31 December 2024*

| | Fair value measurement using | | | |
| | Quoted prices in active markets (Level 1) RMB'000 | Significant observable inputs (Level 2) RMB'000 | Significant unobservable inputs (Level 3) RMB'000 | Total RMB'000 |
| --- | --- | --- | --- | --- |
| Financial assets at FVTPL | 1,141 | – | – | 1,141 |

***Liabilities measured at fair value***

*As at 31 December 2025*

| | Fair value measurement using | | | |
| | Quoted prices in active markets (Level 1) RMB'000 | Significant observable inputs (Level 2) RMB'000 | Significant unobservable inputs (Level 3) RMB'000 | Total RMB'000 |
| --- | --- | --- | --- | --- |
| Financial liabilities included in other payables and accruals | – | – | 1,968 | 1,968 |
| Other non-current liabilities | – | – | 6,374 | 6,374 |

During the years ended 31 December 2025 and 2024, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.

## 41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise cash and bank balances and interest-bearing bank and other borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The directors review and agree policies for managing each of these risks and they are summarized below.

### Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with floating interest rates.

The Group's policy is to manage its interest cost using a mix of fixed and floating rate debts.

As at 31 December 2025, the total interest-bearing bank borrowings of RMB1,911,273, 000 (2024: RMB1,116,015,000) of the Group were with floating interest rates denominated in RMB.

The following table demonstrates the sensitivity to a reasonably possible change in the RMB interest rate, with all other variables held constant, of the Group's loss before tax through the impact on floating rate borrowings. This analysis does not include the effect of interest capitalized.

|  | Increase/ (decrease) in basis points | Increase/ (decrease) in loss before tax RMB'000 |
|---|---|---|
| **2025** | | |
| RMB | **100** | **19,113** |
| RMB | **(100)** | **(19,113)** |
| | | |
| **2024** | | |
| RMB | 100 | 11,160 |
| RMB | (100) | (11,160) |

### Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units and investing and financing activities in currencies other than the units' functional currencies.

The following table demonstrates the sensitivity as at the end of each reporting period to a reasonably possible change in the US$ exchange rates, with all other variables held constant, of the Group's loss before tax and in other comprehensive income (without tax) due to changes in the fair values of monetary assets and liabilities.

# Notes to the Consolidated Financial Statements *(Continued)*

31 December 2025

## 41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

### Foreign currency risk *(Continued)*

| | Increase/ (decrease) in foreign currency rate % | Increase/ (decrease) in loss before tax RMB'000 | Increase/ (decrease) in other comprehensive income (without tax) RMB'000 |
|---|---|---|---|
| **31 December 2025** | | | |
| If RMB weakens against US$ | 5 | (65) | 124,210 |
| If RMB strengthens against US$ | (5) | 65 | (124,210) |
| | | | |
| **31 December 2024** | | | |
| If RMB weakens against US$ | 5 | (44) | 56,796 |
| If RMB strengthens against US$ | (5) | 44 | (56,796) |

### Credit risk

The Group trades only with recognized and creditworthy third parties. Concentrations of credit risk are managed by customer. At the end of the reporting period, the Group had certain concentrations of credit risk as 68% (2024: 73%) and 91% (2024: 96%) of the Group's trade receivables were due from the Group's largest customer, respectively. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

The credit risk of the Group's other financial assets, which comprise cash and bank balances, trade receivables, financial assets included in prepayments, deposits and other receivables and other non-current assets, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

## 41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

### Credit risk *(Continued)*

#### *Maximum exposure and year-end staging*

The tables below show the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification. The amounts presented are gross carrying amounts for financial assets.

| 31 December 2025 | 12-month ECLs | Lifetime ECLs | | | |
|---|---|---|---|---|---|
| | Stage 1 RMB'000 | Stage 2 RMB'000 | Stage 3 RMB'000 | Simplified approach RMB'000 | Total RMB'000 |
| Financial assets included in prepayments, other receivables and other assets | | | | | |
| – Normal** | 3,609 | – | – | – | 3,609 |
| Cash and bank balances | | | | | |
| – Not yet past due | 2,470,085 | – | – | – | 2,470,085 |
| Trade receivables* | – | – | – | 252,938 | 252,938 |
| Financial assets included in other non-current assets | | | | | |
| – Normal** | 690 | – | – | – | 690 |
| Total | 2,474,384 | – | – | 252,938 | 2,727,322 |

| 31 December 2024 | 12-month ECLs | Lifetime ECLs | | | |
|---|---|---|---|---|---|
| | Stage 1 RMB'000 | Stage 2 RMB'000 | Stage 3 RMB'000 | Simplified approach RMB'000 | Total RMB'000 |
| Financial assets included in prepayments, other receivables and other assets | | | | | |
| – Normal** | 9,846 | – | – | – | 9,846 |
| Cash and bank balances | | | | | |
| – Not yet past due | 1,261,211 | – | – | – | 1,261,211 |
| Trade receivables* | – | – | – | 83,143 | 83,143 |
| Financial assets included in other non-current assets | | | | | |
| – Normal** | 2,439 | – | – | – | 2,439 |
| Total | 1,273,496 | – | – | 83,143 | 1,356,639 |

\*    For trade receivables to which the Group applies the simplified approach for impairment, information is disclosed in note 23 to the financial statements.

\*\*    The credit quality of the financial assets included in prepayments, other receivables and other assets and financial assets included in other non-current assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

## 41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

### Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, lease liabilities and other interest-bearing loans. As at 31 December 2025, 62% (2024: 47%) of the Group's borrowings would mature in less than one year based on the carrying values of the borrowings.

The maturity profile of the Group's financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

**As at 31 December 2025**

|  | On demand RMB'000 | Less than 1 year RMB'000 | 1 to 5 years RMB'000 | Over 5 years RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|
| Trade payables | – | 106,740 | – | – | 106,740 |
| Lease liabilities | – | 8,262 | 16,226 | – | 24,488 |
| Interest-bearing bank and other borrowings (excluding lease liabilities) | – | 1,255,814 | 365,732 | 546,806 | 2,168,352 |
| Financial liabilities included in other payables and accruals | 130,142 | 10,308 | – | – | 140,450 |
| Other non-current liabilities | – | – | 12,031 | – | 12,031 |
| Total | 130,142 | 1,381,124 | 393,989 | 546,806 | 2,452,061 |

**As at 31 December 2024**

|  | On demand RMB'000 | Less than 1 year RMB'000 | 1 to 5 years RMB'000 | Over 5 years RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|
| Trade payables | – | 91,966 | – | – | 91,966 |
| Lease liabilities | – | 10,674 | 8,592 | – | 19,266 |
| Interest-bearing bank and other borrowings (excluding lease liabilities) | – | 813,610 | 452,765 | 565,079 | 1,831,454 |
| Financial liabilities included in other payables and accruals | 73,670 | 29,344 | – | – | 103,014 |
| Other non-current liabilities | – | – | 6,274 | – | 6,274 |
| Total | 73,670 | 945,594 | 467,631 | 565,079 | 2,051,974 |

## 41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

### Equity price risk

Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the value of individual securities. The Group is exposed to equity price risk arising from individual equity investments included in financial assets at FVTPL (note 19) as at 31 December 2025. The Group's listed investments held in the prior year were listed on NASDAQ and were valued at the quoted market price at the end of the reporting period, whereas the investments in the current year don't involve publicly traded market quotations.

The market equity index for the following stock exchange, at the close of business of the nearest trading day in the year to the end of the reporting period, and its respective highest and lowest points during the year were as follows:

| | 31 December 2025 | High/low 2025 | 31 December 2024 | High/low 2024 |
|---|---|---|---|---|
| United States – NASDAQ index | – | –/ – | 19,311 | 20,205/ 14,478 |

The following table demonstrates the sensitivity to every 5% change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the end of the reporting period.

| | Carrying amount of equity investments RMB'000 | Decrease/ (increase) in loss before tax RMB'000 |
|---|---|---|
| **2025** | | |
| Investments listed in: | | |
| NASDAQ – Financial assets at fair value through profit or loss | – | – |
| | | – |
| | | |
| **2024** | | |
| Investments listed in: | | |
| NASDAQ – Financial assets at fair value through profit or loss | 1,141 | 57 |
| | | (57) |

## 41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

### Capital management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the reporting year.

The Group monitors capital using a gearing ratio, which is net debt divided by the adjusted capital plus net debt. Net debt includes interest-bearing bank and other borrowings, trade payables, financial liabilities included in other payables and accruals and long-term payables, less cash and bank balances. Capital includes equity attributable to owners of the parent. The gearing ratios as at the end of the reporting periods were as follows:

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| Interest-bearing bank and other borrowings | 1,979,719 | 1,668,497 |
| Trade payables | 106,740 | 91,966 |
| Financial liabilities included in other payables and accruals | 140,450 | 103,014 |
| Other non-current liabilities | 12,031 | 6,274 |
| Less: Cash and bank balances | (2,470,085) | (1,261,211) |
| | | |
| Net debt | (231,145) | 608,540 |
| | | |
| Equity attributable to owners of the parent | 1,324,462 | 264,194 |
| | | |
| Adjusted capital | 1,324,462 | 264,194 |
| | | |
| Capital and net debt | 1,093,317 | 872,734 |
| | | |
| Gearing ratio | NA | 70% |

## 42. EVENT AFTER THE REPORTING PERIOD

As at the date of approval of these financial statements, there have been no significant events after the end of the reporting period.

# Notes to the Consolidated Financial Statements *(Continued)*

31 December 2025

## 43. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

|  | 2025 RMB'000 | 2024 RMB'000 |
|---|---|---|
| **NON-CURRENT ASSETS** | | |
| Investments in subsidiaries | 448,431 | 380,339 |
| Other non-current asset | 29,851 | 30,529 |
| Total non-current assets | 478,282 | 410,868 |
| **CURRENT ASSETS** | | |
| Prepayments, other receivables and other assets | 4,806,759 | 3,986,172 |
| Cash and bank balances | 1,841,572 | 470,170 |
| Total current assets | 6,648,331 | 4,456,342 |
| **CURRENT LIABILITIES** | | |
| Other payables and accruals | 2,382 | 24,187 |
| Total current liabilities | 2,382 | 24,187 |
| **NET CURRENT ASSETS** | 6,645,949 | 4,432,155 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | 7,124,231 | 4,843,023 |
| Net assets | 7,124,231 | 4,843,023 |
| **EQUITY** | | |
| Share capital | 256 | 214 |
| Treasury shares | (2,961) | (8) |
| Capital and reserves | 7,126,936 | 4,842,817 |
| Total equity | 7,124,231 | 4,843,023 |

# Notes to the Consolidated Financial Statements *(Continued)*

31 December 2025

## 43. STATEMENT OF FINANCIAL POSITION OF THE COMPANY *(Continued)*

Note:

A summary of the Company's reserves is as follows:

| | Capital and reserves RMB'000 | Exchange fluctuation reserve RMB'000 | Accumulated losses RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| At 31 December 2023 and 1 January 2024 | 5,072,015 | 40,883 | (905,054) | 4,207,844 |
| Loss for the year | – | – | (13,643) | (13,643) |
| Other comprehensive income for the year | | | | |
| Exchange differences on translation of the Company | – | 67,715 | – | 67,715 |
| Total comprehensive income for the year | – | 67,715 | (13,643) | 54,072 |
| Issue of ordinary shares | 533,923 | – | – | 533,923 |
| Employees share-based compensation scheme | | | | |
| RSU expenses | 20,924 | – | – | 20,924 |
| Exercise of pre-IPO share options | 6 | – | – | 6 |
| Vesting of RSUs | (14,671) | – | – | (14,671) |
| Equity-settled bonus | 40,719 | – | – | 40,719 |
| At 31 December 2024 and 1 January 2025 | 5,652,916 | 108,598 | (918,697) | 4,842,817 |
| Loss for the year | – | – | 74,713 | 74,713 |
| Other comprehensive income for the year Exchange differences on translation of the Company | – | (149,557) | – | (149,557) |
| Total comprehensive income for the year | – | (149,557) | 74,713 | (74,844) |
| Issue of ordinary shares | 2,279,855 | – | – | 2,279,855 |
| Employees share-based compensation scheme | | | | |
| post-IPO share option expenses | 2,420 | – | – | 2,420 |
| RSU expenses | 18,454 | – | – | 18,454 |
| Exercise of pre-IPO share options | 4 | – | – | 4 |
| Vesting of RSUs | (638) | – | – | (638) |
| Equity-settled bonus | 58,868 | – | – | 58,868 |
| At 31 December 2025 | 8,011,879 | (40,959) | (843,984) | 7,126,936 |

## 44. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on 28 April 2026.